Filed Pursuant to Rule 424(b)(3)
Registration No. 333-134701
PROSPECTUS AUGUST 7, 2006
$175,000,000
Network Communications, Inc.
Exchange Offer for
10 3/4 % Senior Notes due 2013
         Offer for outstanding 10 3/4% Senior Notes due 2013, in the aggregate principal amount of $175,000,000 (which we refer to as the “Old Notes”) in exchange for up to $175,000,000 aggregate principal amount of 10 3/4 % Senior Notes due 2013 which have been registered under the Securities Act of 1933, as amended, (which we refer to as the “New Notes” and, together with the Old Notes, the “Notes”).
Terms of the Exchange Offer:
      Expires 5:00 p.m., New York City time, September 8, 2006, unless extended.
      Not subject to any condition other than that the exchange offer does not violate applicable law or any interpretation of the staff of the Securities and Exchange Commission.
      Network Communications, Inc. (“NCI”) can amend or terminate the exchange offer.
      NCI will exchange all 10 3/4 % Senior Notes due 2013 that are validly tendered and not validly withdrawn.
      NCI will not receive any proceeds from the exchange offer.
      The exchange of Notes will not be a taxable exchange for U.S. federal income tax purposes.
      You may withdraw tendered outstanding Old Notes any time before the expiration of the exchange offer.
Terms of the New Notes:
      The New Notes will be general unsecured obligations and will rank equally to all of secured senior debt.
      The New Notes mature on December 1, 2013. From December 1, 2005, the New Notes will bear interest, which will be payable semi-annually in cash, at a rate per annum of 10 3/4%, on each June 1 and December 1, commencing on June 1, 2006.
      NCI may redeem the New Notes at any time on or after December 1, 2009.
      Prior to December 1, 2008, NCI may redeem up to 35% of the New Notes with proceeds of certain sales of the equity of Network Communications, Inc.
      Upon a change of control, NCI may be required to offer to repurchase the New Notes.
      The terms of the New Notes are identical to NCI’s outstanding Old Notes except for transfer restrictions and registration rights.
      For a discussion of specific risks that you should consider before tendering your outstanding 10 3/4% Senior Notes due 2013 in the exchange offer, see “Risk Factors” beginning on page 13.
      There is no public market for NCI’s outstanding 10 3/4% Senior Notes due 2013 or the New Notes. However, you may trade NCI’s outstanding 10 3/4% Senior Notes due 2013 in the Private Offering Resale and Trading through Automatic Linkages, or PORTALtm, market.
      Each broker-dealer that receives New Notes pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the New Notes. A broker dealer who acquired Old Notes as a result of market making or other trading activities may use this exchange offer prospectus, as supplemented or amended, in connection with any resales of the New Notes.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the New Notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is August 7, 2006

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling noteholders are offering to sell, and seeking offers to buy, 10 3/4% Senior Subordinated Notes due 2013 only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our 10 3/4% Senior Notes due 2013.
      Each broker-dealer that receives new securities for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of these new securities. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new securities received in exchange for securities where those securities were acquired by this broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date and ending on the close of business 180 days after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”
      As used in this prospectus and unless the context indicated otherwise, “Notes” refers, collectively, to our “Old Notes” and “New Notes.”

i

PROSPECTUS SUMMARY
      The following summary is qualified in its entirety by the more detailed information, including the “Risk Factors” and the consolidated financial statements and related notes, included elsewhere in this prospectus. Except as otherwise stated or required by the context, references in this prospectus to “NCI,” “our company,” “we,” “us” and “our” refer to Network Communications, Inc. and its consolidated subsidiaries. References to “GMH” are to Gallarus Media Holdings, Inc., our parent. Each reference in this prospectus to a fiscal year, “fiscal 2004” for example, refers to the fifty-two or fifty-three week accounting year ended on the last Sunday of March of such year and includes 13 four-week periods. Because this is a summary, it may not contain all the information that may be important to you. You should read the entire prospectus, including the consolidated financial statements and related notes, before deciding whether to invest in the notes.
Our Company
      We are one of the largest and most diversified publishers of information for the local real estate market in North America. Through our extensive proprietary network of online and print distribution points, we provide critical local information to consumers involved in buying, leasing and renovating a home. Our reader base selects our print and online publications almost exclusively for the extensive advertisements, and, as a result, we are able to provide high quality leads at an effective cost to our advertisers, which are comprised of agents, property management companies, new home builders and home renovation products and service providers. In fiscal 2006, we believe that we generated over ten million leads for our advertisers. Approximately 70% of our revenue was generated by advertisers under contract and over 75% of our advertisers under contract renew on an annual basis. For the fiscal year ended March 26, 2006, we generated revenue of $177.0 million and a net loss of $11.0 million.
      We were acquired by Citigroup Venture Capital Equity Partners, L.P. (“CVC”) on January 7, 2005. CVC is a private equity fund managed by Citigroup Venture Capital Ltd., one of the industry’s oldest private equity firms.
      Our property, equipment, software and intangible assets were revalued in conjunction with this transaction. Our fiscal 2006 loss was primarily attributable to the increase in interest expense and depreciation and amortization expense associated with our acquisition by CVC.
      We operate in over 650 targeted markets which may overlap geographically across the U.S. and Canada, and have a monthly print and online reach of over 13 million potential consumers seeking to buy, rent or renovate their homes. The predominant content in our publications is advertisements, and our two largest publications are 100% advertisement based. In the resale home market, our flagship brand, The Real Estate Book (“TREB”), is the largest real estate advertising publication in North America. In the leasing market, we provide residential and commercial leasing listings, primarily through Apartment Finder and Black’s Guide. In the home improvement market, we are the largest publisher of local and regional design magazines for the luxury market, including Kansas City Homes & Gardens, Atlanta Homes & Lifestyles, Colorado Homes & Lifestyles and Mountain Living. We believe that our focus on the three largest and most diversified areas of the housing market insulates us from a downturn in any specific area.
      The local print advertising marketplace is dominated by three categories of publishers: newspapers, yellow pages and free guides. Real estate is an important component of the newspaper and free guides sectors.
      Our largest competitor in the resale home market is the local newspaper. We have a significant competitive advantage against local newspapers as our advertising is less costly to real estate brokers, more targeted in distribution, and provides more information and color photos of homes for sale.
      We also compete against other free guides in local markets. We have a significant competitive advantage over such other free guides because we have achieved significant economics of scale in infrastructure and database of listings.

      Management believes that it is well positioned to participate in the projected rapid growth of web-based residential real estate advertising due to its multiple third party online partnerships and portfolio of rich online offerings under the LivingChoices.com umbrella.
      We believe that our proprietary online and print distribution strategy gives us an advantage in reaching consumers at critical points in the purchase process. We distribute our printed publications through an extensive rack distribution network, comprised of more than 320,000 high traffic locations in areas frequented by our target consumers. In addition, we maintain more than 30,000 uniquely shaped proprietary sidewalk distribution boxes. For those products targeting affluent consumers and businesses, we utilize sophisticated database management and customer acquisition tools in order to develop highly targeted direct mail distribution. We also distribute all of our content — including our database of more than 1.8 million homes and apartments — online to our advertisers. We maintain a proprietary online network (LivingChoices.com) which has over one million unique visitors each month. In addition, we distribute our content to more than ten online distribution partners, including RealEstate.com, BobVila.com and Lycos.com, with a monthly reach of over 47 million online users. We believe our combined online and print distribution network, which is provided to advertisers at one all-inclusive cost, drives exceptional results for our advertisers.
      We have two distinct marketing channels through which we generate revenue, the independent distributor channel (the “ID channel”) and the direct channel (the “Direct channel”). In our ID channel, the independent distributor is responsible for selling the advertising, collecting listings from agents/brokers and distributing publications in a specific geographic market. In our Direct channel, we sell the advertising, collect the listings from the agents/brokers, create and print the publications and distribute the publications. In fiscal 2006, the ID channel accounted for 36% of our revenue while the Direct channel accounted for 64%.
      We are dedicated to delivering the highest quality products to our advertisers and consumers. Substantially all of our products are printed in four-color on quality paper stock. In addition, we print primarily digest-sized magazines, which are easy to use and transport during a home search. Our vertical integration strategy, which includes printing approximately 92% of our publications in-house, allows for exceptional quality control and speed to market for the multitude of products we produce. We print the remaining 8% of our publications at third party commercial printers.
      We operate a highly efficient manufacturing and shipping network. At our corporate headquarters and production facility in Lawrenceville, GA, a suburb of Atlanta, we own and operate five Zirkon presses that are optimized to produce our digest-sized four-color publications. In fiscal 2006 we processed more than 364,000 digital images, created more than 439,000 advertising pages and produced more than ten billion printed pages. Through our fleet of nine trucks, we delivered more than 130 million books to over 650 targeted markets which may overlap geographically across the U.S. and Canada. The benefits of our vertical integration strategy include lower cost of production, higher quality control and faster time to market than our competitors. As of March 26, 2006, we had 1,009 employees, approximately 535 of which were located at our corporate headquarters.
      In fiscal 2005, we repurchased territories back from two of our independent distributors. The first repurchase was of two TREB publications in the Seattle, WA area. The second repurchase was of several Apartment Finder publications in Houston, TX and surrounding markets. We also acquired the assets of an apartment publication and a new home publication in the Raleigh, NC market.
      In May 2005, we purchased the assets of home and design titles in the Atlanta, Seattle, St. Louis and Colorado markets as well as a title focused on mountain living. In September 2005, we acquired several resale real estate publications servicing Knoxville, TN and the surrounding areas. In October 2005, we made an acquisition of a magazine and a directory focusing on the home design and home improvement sectors in the Atlanta, GA market. In November 2005, we acquired a magazine serving the home and design marketplace in Arkansas. Also in November 2005, we purchased the assets of a magazine serving the relocation market in Las Vegas.

      On November 30, 2005, we refinanced our capital structure. The objective of the refinancing was to provide us with a long-term capital structure that is consistent with our strategy and preserve acquisition flexibility. The refinancing was completed through an offering of $175.0 million of Senior Notes and a new senior secured credit facility comprised of a $50.0 million senior credit term loan facility, a new revolving credit facility with an availability of $35.0 million and an additional $75.0 million in uncommitted incremental term loans. The proceeds of the Refinancing were used to repay the outstanding balances under the Term A, Term B, Term C, the revolving facility and $30.0 million of the senior subordinated debt.
Industry Dynamics
      The real estate industry, including the market for existing homes, continues to show robust, long-term growth, supported by rising home ownership and strong population growth. In addition, the emergence of flexible home financing options has made home ownership more attainable to a broader range of potential buyers. The characteristics of the areas of the real estate market that we serve ((i) the resale and new sales area, (ii) the rental and leasing area and (iii) the remodeling and home improvement area) provide a unique opportunity for a targeted national network of local print and online guides such as ours. The vast majority of homes for sale are handled through real estate agents who receive a fee upon the completion of the transaction. These agents’ largest expenditures are on advertising and marketing in an attempt to reach the highest number of quality leads for their current listings, as well as to generate new listings. The key drivers of these agents’ advertising and marketing expenditures are the number of transactions per year, rather than dollar volume per transaction, providing a stable revenue base regardless of upward or downward movements of prices in each local market. Apartments for lease are managed by property management companies, who use specialty publications such as Apartment Finder to attract potential residents to their communities. These communities are most widely represented as a percent of total Apartment Finder revenue in North Carolina (16.7%), Georgia 11.2%, South Carolina 5.2%, Florida 7.8%, Texas 11.9% and Alabama 6.2%. Companies providing home renovation products and services are increasingly turning to targeted local media outlets to attract new customers. Our local design magazines target active, affluent consumers, the group that spends the largest amount on home renovation and design.
      The U.S. renovation market is currently strong and expected to grow in the future. The U.S. housing stock of more than 120 million existing housing units continues to age and, as a result, homeowners are projected to spend more money than ever on remodeling projects. In 2005, the Harvard Joint Center reported that total remodeling expenditures for 2003, the latest year for which such data are available, reached a historic high of $233.0 billion.
Competitive Strengths
      We believe we are distinguished by the following competitive strengths:

Growing Revenue Base. We have experienced strong and recurring revenue growth over the past three years. Year-over-year revenue growth for fiscal 2003 to fiscal 2004, fiscal 2004 to fiscal 2005 and fiscal 2005 to fiscal 2006 was 16.8%, 17.3% and 27.0%, respectively. The majority of this growth has been organic, as revenue from our existing publications has grown 11.8%, 13.5% and 14.8%, respectively, during these same periods. The remainder of our revenue growth was generated by various strategic acquisitions.

Highly Predictable and Diversified Revenue. Our revenues are highly diversified across our product offerings, geographic footprint and broad customer base. Over the last five years, we have reduced our reliance on TREB and substantially increased the contribution to our revenue by our other publications. In addition, we have successfully introduced new products and brands such as Black’s Guide, Kansas City Homes & Gardens, Atlanta Homes & Lifestyles and Colorado Homes & Lifestyles during that time. Our broad geographic coverage is spread across North America in over 650 markets and no single market accounted for more than 2.2% of our fiscal 2006 revenue. Our business is almost exclusively locally driven, thereby eliminating the risk of customer concentration and economic downturns in any particular market. Approximately 70% of our revenue was generated by advertisers under contract. These contracts have a renewal rate of over 75%.

Established Infrastructure and Significant Economies of Scale. Through organic growth and strategic acquisitions we have established significant economies of scale in our proprietary distribution network and proprietary database of local residential real estate listings. We believe that our distribution network and proprietary database of 1.8 million residential real estate listings and photographs would be cost-prohibitive and time-consuming to replicate and maintain.

Portfolio of Strong, Established Brands. According to Advertising Age, TREB is the number-one free publication in terms of circulation in North America and has the sixth largest circulation in the world. Apartment Finder is the premier digest-size, full-color local rental community publication in North America. In addition to the over 20-year-old brand strength of both TREB and Apartment Finder, our strategy of saturating our markets with over eight million TREB magazines and 1.4 million Apartment Finder magazines each month has created strong brand recognition.

Strong Free Cash Flows and Significant Operating Leverage. We generate strong free cash flows and require minimal operating capital investment in order to maintain and significantly increase our revenue and earnings before net interest expense, income tax expense and depreciation and amortization expense (“EBITDA”). The predictability and stability of this cash flow has allowed us to continuously pay down our indebtedness and de-lever significantly over the years. We have exhibited significant operating leverage as demonstrated by our strong growth in EBITDA over the past five years.

History of Successfully Integrated Acquisitions. From fiscal 2002 to fiscal 2006, we have made 16 acquisitions of 43 publications. The successful integration of these acquisitions into our business has been driven, in part, by our ability to recognize synergies and reduce duplicative costs.

Experienced Management Team. We have an experienced management team that has demonstrated their ability to improve our competitive position by successfully executing our business strategy and building a leading market position.
Business Strategy
      Increase advertising volume in each local market through enhanced print and online products and services. The key driver of growth in our existing business is increasing the number of advertiser pages per book while simultaneously increasing the average revenue per advertiser page by consistently enhancing the value and offerings we deliver to the advertiser. We believe that our products offer a compelling return on investment (“ROI”) to our advertisers. We continuously seek to further enhance the ROI to our advertisers through continued investments in our distribution network and by further strengthening the branding of our products. In addition, we are making incremental investments in information technology to better track lead generation and enhance our customer sales and service.
      Expand through targeted product launches in North American markets. We have successfully implemented a strategic framework for product growth that aims to maximize revenue and cash flow generation. We believe that there are significant opportunities to expand into new geographic markets through our ID and Direct channels. Historically, the ID channel has been the primary growth channel for TREB, while our Direct channel is the preferred strategy for new market opportunities which require significant capital investment.
      Continue to provide integrated print and online products to capture increased online activity. Our website, LivingChoices.com, complements the strength of our print publications by providing broad distribution of our database of real estate listings to the millions of consumers searching for homes online. With over ten million unique visitors viewing 500 million listings annually, LivingChoices.com is a highly trafficked online destination for consumers searching for homes and apartments. In addition, we distribute our content to a broad range of websites, including RealEstate.com, BobVila.com and Lycos.com. We aim to continuously expand and develop our web presence to further enhance the strength of our brands and to further improve the ROI for our advertiser base.
      Continue to selectively pursue strategic acquisitions. This strategy allows us to build on our economies of scale. We plan to continue to selectively pursue acquisitions in the future by focusing on sourcing and identifying potential acquisition targets in local markets where we are already present.
New Senior Secured Credit Facilities
      In connection with this offering, we entered into a new senior secured revolving credit facility under which we have available to us $35.0 million in committed revolving loans and a new senior secured term loan facility under which we have borrowed an aggregate principal amount of $50.0 million as of March 26, 2006 and have available to us an additional $75.0 million in uncommitted incremental term loans.
Principal Executive Offices
      Network Communications, Inc. is a Georgia corporation formed in 1980. Our executive offices are located at 2305 Newpoint Parkway, Lawrenceville, Georgia 30043, and our telephone number is (770) 962-7220. Our corporate website address is www.ncinfo.net. Our website and the information contained on our website are not part of this prospectus.

Purpose of the Exchange Offer
      On November 30, 2005, we sold, through a private placement exempt from the registration requirements of the Securities Act, $175,000,000 of our 10 3/4 % Senior Notes due 2013, all of which are eligible to be exchanged for New Notes. We refer to these Notes as “Old Notes” in this prospectus. The sale of our Senior Notes in conjunction with entering into our new senior secured credit facilities, which occurred on November 30, 2005, is referred to as the “Refinancing”.
      Simultaneously with the private placement, we entered into a registration rights agreement with the initial purchasers of the Old Notes. Under the registration rights agreement, we are required to cause a registration statement for substantially identical Notes, which will be issued in exchange for the Old Notes, to be filed on or prior to July 28, 2006 unless not permitted by applicable law or SEC policy. We filed our initial registration statement with the SEC on June 2, 2006. In addition, the registration rights agreement requires that we use all commercially reasonable efforts to cause this Registration Statement to be declared effective by the SEC on or prior to the earlier of 90 days after the filing of the registration statement. We refer to the Notes to be registered under this Registration Statement as “New Notes” and collectively with the Old Notes, we refer to them as the “Notes” in this prospectus. You may exchange your Old Notes for New Notes in this exchange offer. You should read the discussion under the headings “Summary of the Exchange Offer,” “The Exchange Offer” and “Description of the New Notes” for further information regarding the New Notes.
      We did not register the Old Notes under the Securities Act or any state securities law, nor do we intend to after the exchange offer. As a result, the Old Notes may only be transferred in limited circumstances under the securities laws. If the holders of the Old Notes do not exchange their Old Notes in the exchange offer, they lose their right to have the Old Notes registered under the Securities Act, subject to certain limitations. Anyone who still holds Old Notes after the exchange offer may be unable to resell their Old Notes.
Summary of the Exchange Offer

Securities Offered	Up to $175,000,000 aggregate principal amount of 10 3/4 % Senior Notes due 2013. The terms of the New Notes and the Old Notes are identical in all material respects, except for certain transfer restrictions and registration rights relating to the Old Notes.

The Exchange Offer	We are offering to exchange the Old Notes for a like principal amount at maturity of the New Notes. Old Notes may be exchanged only in integral principal at maturity multiples of $1,000. This exchange offer is being made pursuant to a registration rights agreement dated as of November 30, 2005, which granted the initial purchasers and any subsequent holders of the Old Notes certain exchange and registration rights. This exchange offer is intended to satisfy those exchange and registration rights with respect to the Old Notes. After the exchange offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your Old Notes.

Expiration Date; Withdrawal of Tender	The exchange offer will expire 5:00 p.m. New York City time, on September 8, 2006, or a later time if we choose to extend this exchange offer. You may withdraw your tender of Old Notes at any time prior to the expiration date. All outstanding Old Notes that are validly tendered and not validly withdrawn will be exchanged. Any Old Notes not accepted by us for exchange for any reason will be returned to you at our expense as promptly as possible after the expiration or termination of the exchange offer.

Resales	We believe that you can offer for resale, resell and otherwise transfer the New Notes without complying with the registration and prospectus delivery requirements of the Securities Act if:

• you acquire the New Notes in the ordinary course of business;

• you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the New Notes; and

• you are not an “affiliate” of NCI, as defined in Rule 405 of the Securities Act;

• you are not a broker-dealer.

If any of these conditions is not satisfied and you transfer any New Notes without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act. We do not assume or indemnify you against this liability.

Each broker-dealer acquiring New Notes issued for its own account in exchange for Old Notes, which it acquired through market-making activities or other trading activities, must acknowledge that it will deliver a proper prospectus when any New Notes issued in the exchange offer are transferred. A broker-dealer may use this prospectus for an offer to resell, a resale or other retransfer of the New Notes issued in the exchange offer.

Conditions to the Exchange Offer	Our obligation to accept for exchange, or to issue the New Notes in exchange for, any Old Notes is subject to certain customary conditions relating to compliance with any applicable law, or any applicable interpretation by any staff of the Securities and Exchange Commission, or any order of any governmental agency or court of law. We currently expect that each of the conditions will be satisfied and that no waivers will be necessary. See “The Exchange Offer — Conditions to the Exchange Offer.”

Procedures for Tendering Notes Held in the Form of Book-Entry Interests	The Old Notes were issued as global securities and were deposited upon issuance with Wells Fargo Bank, N.A. Wells Fargo Bank, N.A. issued certificateless depositary interests in those outstanding Old Notes, which represent a 100% interest in those Old Notes, to The Depositary Trust Company.

Beneficial interests in the outstanding Old Notes, which are held by direct or indirect participants in the Depository Trust Company, are shown on, and transfers of the Old Notes can only be made through, records maintained in book-entry form by The Depository Trust Company.

You may tender your outstanding Old Notes by instructing your broker or bank where you keep the Old Notes to tender them for you. In some cases you may be asked to submit the BLUE-colored “Letter of Election and Instructions to Brokers or Bank” that may accompany this prospectus. By tendering your Old Notes you will be deemed to have acknowledged and agreed to be bound by the terms set forth under “The Exchange Offer.” Your outstanding Old Notes will be tendered in multiples of $1,000.

A timely confirmation of book-entry transfer of your outstanding Old Notes into the exchange agent’s account at The Depository Trust Company, under the procedure described in this prospectus under the heading “The Exchange Offer” must be received by the exchange agent on or before 5:00 p.m., New York City time, on the expiration date.

United States Federal Income Tax Considerations	The exchange offer should not result in any income, gain or loss to the holders of Old Notes or to us for United States Federal Income Tax Purposes. See “Certain United States Federal Income Tax Considerations.”

Use of Proceeds	We will not receive any proceeds from the issuance of the New Notes in the exchange offer.

Exchange Agent	Wells Fargo Bank, N.A. is serving as the exchange agent for the exchange offer.

PORTAL Market	There is no public market for our outstanding Old Notes or the New Notes. However, you may trade our outstanding Old Notes in the Private Offering Resale and Trading through Automatic Linkages, or PORTALtm, market.

Shelf Registration Statement	In limited circumstances, holders of Old Notes may require us to register their Old Notes under a shelf registration statement.

The New Notes
      The form and terms of the New Notes are the same as the form and terms of the Old Notes, except that the New Notes will be registered under the Securities Act. As a result, the New Notes will not bear legends restricting their transfer and will not contain the registration rights and liquidated damage provisions contained in the Old Notes. The New Notes represent the same debt as the Old Notes. The Old Notes and the New Notes are governed by the same indenture and are together considered a “series” of securities under that indenture. Unless the context indicates otherwise, we use the term “Notes” in this prospectus to refer collectively to the Old Notes and the New Notes.

Issuer	Network Communications, Inc.

The New Notes	$175,000,000 aggregate principal amount of 10 3/4 % Senior Notes due 2013.

Maturity Date	December 1, 2013.

Interest	10 3/4 % per annum, payable semiannually in arrears on June 1 and December 1 of each year, commencing on June 1, 2006.

Denominations	$1,000 minimum and $1,000 integral multiples thereof.

Guaranties	All payments on the Notes, including principal and interest, will be jointly and severally guaranteed on an unsecured senior basis by each of our subsequently acquired or organized domestic restricted subsidiaries. Upon the consummation of this offering, none of our subsidiaries will guarantee the Notes. See “Description of the New Notes — Guaranties.”

Ranking	The Notes and the guarantees will be our and our future guarantors’ unsecured senior obligations. The Notes and the guarantees will rank:

• equally in right of payment to all of our and our future guarantors’ existing and future senior indebtedness, including indebtedness under our new senior secured credit facilities;

• senior in right of payment to all of our and our future guarantors’ existing and future subordinated indebtedness;

• structurally junior to the existing and future indebtedness and other liabilities of any of our subsidiaries that is not a guarantor;

• effectively junior in right of payment to all of our secured indebtedness to the extent of the value of the assets securing such indebtedness.

As of March 26, 2006:

• we have $50.0 million of senior secured indebtedness, with $35.0 million available and undrawn under our committed senior secured revolving facility and $75.0 million available and undrawn under our uncommitted senior secured incremental term facility; and

• our non-guarantor subsidiaries have net indebtedness and other liabilities of $6.2 million.

See “Description of the New Notes — Ranking.”

Optional Redemption	We may redeem some or all of the Notes beginning on December 1, 2009 at the redemption prices listed under “Description of the New Notes — Optional Redemption,” plus accrued and unpaid interest, if any, up to the date of redemption.

Prior to December 1, 2009, the Notes are redeemable at our option at 100% of the principal amount plus a make-whole premium listed under “Description of the New Notes — Optional Redemption,” plus accrued and unpaid interest, if any, up to the date of redemption.

In addition, on or prior to December 1, 2008, we may redeem up to 35% of the aggregate principal amount of the Notes with the net proceeds of certain equity offerings, at a redemption price equal to 110.75% of their principal amount, plus accrued and unpaid interest, if any, to the date of redemption.

Change of Control	If we experience a change of control, we will be required to make an offer to repurchase the Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest and additional interest, if any, to the date of repurchase. See “Description of the New Notes — Change of Control.”

Certain Covenants	The indenture governing the Notes will contain covenants that, among other things, limit our ability and the ability of certain of our subsidiaries to:

• incur or guarantee additional indebtedness or issue disqualified or preferred stock;

• pay dividends on our capital stock or redeem, repurchase or retire our capital stock or subordinated indebtedness;

• transfer or sell assets;

• make investments or acquisitions;

• incur restrictions on the ability of our subsidiaries to pay dividends or to make other payments to us;

• incur liens and enter into sale/leaseback transactions;

• enter into transactions with our affiliates;

• merge or consolidate with other companies or transfer all or substantially all of our assets; and

• enter into other lines of business.

These covenants are subject to a number of important limitations and exceptions as described under “Description of the New Notes — Certain Covenants.”
Risk Factors
      Investment in the Notes involves substantial risks. See “Risk Factors” for a discussion of certain risks relating to an investment in the Notes.
      For more complete information about the Notes, see the “Description of the New Notes” section of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION AND OPERATING DATA
      The following table presents our summary historical consolidated financial data for the fiscal years ended March 28, 2004, March 27, 2005 and March 26, 2006, respectively, which are derived from our audited consolidated financial statements and the notes to those statements. The financial data as March 28, 2004, March 27, 2005, March 26, 2006 and for the fiscal year ended March 28, 2004, the period March 29, 2004 to January 6, 2005, the period January 7, 2005 to March 27, 2005 and the fiscal year ended March 26, 2006 have been derived from the historical consolidated financial statements that were audited by PricewaterhouseCoopers LLP and which are included elsewhere in this prospectus. Because the data in this table are only a summary and do not provide all of the data contained in our financial statements, the information should be read in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and accompanying notes thereto appearing elsewhere in this prospectus.

	Fiscal 2004	Fiscal 2005	Fiscal 2005	Fiscal 2006

	Predecessor	Predecessor	Successor	Successor

		Period from	Period from
	Fiscal Year Ended	March 29, 2004 to	January 7, 2005 to	Fiscal Year Ended
	March 28, 2004	January 6, 2005	March 27, 2005	March 26, 2006

	(Dollars in thousands)
Statement of Operations Data:
Revenues	$118,833	$110,187	$29,203	$177,027
Cost of sales (exclusive of production depreciation and software amortization shown separately below)	77,750	71,123	19,773	117,146
Production depreciation and software amortization(1)	7,093	3,245	2,036	9,784

Gross profit	33,990	35,819	7,394	50,097
Selling, general & administrative expenses	15,853	13,989	4,107	20,234
Depreciation and software amortization	2,492	1,140	715	3,438
Amortization of intangible assets	7,464	6,128	3,279	15,049

Operating income	8,181	14,562	(707)	11,376
Interest (expense) income, net	(5,114)	(7,247)	(4,716)	(28,560)
Realized (loss) gain on derivative	(220)	418	—	6
Misc. other income	112	42	109	5
(Provision) benefit for income taxes	(1,140)	(3,159)	1,911	6,172

Net income (loss)	$1,819	$4,616	$(3,403)	$(11,001)

Other Financial Data:
Capital expenditures	$4,837	$4,599	$1,519	$5,085
Cash interest expense	4,449	6,404	2,520	11,848

Successor

As of March 26, 2006

Actual

(Dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$16,418
Total assets	515,246
Total debt	251,167
Total stockholder’s equity	180,071

(1)	The only software amortization costs for the successor periods presented in the table were approximately $1.7 million for the period from January 7, 2005 to March 27, 2005 and approximately $7.7 million for the period from March 28, 2005 to March 26, 2006.

RISK FACTORS
Risks Relating to the Notes

We will have a substantial amount of indebtedness following the Refinancing, which may adversely affect our cash flow and our ability to operate our business, react to changes in the economy or our industry, remain in compliance with debt covenants and make payments on our indebtedness, including the Notes.
      As a result of the Refinancing, we have a significant amount of indebtedness. As of March 26, 2006, we have total indebtedness of approximately $251.0 million, net of discounts; including the Notes offered hereby, an availability of $35.0 million under our committed senior secured revolving credit facility and an additional $75.0 million in uncommitted incremental term loans. Our new senior secured credit facilities of $50.0 million have a variable rate interest and reflects approximately 20% of our total indebtedness. The Notes and our existing senior subordinated note maintain fixed interest rates and reflect approximately 80% of our total indebtedness.
      Our substantial indebtedness would increase the possibility that we may be unable to generate cash sufficient to pay, when due, the principal on or other amounts due in respect of our indebtedness. Our substantial indebtedness, combined with our lease and other financial obligations and contractual commitments, could have other important consequences to you as a holder of the Notes. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to our indebtedness, including the Notes, and any failure to comply with the obligations under any of our debt instruments, including financial and other restrictive covenants, could result in an event of default under the indenture governing the Notes and the agreements governing such other indebtedness;

•	make us more vulnerable to adverse changes in general economic, industry and competitive conditions or government regulation;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	expose us to risks inherent in interest rate fluctuations because some of our borrowings will be at variable rates of interest, which could result in higher interest expense in the event of future increases in interest rates;

•	place us at a competitive disadvantage compared to our competitors who have less indebtedness; and

•	limit our ability to borrow additional amounts for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other purposes.
      Any of the above described factors could materially and adversely affect our business, financial condition and results of operations. If we do not have sufficient earnings to service our indebtedness, we may be required to refinance all or part of our indebtedness, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to do.
      In addition, our senior secured credit facilities and the indenture governing the Notes will contain financial and other restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness.

Despite our indebtedness levels following the Refinancing, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.
      We and our subsidiaries may be able to incur substantially more indebtedness in the future. The terms of the indenture governing the Notes and of our senior secured credit facilities will not prohibit us from doing so, and indebtedness which will be permitted to be incurred in compliance with the restrictions under the indentures and our senior secured credit facilities could be substantial. As of March 26, 2006, we had $35.0 million of remaining availability for additional borrowings under our committed senior secured revolving credit facility and an additional $75.0 million in uncommitted incremental term loans. If new indebtedness is added to our current indebtedness levels, the related risks that we now face could intensify. See “Description of Certain Indebtedness — New Senior Secured Credit Facilities.”

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control and any failure to meet our debt service obligations could harm our business, financial condition and results of operations.
      Our annual payment obligations for fiscal 2006 with respect to our indebtedness, was comprised of $0.50 million of principal payments and approximately $11.8 million of cash interest payments. For fiscal 2006, our ratio of earnings to fixed charges was 0.4. Our ability to pay interest on and principal of the Notes and to satisfy our other debt obligations will depend on our future operating performance. As a result, prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to make these payments.
      If we do not generate sufficient cash flow from operations to satisfy our debt service obligations, including payment on the Notes, we may have to undertake alternative financing plans, such as refinancing or restructuring our indebtedness, selling assets, reducing or delaying capital investments or seeking to raise additional capital. These alternative measures may not be successful or may not generate proceeds adequate to meet our debt service obligations when due. Our ability to restructure or refinance our debt will depend on the conditions of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of our existing or future debt instruments, including our senior secured credit facilities, and the indenture governing the Notes offered hereby, may restrict us from adopting some of these alternatives. In addition, any failure to make scheduled payments of interest and principal on our outstanding indebtedness would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on acceptable terms. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance our obligations at all or on commercially reasonable terms, would have an adverse effect, which could be material, on our business, financial condition and results of operations, as well as on our ability to satisfy our obligations in respect of the Notes.

The terms of our senior secured credit facilities and the indenture governing the Notes may restrict our current and future operations, particularly our ability to respond to changes in our business or to take certain actions.
      Our senior secured revolving credit facility and the indenture governing the Notes will contain, and the terms of any of our future indebtedness would likely contain, a number of restrictive covenants that impose significant operating and other restrictions.
      Our senior secured revolving credit facility will include covenants that, among other things, restrict our ability to:

•	incur liens;

•	incur or assume additional indebtedness or guarantees or issue preferred stock;

•	pay dividends, or make redemptions, purchases or other restricted payments, with respect to capital stock;

•	restrictions on the ability of our subsidiaries to pay dividends or make other distributions;

•	prepay, or make redemptions and repurchases of, subordinated debt;

•	make loans and investments;

•	make capital expenditures;

•	engage in mergers, acquisitions, consolidations, asset sales, sale/leaseback transactions and transactions with affiliates;

•	change the business conducted by us or our subsidiaries; and, amend the terms of debt and other material agreements.
      In addition, our senior secured revolving credit facility will require us to maintain specified financial ratios. Our ability to comply with these covenants and financial ratios can be affected by events beyond our control, and we cannot assure you that we will be able to comply with such covenants or ratios. A breach of any of the restrictive covenants in our senior secured credit facilities would result in a default under our senior secured credit facilities. If any default occurs, the lenders under our senior secured credit facilities may elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable, enforce the security interest they have in substantially all of our assets, or prevent us from making debt service payments on the Notes, any of which would result in an event of default under the Notes. The lenders will also have the right in these circumstances to terminate any commitments they have to provide further borrowings.
      The indenture relating to the Notes offered hereby and the senior secured term loan facility will also contain numerous covenants including, among other things, restrictions on our ability to:

•	incur or guarantee additional indebtedness or issue disqualified or preferred stock;

•	pay dividends on our capital stock or redeem, repurchase or retire our capital stock or subordinated indebtedness;

•	transfer or sell assets;

•	make investments or acquisitions;

•	make certain investments, acquisitions or capital expenditures;

•	incur restrictions on the ability of our subsidiaries to pay dividends or to make other payments to us;

•	incur liens and enter into sale/leaseback transactions;

•	enter into transactions with affiliates;

•	merge or consolidate with other companies or transfer all or substantially all of our assets; and

•	enter into other lines of business.
      The operating and financial restrictions and covenants in these debt agreements and any future financing agreements may adversely affect our ability to finance future operations or capital needs or to engage in other business activities.

The Notes are not secured by our assets and the lenders under our senior secured credit facilities will be entitled to remedies available to a secured lender, which gives them priority over you to collect amounts due to them.
      The Notes will be effectively subordinated in right of payment to all of our secured indebtedness to the extent of the value of the assets securing such indebtedness. Loans under our senior secured credit facilities, and certain senior indebtedness we may incur in the future, are secured by a security interest in substantially all of our and of any future guarantor’s assets and in all of the capital stock held by us and any future guarantor. If we become insolvent or are liquidated, or if payment under our senior secured credit facilities or in respect of any other secured indebtedness is accelerated, the lenders under our senior secured credit facilities or holders of other secured indebtedness will be entitled to exercise the remedies available to a secured lender under applicable law (in addition to any remedies that may be available under documents pertaining to our senior secured credit facilities or such other senior debt). Upon the occurrence of any default under our senior secured credit facilities (and even without accelerating the indebtedness under our senior secured credit facilities), the lenders may be able to as a practical matter prevent the payment of the Notes and the guarantees either by limiting our ability to access our cash flow or otherwise.

None of our subsidiaries will initially guarantee the Notes.
      Although none of our subsidiaries will initially guarantee the Notes, under certain circumstances outlined in the indenture governing the notes, future subsidiaries may be required to guarantee the Notes. In addition, such subsidiaries may be released from their guarantees pursuant to the indenture, and future subsidiaries may not be required to enter into similar guarantees. See “Description of the New Notes — Guaranties” and “Description of the New Notes — Certain Covenants — Future Guarantors.” To the extent we have subsidiaries that are not guarantors of the Notes, the Notes will be effectively subordinated to the liabilities (including trade payables) and claims of preferred stockholders in those non-guarantor subsidiaries. As a result, any right of ours to participate in any distribution of assets of any non-guarantor subsidiary upon the liquidation, reorganization or insolvency of such subsidiary (and the consequential right of the holders of the Notes to participate in the distribution of those assets) will be subject to the prior claims of such subsidiary’s creditors and preferred holders.

We may not be able to repurchase the Notes upon a change of control.
      Upon the occurrence of certain specific change of control events, we will be required to offer to repurchase all Notes that are outstanding at 101% of the principal amount thereof plus accrued and unpaid interest and additional interest, if any, to the date of repurchase. Our senior secured revolving credit facility provides that certain change of control events constitute a default. Any future credit agreement or other agreements relating to our indebtedness to which we become a party may contain similar provisions. If we experience a change of control that triggers a default under our senior secured revolving credit facility, we could seek a waiver of such default or seek to refinance our senior secured revolving credit facility. In the event we do not obtain such a waiver or refinance our senior secured revolving credit facility, the default could result in amounts outstanding under our senior secured revolving credit facility being declared due and payable, and the lenders thereunder could prevent us from making payments in respect of the Notes until all outstanding borrowings are repaid in full. In the event we experience a change of control that results in our having to repurchase your Notes, we may not have sufficient financial resources to satisfy all of our obligations under our senior secured revolving credit facility and the Notes. A failure to make the applicable change of control offer or to pay the applicable change of control purchase price when due would result in a default under the indenture.

There is no established trading market for the Notes and the Notes contain restrictions on transfer that may make it difficult for you to sell or pledge your Notes.
      Prior to the offering of the Notes, there was no public market for the Notes. Although the Notes are expected to be eligible for trading in The PORTALsm Market, we cannot assure you that an active trading market will develop for the Notes. We do not intend to apply for listing of the Notes on any securities exchange. Because the Old Notes have not been registered under the Securities Act, the Old Notes are subject to restrictions on transfer. See “Notice to Investors.” If no active trading market develops, you may not be able to resell your Notes at their fair market value or at all. The initial purchaser was not obligated to repurchase the Notes or to provide markets that would allow the Notes to be traded. Whether or not the Old Notes are exchanged for registered Notes in the exchange offer, an active market for the Old Notes or the New Notes may not develop. If a market for the Notes does not develop, you will not be able to resell your Notes for an extended period of time, if at all. Consequently, your lenders may be reluctant to accept the Notes as collateral for loans. Moreover, if markets for the Notes do develop in the future, we cannot assure you that these markets will continue indefinitely or that the Notes can be sold at a price equal to or greater than their current price. In addition, in response to prevailing interest rates and market conditions generally as well as our performance and our ability to effect the exchange offer, the Notes could trade at a price lower than their current price.
      Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the Notes. We cannot assure you that the market for the Notes, if any, will not be subject to similar disruptions. Any such disruptions may adversely affect you as a holder of the Notes.

Federal and state statutes allow courts, under specific circumstances, to void the Notes and the guarantees and require noteholders to return payments received from us or the guarantors.
      Our future domestic restricted subsidiaries will guarantee the Notes. The issuance of the guarantees by future subsidiary guarantors may be subject to review under state and federal laws if a bankruptcy, liquidation or reorganization case or a lawsuit, including in circumstances in which bankruptcy is not involved, were commenced at some future date by, or on behalf of, the unpaid creditors of the guarantors. Under the federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, a court may void or otherwise decline to enforce a guarantor’s guaranty, or subordinate such guaranty to the guarantor’s existing and future indebtedness. While the relevant laws may vary from state to state, a court might do so if, among other things, it found that when the applicable guarantor entered into its guaranty or, in some states, when payments became due under such guaranty, the applicable guarantor received less than reasonably equivalent value or fair consideration and either:

•	the applicable guarantor were insolvent, or rendered insolvent, by reason of such incurrence;

•	the applicable guarantor were or was engaged in a business or transaction for which the applicable guarantor’s remaining assets constituted unreasonably small capital; or

•	the applicable guarantor intended to incur, or believed that it would incur, debts beyond such guarantor’s ability to pay such debts as they mature.
      The court might also void the issuance of a guaranty without regard to the above factors, if the court found the applicable guarantor entered into its guaranty with actual intent to hinder, delay or defraud its creditors. In addition, any payment by a guarantor pursuant to its guaranty could be voided and required to be returned to such guarantor or to a fund for the benefit of such guarantor’s creditors. In the event of a finding that a fraudulent conveyance occurred, you may not receive any payment on the Notes.
      The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, an entity would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, as applicable, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they became due.
      To the extent a court voids any of the guaranties as fraudulent transfers or holds any of the guarantees unenforceable for any other reason, holders of Notes would cease to have any direct claim against the applicable guarantor. If a court were to take this action, the applicable guarantor’s assets would be applied first to satisfy our or the applicable guarantor’s liabilities, if any, before any portion of its assets could be applied to the payment of the Notes.

      If the guarantees were legally challenged, any guarantee could be subject to the claim that, since the guarantee was incurred for our benefit, and only indirectly for the benefit of the guarantor, the obligations of the applicable guarantor were incurred for less than fair consideration. A court could thus void the obligations under the guarantees, subordinate them to the applicable guarantor’s other debt or take other action detrimental to the holders of the Notes. Each guaranty will contain a provision intended to limit that guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guaranty to be a fraudulent transfer. This provision may not be effective to protect those guarantees from being voided under fraudulent transfer law, or may reduce that guarantor’s obligation to an amount that effectively makes its guaranty worthless.
Risks Relating to Our Business

We depend on individual agents in the residential market for existing home sales for substantially all of our revenues in TREB and any industry downturn and consequential decrease in real estate prices in the residential market for existing home sales could adversely impact our financial results.
      We generate substantially all of our revenues from the residential and commercial real estate market, especially existing home sales, and thus depend on large real estate transaction volume and a stable supply of and demand for residential housing. The real estate market has been historically cyclical and is influenced by three key factors: interest rates, employment and consumer confidence. To the extent that interest rates rise significantly above their current levels, unemployment increases significantly or consumer confidence declines due to economic uncertainty or some other factors then the real estate market could decline and our business would be negatively impacted. Such economic downturn may adversely impact the relatively stable real estate advertising market.
      Existing home sales were significantly affected by the most recent recession and the events of September 11, 2001, and are generally affected by the condition of the U.S. national and regional economies. Existing home sales remained relatively flat for the period from 2000 to 2002 and, although the sector has rebounded well as evidenced by year-over-year growth of over 9% in each year since 2002, there is no assurance that this growth will continue in the near or long term. If the existing home sales market declines, our results of operations and financial condition could be adversely impacted.
      Moreover, the ROI for our advertisers depends on the success rate of actual sales that are closed in comparison to the advertising expenses paid. Whether a real estate sale will actually close depends on factors beyond our control, such as (in addition to factors mentioned above) the market conditions and preferences, the personal choices of the people actually making the sale or purchase and other social and economic considerations. If our advertisers experience lowering ROI because actual sales decline for reasons beyond our control, they may choose to decrease the level of advertising which would adversely affect our revenues.
      Although we believe that the key drivers of advertising and marketing expenditures are the number of home sales per year, rather than dollar volume, which provides us with a stable revenue base regardless of upward or downward movements of sale prices in each local real estate market, we cannot guarantee that this will remain true in the future. We cannot guarantee that downward movements of sale prices in local real estate markets will not cause corresponding downward movements in advertising and marketing expenditures, and that our results of operations and financial condition will not be adversely impacted as a result.

We rely on our proprietary distribution network as a competitive advantage to effectively and efficiently distribute our publications. Any material hindrance to our ability to distribute our publications effectively and efficiently may materially reduce the market appeal of our publications for advertising.
      Our customers look for an efficient and wide distribution network when placing advertisements. Unlike our major direct print competitors that have entered into several multi-year, non-cancelable and long-term contracts that yield relatively high fixed costs and less flexibility to alter their distribution network, we have various low-cost, flexible agreements and arrangements with retail stores, restaurants and other public commercial locations to set up our distribution boxes. In addition, we have arrangements with some of our competitors to use their distribution outlets for our publications. If these various public commercial locations or our competitors do not allow us to set up our distribution network, or significantly raise the costs for us, our ability to effectively and efficiently distribute our publications may be materially impaired. Such impairment may materially reduce the demand from our customers and could have a material adverse effect on our business, results of operations and financial condition.

If we are unable to meet rapid changes in technology, our services and proprietary technology and systems may become obsolete.
      The internet and e-commerce are constantly changing. Due to the costs and management time required to introduce new services and enhancements, we may not be able to respond in a timely manner to competitive innovations. To remain competitive, we must continue to enhance and improve the functionality and features of our online commerce business. Further, to remain competitive, we must meet the challenges of the introduction by our competitors of new services using new technologies or the introduction of new industry standards and practices. In addition, the vendors we use to support our technology may not provide the level of service we expect or may not continue to provide their product or service on commercially reasonable terms or at all. If we fail to meet any of these potential changes or our vendors fail to provide the necessary support to our technology, our results of operations and financial condition could be negatively impacted.

The market for our products and services is highly competitive.
      The market for our products and services is disbursed throughout North America. Generally, newspapers, the yellow pages and free guides dominate the local print market and represent our main competitors. Many of these publishers have a strong local distribution base and traditional readership.
      Another class of competitors that have a potentially significant distribution base are various websites that focus on real estate sales. Since the cost of entry into our business is relatively low, we may face increased competition from other publications, whether paper or online. In addition, our current and potential competitors may have greater financial, technical, operational and marketing resources. Competitive pressures may also force prices for our service to go down which may adversely affect us.

Any significant increase in paper, ink or printing plate costs would cause our expenses to increase significantly.
      Because of our print products, direct mail solicitations and product distributions, we incur substantial costs for paper, ink and printing plates, which are aluminum plates that capture the images that are transferred to our printing press. We do not currently use forward contracts to purchase paper and, therefore, we are not protected against fluctuations in paper prices. In addition, we currently have a contract that satisfies our ink requirements through April 2007. We expect to begin negotiations to extend this contract in December 2006. Although we expect to renew this agreement based on past experiences and thereby satisfy our ink requirement for 1-3 years, we cannot guarantee that we will be able to do so. In any event, due to increased energy costs that have increased the cost of ink production in general, we expect at least a 5% increase in ink prices, regardless of the supplier. Finally, we currently have a contract that satisfies our printing plates requirements through June 2008. This contract was recently assigned to Eastman Kodak Company, or Kodak. Kodak is honoring this agreement and we believe we will be able to renew it in the future. However we cannot guarantee that we will be able to renew this agreement in the future. If we cannot renew our existing agreements and/or pass increased costs for paper, ink or printing plates through to our customers, our financial condition and results of operations could be adversely affected.

An economic downturn or unexpected macroeconomic event could adversely affect our advertising revenue, a substantial portion of which is derived from our free publications.
      Our customers typically reduce their marketing and advertising budgets during a general economic downturn or a recession in the United States. The longer a recession or economic downturn continues, the more likely it becomes that our customers may significantly reduce their marketing and advertising budgets. Any material decrease in our customers’ marketing and advertising budgets would likely reduce the demand for advertising in our publications and on our websites. Despite our efforts to diversify our publications, a substantial portion of our revenue is generated from the sale of advertising in our free publications, which include TREB and Apartment Finder. An unexpected event such as a terrorist attack, labor strike, natural catastrophe or general economic weakness can adversely affect the advertising demand for these publications and, in turn, could adversely impact our results of operations and financial condition.

Our success and growth depend to a significant degree upon the protection of our intellectual property rights.
      As a media company we have a significant intellectual property portfolio, especially copyrights and trademarks, and have allocated considerable resources toward intellectual property maintenance, prosecution and enforcement. For example, we hold and maintain or have pending applications for numerous copyrights and trademarks in connection with our various publications, such as TREB. We have 43 trademarks in total. We also hold the design patents for the bird house design of our distribution boxes that we place in various retail and other sites for our publications. In addition, we also continuously develop and create proprietary software to enhance our ability to effectively and efficiently update the listings in our online and print publications. For example, our advertising management system, or AMS, technology was developed by us to easily track new and updated listings. We may be unable to deter infringement or misappropriation of our data and other proprietary information, detect unauthorized use or take appropriate steps to enforce our intellectual property rights. Any unauthorized use of our intellectual property could make it more expensive for us to do business and consequently harm our business.

A loss of production capacity at our in-house printing facilities could adversely impact our results of operations and financial condition.
      We produce the vast majority of our products at our printing facilities located at our headquarters in Lawrenceville, Georgia. We generally house approximately a one-month supply of paper, five printing presses and other materials necessary to produce our publications at these facilities. To the extent that an unexpected event such as a fire, explosion or natural catastrophe occurs at our in-house printing facilities, we could experience significant delays in the production and delivery of our products to our customers. In addition, we may be forced to engage an independent third-party publisher to produce our publications at higher costs. The engagement of an independent third-party publisher would reduce our revenues and require an additional expenditure of capital by us and would negatively impact our margins. As a result, our results of operations and financial condition could be adversely impacted.

Loss of key personnel could impair our success.
      We benefit from the leadership, experience and business relationships of our senior management team, and we depend on their continued services in order to successfully implement our business strategy. Although we have entered into employment agreements with our Chief Executive Officer and Chief Financial Officer, they and other key personnel may not remain in our employment. The loss of key personnel or our inability to attract new personnel could have a material adverse effect on our business, results of operations and financial condition.
      We also employ approximately 375 people in our sales force and depend on their ability to generate advertising for our publications and websites. A significant loss of such sales force may adversely affect our revenue.

We are subject to state use taxes. If our distribution arrangements with our independent distributors are characterized as a sale of publications as opposed to a distribution arrangement, we could be subject to higher use taxes from the state tax authorities.
      We sell advertising space through our independent distributors and distribute our publications to the distribution boxes in various states through such independent distributors. Based on this arrangement, we pay certain state use taxes on the production costs of our publications, because we do not view our arrangement with the independent distributors as a sale of our publications to such independent distributors. We cannot guarantee that state tax authorities will agree with our view on the arrangements with our independent distributors in the future. If state tax authorities were successful in characterizing our arrangements as a sale of the publications to the independent distributors for tax purposes, we may be subject to significantly higher state use taxes. Such higher taxes may have a material adverse impact on our results of operations and financial condition.

Our arrangement with our independent distributors and independent contractors may become subject to various additional federal and state regulatory laws that do not affect the current operations.
      Currently, certain federal and state regulatory laws, including laws related to antitrust, franchises, employment and tax, do not regulate our arrangements with our independent distributors and independent contractors. We do not believe our arrangements should be regulated under such federal and state regulatory schemes. However, we cannot guarantee that the federal and state regulatory authorities will continue to agree that such regulatory scheme is not applicable to our arrangements with the independent distributors and independent contractors. If we are subject to various other burdensome federal or state regulatory schemes (such as certain registration or filing requirements), such additional costs and efforts may negatively impact our results of operations and financial condition.

To the extent we consummate acquisitions in the future, there will be integration risk.
      The process of integrating acquired businesses into our existing operations may result in unforeseen difficulties and liabilities and may require a disproportionate amount of resources and management attention. Difficulties that we may encounter in integrating the operations of acquired businesses could have a material adverse effect on our results of operations and financial condition. Moreover, we may not realize any of the anticipated benefits of an acquisition and integration costs may exceed anticipated amounts. In addition, acquisitions of businesses may require us to assume or incur additional debt financing, resulting in additional leverage.

We will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act of 2002.
      Following the registration of the New Notes, we will begin evaluating our internal control systems to allow management to report on, and our independent registered public accounting firm to attest to, our internal control over financial reporting. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Upon consummation of the exchange offer required pursuant to the registration rights agreement, we will be required to comply with Section 404 by no later than March 28, 2008. However, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board rules and regulations. We will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or are reasonably likely to, materially affect our internal control over financial reporting. A “material weakness” is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of our annual or interim financial statements will not be prevented or detected. If we fail to implement the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory authorities such as the SEC, and if we fail to remedy any material weakness, our financial statements may be inaccurate, and could result in negative market reaction.

We are controlled by principal equity holders who will be able to make important decisions about our business and capital structure and their interests may differ from your interests as a noteholder.
      CVC and its affiliates control us and have the power to elect a majority of the members of our board of directors, appoint new management and approve any action requiring the approval of the holders of GMH’s, our parent’s, membership interests, including approving acquisitions or sales of all or substantially all of our assets. CVC and its affiliates will beneficially own securities representing approximately 89% of our voting equity interests and, therefore, will have the ability to control decisions affecting our capital structure, including the issuance of additional capital stock, the implementation of stock repurchase programs and the declaration of dividends. The interests of our equity holders may not in all cases be aligned with the interests of the noteholders. If we encounter financial difficulties or we are unable to pay our debts as they mature, the interests of our equity holders might conflict with those of the holders of the Notes. In that situation, for example, the holders of the Notes might want us to raise additional equity from our equity holders or other investors to reduce our leverage and pay our debts, while our equity holders might not want to increase their investment in us or have their ownership diluted and instead choose to take other actions, such as selling our assets. Our equity holders may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, even though such transactions might involve risks to you as a holder of the Notes. In addition, our equity holders may pursue acquisition opportunities through companies other than us, even if such opportunities may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.
Risks Relating to Controls and Procedures

Failure to maintain effective internal control over financial reporting could have a material adverse effect on our business or operating results.
      Maintaining effective internal control over financial reporting is necessary for us to produce reliable financial reports. If we are unable to achieve and maintain adequate internal controls, our business and operating results could be adversely affected.
      As more fully described in Note 2 to our consolidated financial statements included elsewhere in this Registration Statement, we have restated certain components of our Predecessor consolidated statement of changes in stockholder’s equity for the period from March 29, 2004 to January 6, 2005 to correct an error related to the dividend paid to our parent on June 24, 2004. Other than the understatement of dividends to our parent, and corresponding understatement of accumulated deficit and overstatement of total stockholder’s equity at January 6, 2005, there was no effect of this error on any other Predecessor period, or to any other Predecessor financial statements previously issued by the Company. Further, the error does not impact any Successor financial statements due to the change in ownership and related accounting that took place effective January 7, 2005. A material weakness in internal control over financial reporting is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected. In connection with the restatement described above, we have concluded that we did not maintain effective controls over the accuracy of subsidiary schedules prepared outside of our general ledger for external financial reporting purposes. Specifically, a reconciliation of the subsidiary schedule (created for the changes in stockholder’s equity) to our general ledger was not performed. This control deficiency resulted in the restatement of our Predecessor consolidated statement of stockholder’s equity. Accordingly, the Company determined that the above described control deficiency constitutes a material weakness in our internal control over financial reporting.
      The Company has devoted the appropriate resources to implementing internal controls surrounding the preparation of subsidiary schedules outside of its general ledger to prevent this type of error from occurring in the future. As of March 26, 2006, the Company had fully remediated this material weakness.

FORWARD-LOOKING STATEMENTS
      This prospectus includes forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. The statements contained in this prospectus that are not statements of historical fact may include forward-looking statements that involve a number of risks and uncertainties.
      Our disclosure and analysis in this prospectus include some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. All statements other than statements of current or historical fact contained in this prospectus, including statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “plan,” “will” and similar expressions, as they relate to us, are intended to identify forward-looking statements. In particular, these include, among other things, statements relating to:

•	our significant indebtednesses and ability to incur substantially more debt;

•	our future cash flow and earnings;

•	our ability to meet our debt obligations;

•	our ability to increase our market share;

•	our ability to retain our customers;

•	our ability to identify suitable acquisition candidates for expansion, to consummate these transactions on favorable terms and to achieve satisfactory operating results from the acquired businesses;

•	our ability to avoid unforeseen material liabilities as a result of acquiring new companies;

•	our ability to manage business growth and diversification and the effectiveness of our information systems;

•	our ability to compete with competitors in our industry;

•	possible litigation;

•	the effects of increased costs of insurance;

•	our ability to attract and retain qualified management personnel; and

•	the effects of general industry and economic conditions.
      We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. They can be affected by inaccurate assumptions we might make or by known or unknown risks, uncertainties and assumptions, including the risks, uncertainties and assumptions described in “Risk Factors.” In light of these risks, uncertainties and assumptions, the forward-looking statements in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. When you consider these forward-looking statements, you should keep in mind these risk factors and other cautionary statements in this prospectus.
      Our forward-looking statements speak only as of the date made. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS
      This exchange offer is intended to satisfy our obligations under the registration rights agreement. We will not receive any cash proceeds from the issuance of the New Notes. In consideration for issuing the New Notes contemplated in this prospectus, you will receive outstanding securities in like principal amount, the form and terms of which are the same as the form and terms of the New Notes, except as otherwise described in this prospectus. The Old Notes surrendered in exchange for New Notes will be retired and canceled. Accordingly, no additional debt will result from the exchange. We have agreed to bear the expense of the exchange offer.
      The proceeds from the offering of the Old Notes was $175,000,000, less the initial purchasers’ commission and fees and expenses. The net proceeds from the offering of the Old Notes, together with borrowings under our senior credit facility were used to repay loans outstanding under our then existing senior credit facilities, retire our existing senior subordinated notes and accrued interest thereon and to pay related fees and expenses. The interest rates paid on our retired debt was LIBOR plus a margin of 2.75% for our revolver and term loans ($177.8 million) and 10% for our senior subordinated note ($30.0 million).

THE EXCHANGE OFFER
Purpose of the Exchange Offer
      On November 30, 2005, we sold, through a private placement exempt from the registration requirements of the Securities Act, $175,000,000 of our 10 3/4 Senior Notes due 2013, all of which are eligible to be exchanged for New Notes. We refer to these Notes as “Old Notes” in this prospectus.
      Simultaneously with the private placement, we entered into a registration rights agreement with the initial purchasers of the Old Notes. Under the Registration Rights Agreement, we are required to cause a registration statement for substantially identical Notes, which will be issued in exchange for the Old Notes, which was to be filed on or prior to July 28, 2006 unless not permitted by applicable law or SEC policy. We filed our initial registration statement with the SEC on June 2, 2006. In addition, the registration rights agreement requires that we use all commercially reasonable efforts to cause this Registration Statement to be declared effective by the SEC on or prior to the earlier of 90 days after the filing of the registration statement. We refer to the Notes to be registered under this Registration Statement as “New Notes” and collectively with the Old Notes, we refer to them as the “Notes” in this prospectus. You may exchange your Old Notes for New Notes in this exchange offer. You should read the discussion under the headings “Summary of the Exchange Offer,” “The Exchange Offer” and “Description of the New Notes” for further information regarding the New Notes.
      We did not register the Old Notes under the Securities Act or any state securities law, nor do we intend to after the exchange offer. As a result, the Old Notes may only be transferred in limited circumstances under the securities laws. If the holders of the Old Notes do not exchange their Old Notes in the exchange offer, they lose their right to have the Old Notes registered under the Securities Act, subject to certain limitations. Anyone who still holds Old Notes after the exchange offer may be unable to resell their Old Notes.
Terms of the Exchange Offer; Period for Tendering Outstanding Old Notes
      We issued the Old Notes on November 30, 2005 and entered into a registration rights agreement with the initial purchasers. The Registration Rights Agreement requires that we register the Old Notes with the SEC and offer to exchange the registered New Notes for the outstanding Old Notes issued on November 30, 2005.
      Upon the terms and subject to the conditions set forth in this prospectus, we will accept any and all Old Notes that were acquired pursuant to Rule 144A or Regulation S validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. We will issue $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of Old Notes accepted in the exchange offer. Holders may tender some or all of their Old Notes pursuant to the exchange offer. However, Old Notes may be tendered only in integral multiples of $1,000.
      The form and terms of the New Notes are the same as the form and terms of the outstanding Old Notes except that:

(1) the New Notes being issued in the exchange offer will be registered under the Securities Act and will not have legends restricting their transfer;

(2) the New Notes being issued in the exchange offer will not contain the registration rights and liquidated damages provisions contained in the outstanding Old Notes; and

(3) interest on the New Notes will accrue from the last interest date on which interest was paid on your Old Notes.
      The New Notes will evidence the same debt as the outstanding securities and will be entitled to the benefits of the indenture.
      Holders of Old Notes do not have any appraisal or dissenters’ rights under the Georgia Business Corporation Code, or the indenture in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Exchange Act of 1934, as amended, referred to herein as the Exchange Act, and the rules and regulations of the SEC.
      We will be deemed to have accepted validly tendered Old Notes when, as and if we have given oral or written notice of our acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the New Notes from us.
      If any tendered Old Notes are not accepted for exchange because of an invalid tender or the occurrence of specified other events set forth in this prospectus, the certificates for any unaccepted Old Notes will be promptly returned, without expense, to the tendering holder.
      Holders who tender Old Notes in the exchange offer will not be required to pay brokerage commissions or fees or transfer taxes with respect to the exchange of Old Notes pursuant to the exchange offer. We will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the exchange offer. See “Fees and Expenses” and “Transfer Taxes” below.
      The exchange offer will remain open for at least 20 full business days. The term “expiration date” will mean 5:00 p.m., New York City time, on September 8, 2006, unless we, in our sole discretion, extend the exchange offer, in which case the term “expiration date” will mean the latest date and time to which the exchange offer is extended.
      To extend the exchange offer, prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date, we will:

(1) notify the exchange agent of any extension by oral notice (promptly confirmed in writing) or written notice,

(2) mail to the registered holders an announcement of any extension, and issue a notice by press release or other public announcement before such expiration date.
      We reserve the right, in our sole discretion:

(1) if any of the conditions below under the heading “Conditions to the Exchange Offer” shall have not been satisfied,

(a) to delay accepting any Old Notes,

(b) to extend the exchange offer, or

(c) to terminate the exchange offer, or

(2) to amend the terms of the exchange offer in any manner, provided however, that if we amend the exchange offer to make a material change, including the waiver of a material condition, we will extend the exchange offer, if necessary, to keep the exchange offer open for at least five business days after such amendment or waiver; provided further, that if we amend the exchange offer to change the percentage of Notes being exchanged or the consideration being offered, we will extend the exchange offer, if necessary, to keep the exchange offer open for at least ten business days after such amendment or waiver.
      Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the registered holders.
Procedures for Tendering Old Notes Through Brokers and Banks
      Since the Old Notes are represented by global book-entry notes, The Depositary Trust Company or DTC, as depositary, or its nominee is treated as the registered holder of the Old Notes and will be the only entity that can tender your Old Notes for New Notes. Therefore, to tender Old Notes subject to this exchange offer and to obtain New Notes, you must instruct the institution where you keep your Old Notes to tender your Old Notes on your behalf so that they are received on or prior to the expiration of this exchange offer.

      The BLUE-colored “Letter of Transmittal” shall be used by you to give such instructions.
      IF YOU WISH TO ACCEPT THIS EXCHANGE OFFER, PLEASE INSTRUCT YOUR BROKER OR ACCOUNT REPRESENTATIVE IN TIME FOR YOUR OLD NOTES TO BE TENDERED BEFORE THE 5:00 PM (NEW YORK CITY TIME) DEADLINE ON SEPTEMBER 8, 2006.
      To tender your Old Notes in the exchange offer you must represent for our benefit that:

(1) You are acquiring the New Notes for your outstanding Old Notes in the ordinary course of business;

(2) You do not have an arrangement or understanding with any person to participate in the distribution of New Notes;

(3) You are not an “affiliate” as defined under Rule 405 of the Securities Act;

(4) You will also have to acknowledge that if you are not a broker-dealer, you are not engaged in and do not intend to engage in a distribution of the New Notes; and

(5) You will also have to acknowledge that if you are a broker-dealer, and acquired the Old Notes as a result of market making activities or other trading activities, you will deliver a prospectus meeting the requirements of the Securities Act in connection with any for sale of such New Notes.
      You must make such representations by executing the Blue colored “Letter of Transmittal” and delivering it to the institution through which you hold your Old Notes.
      Such institution will have to acknowledge that such representations were made by you.
      You may tender some or all of your Old Notes in this exchange offer. However, your Old Notes may be tendered only in integral multiples of $1,000.
      When you tender your outstanding Old Notes and we accept them, the tender will be a binding agreement between you and us as described in this prospectus.
      The method of delivery of outstanding Old Notes and all other required documents to the exchange agent is at your election and risk.
      We will decide all questions about the validity, form, eligibility, acceptance and withdrawal of tendered Old Notes, and our reasonable determination will be final and binding on you. We reserve the absolute right to:

(1) reject any and all tenders of any particular Old Note not properly tendered;

(2) refuse to accept any Old Note if, in our reasonable judgment or the judgment of our counsel, the acceptance would be unlawful; and

(3) waive any defects or irregularities or conditions of the exchange offer as to any particular Old Notes before the expiration of the offer.
      Our interpretation of the terms and conditions of the exchange offer will be final and binding on all parties. You must cure any defects or irregularities in connection with tenders of Old Notes as we will reasonably determine. Neither us, the exchange agent nor any other person will incur any liability for failure to notify you or any defect or irregularity with respect to your tender of Old Notes. If we waive any terms or conditions pursuant to (3) above with respect to a noteholder, we will extend the same waiver to all noteholders with respect to that term or condition being waived.
Procedures for Brokers and Custodian Banks; DTC ATOP Account
      In order to accept this exchange offer on behalf of a holder of Old Notes you must submit or cause your DTC participant to submit an Agent’s Message as described below.

      The exchange agent, on our behalf will seek to establish an Automated Tender Offer Program (“ATOP”) account with respect to the outstanding Old Notes at DTC promptly after the delivery of this prospectus. Any financial institution that is a DTC participant, including your broker or bank, may make book-entry tender of outstanding Old Notes by causing the book-entry transfer of such Old Notes into our ATOP account in accordance with DTC’s procedures for such transfers. Concurrently with the delivery of Old Notes, an Agent’s Message in connection with such book-entry transfer must be transmitted by DTC to, and received by, the exchange agent on or prior to 5:00 pm, New York City Time on the expiration date. The confirmation of a book entry transfer into the ATOP account as described above is referred to herein as a “Book-Entry Confirmation.”
      The term “Agent’s Message” means a message transmitted by the DTC participants to DTC, and thereafter transmitted by DTC to the exchange agent, forming a part of the Book-Entry Confirmation which states that DTC has received an express acknowledgment from the participant in DTC described in such Agent’s Message stating that such participant and beneficial holder agree to be bound by the terms of this exchange offer.
      Each Agent’s Message must include the following information:

(1) Account number of the beneficial owner tendering such Old Notes;

(2) Principal amount of Old Notes tendered by such beneficial owner; and

(3) A confirmation that the beneficial holder of the Old Notes tendered has made the representations for the benefit of the Company set forth under “Procedures for Tendering Old Notes Held Through Brokers or Banks” above.
      BY SENDING AN AGENT’S MESSAGE THE DTC PARTICIPANT IS DEEMED TO HAVE CERTIFIED THAT THE BENEFICIAL HOLDER FOR WHOM NOTE ARE BEING TENDERED HAS BEEN PROVIDED WITH A COPY OF THIS PROSPECTUS.
      The delivery of Old Notes through DTC, and any transmission of an Agent’s Message through ATOP, is at the election and risk of the person tendering Old Notes. We will ask the exchange agent to instruct DTC to promptly return those Old Notes, if any, that were tendered through ATOP but were not accepted by us, to the DTC participant that tendered such Old Notes on behalf of holders of the Old Notes.
Acceptance of Outstanding Old Notes for Exchange; Delivery of New Notes Issued in the Exchange Offer upon Expiration of the Exchange Offer
      We will accept validly tendered Old Notes when the conditions to the exchange offer have been satisfied or we have waived them. We will have accepted our validly tendered Old Notes when we have given oral or written notice to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the New Notes from us. If we do not accept any tendered Old Notes for exchange because of an invalid tender or other valid reason, the exchange agent will promptly return the certificates, without expense, to the tendering holder after the exchange offer terminates or expires. If a holder has tendered Old Notes by book-entry transfer, we will promptly credit the Notes to an account maintained with The Depositary Trust Company after the exchange offer terminates or expires.
      THE AGENT’S MESSAGE MUST BE TRANSMITTED TO EXCHANGE AGENT ON OR BEFORE 5:00 PM, NEW YORK CITY TIME, ON THE EXPIRATION DATE.
Withdrawal Rights
      You may withdraw your tender of outstanding Notes at any time before 5:00 p.m., New York City time, on the expiration date.

      For a withdrawal to be effective, you should contact your bank or broker where your Old Notes are held and have them send an ATOP notice of withdrawal so that it is received by the exchange agent before 5:00 p.m., New York City time, on the expiration date. Such notice of withdrawal must:

(1) specify the name of the person that tendered the Old Notes to be withdrawn;

(2) identify the Old Notes to be withdrawn, including the CUSIP number and principal amount at maturity of the Old Notes; specify the name and number of an account at the DTC to which your withdrawn Old Notes can be credited.
      We will decide all questions as to the validity, form and eligibility of the notices and our determination will be final and binding on all parties. Any tendered Old Notes that you withdraw will not be considered to have been validly tendered. We will promptly return any outstanding Old Notes that have been tendered but not exchanged, or credit them to the DTC account. You may re-tender properly withdrawn Old Notes by following one of the procedures described above before the expiration date.
Conditions To The Exchange Offer
      Notwithstanding any other provision herein, we are not required to accept for exchange, or to issue New Notes in exchange for, any outstanding Old Notes. We may terminate or amend the exchange offer, before the expiration of the exchange offer:

(1) if any federal law, statute, rule or regulation has been adopted or enacted which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

(2) if any stop order is threatened or in effect with respect to the registration statement which this prospectus is a part of or the qualification of the indenture under the Trust Indenture Act of 1939; or

(3) if there is a change in the current interpretation by the staff of the SEC which permits holders who have made the required representations to us to resell, offer for resale, or otherwise transfer New Notes issued in the exchange offer without registration of the New Notes and delivery of a prospectus, as discussed above.
      These conditions are for our sole benefit and we may assert them at any time before the expiration of the exchange offer. Our failure to exercise any of the foregoing rights will not be a waiver of our rights.
Exchange Agent
      You should direct questions, requests for assistance, and requests for additional copies of this prospectus and the BLUE-colored “Letter of Election and Instructions to Brokers or Bank” to the exchange agent at:
Wells Fargo Bank, N.A.

By Overnight Courier or Registered/Certified
By Facsimile:	By Hand:	Mail:

Facsimile No.: 612/667-9825 Attention: Corporate Trust Department	Sixth and Marquette Minneapolis, MN 55479	Sixth and Marquette MAC N9303-120 Minneapolis, MN 55479
Delivery to an address other than set forth above will not constitute a valid delivery.
Fees And Expenses
      We will not make any payment to brokers, dealers, or others soliciting acceptances of the exchange offer except for reimbursement of mailing expenses.
      We will pay the estimated cash expenses connected with the exchange offer.

Accounting Treatment
      The New Notes will be recorded at the same carrying value as the existing Old Notes, as reflected in our accounting records on the date of exchange. Accordingly, we will recognize no gain or loss for accounting purposes. The expenses of the exchange offer will be expensed over the term of the New Notes.
Transfer Taxes
      If you tender outstanding Old Notes for exchange you will not be obligated to pay any transfer taxes. However, if you instruct us to register New Notes in the name of, or request that your Old Notes not tendered or not accepted in the exchange offer be returned to, a person other than you, you will be responsible for paying any transfer tax owed.
      YOU MAY SUFFER ADVERSE CONSEQUENCES IF YOU FAIL TO EXCHANGE OUTSTANDING OLD NOTES.
      If you do not tender your outstanding Old Notes, you will not have any further registration rights, except for the rights described in the registration rights agreement and described above, and your Old Notes will continue to be subject to restrictions on transfer when we complete the exchange offer. Accordingly, if you do not tender your Old Notes in the exchange offer, your ability to sell your Old Notes could be adversely affected. Once we have completed the exchange offer, holders who have not tendered Notes will not continue to be entitled to any increase in interest rate that the indenture provides for if we do not complete the exchange offer.
Consequences Of Failure to Exchange
      The Old Notes that are not exchanged for New Notes pursuant to the exchange offer will remain restricted securities. Accordingly, the Old Notes may be resold only:

(1) to us upon redemption thereof or otherwise;

(2) so long as the outstanding securities are eligible for resale pursuant to Rule 144A, to a person inside the United States who is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of Rule 144A, in accordance with Rule 144 under the Securities Act, or pursuant to another exemption from the registration requirements of the Securities Act, which other exemption is based upon an opinion of counsel reasonably acceptable to us;

(3) outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act; or

(4) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States.
Resale of the New Notes
      With respect to resales of New Notes, based on interpretations by the staff of the SEC set forth in no-action letters issued to third parties, we believe that a holder or other person who receives New Notes (other than a person that is our affiliate within the meaning of Rule 405 under the Securities Act) in exchange for Old Notes in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the New Notes, will be allowed to resell the New Notes to the public without further registration under the Securities Act and without delivering to the purchasers of the New Notes a prospectus that satisfies the requirements of Section 10 of the Securities Act. However, if any holder acquires New Notes in the exchange offer for the purpose of distributing or participating in a distribution of the New Notes, the holder cannot rely on the position of the staff of the SEC expressed in the no-action letters or any similar interpretive letters, and must comply with the registration and prospectus delivery requirements of the

Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. Further, each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where the Old Notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the New Notes.
Shelf Registration
      The registration rights agreement also requires that we file a shelf registration statement if:

(1) we cannot file a registration statement for the exchange offer because the exchange offer is not permitted by law or SEC policy;

(2) a law or SEC policy prohibits a holder from participating in the exchange offer;

(3) a holder cannot resell the New Notes it acquires in the exchange offer without delivering a prospectus and this prospectus is not appropriate or available for resales by the holder; or

(4) a holder is a broker-dealer and holds Notes acquired directly from us or one of our affiliates.
      We will also register the New Notes under the securities laws of jurisdictions that holders may request before offering or selling Notes in a public offering. We do not intend to register New Notes in any jurisdiction unless a holder requests that we do so.
      Old Notes may be subject to restrictions on transfer until:

(1) a person other than a broker-dealer has exchanged the Old Notes in the exchange offer;

(2) a broker-dealer has exchanged the Old Notes in the exchange offer and sells them to a purchaser that receives a prospectus from the broker, dealer on or before the sale;

(3) the Old Notes are sold under an effective shelf registration statement that we have filed; or

(4) the Old Notes are sold to the public under Rule 144 of the Securities Act.

CAPITALIZATION
      The following table presents our actual consolidated capitalization at March 26, 2006. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and accompanying notes thereto appearing elsewhere in this prospectus.

	At
	March 26,
	2006

	(In thousands)
Cash and cash equivalents	$16,418

Long term debt, including current portion:
Revolver	—
Term loan	50,000
New Notes	175,000
Senior Subordinated Note	28,841

Total long term debt, including current portion	253,841	(1)
Total stockholder’s equity	180,071

Total capitalization	$433,912

(1)	Excludes the discount on the new notes of $2.2 million and the discount on the subordinated debt of GMH of $0.5 million that have been recorded in the consolidated financial statements appearing elsewhere in this document.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
      The following table sets forth our selected historical consolidated financial data as of the dates and for the periods indicated. The financial data as of March 30, 2003, March 28, 2004, March 27, 2005, March 26, 2006 and for the period June 28, 2002 to March 30, 2003, fiscal year ended March 28, 2004, the period March 29, 2004 to January 6, 2005, the period January 7, 2005 to March 27, 2005 and the fiscal year ended March 26, 2006 have been derived from the historical consolidated financial statements that were audited by PricewaterhouseCoopers LLP and which are included elsewhere in this prospectus. The data as of March 25, 2001 and March 31, 2002 and for fiscal 2001 and fiscal 2002 have been derived from the historical consolidated financial statements that were audited by our prior accounting firm. The data for the period from April 1, 2002 to June 27, 2002 have been derived from our unaudited consolidated financial statements. The period from June 28, 2002 to March 30, 2003 consisted of approximately 40 weeks. Fiscal year 2002 was 53 weeks. You should read the data presented below together with, and qualified by reference to, our consolidated financial statements and related notes. In addition, for a discussion of the factors that materially affect the comparability of the information reflected in the following table, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each of which is included herein.

	Fiscal 2002		Fiscal 2003	Fiscal 2003	Fiscal 2004		Fiscal 2005		Fiscal 2005	Fiscal 2006

	Pre-Predecessor		Pre-Predecessor	Predecessor	Predecessor		Predecessor		Successor	Successor

	Fiscal		Period from	Period from	Fiscal		Period from		Period from	Fiscal
	Year		April 1,	June 28,	Year		March 29,		January 7,	Year
	Ended		2002 to	2002 to	Ended		2004 to		2005 to	Ended
	March 31,		June 27,	March 30,	March 28,		January 6,		March 27,	March 26,
	2002(1)		2002	2003	2004		2005		2005	2006

	(Dollars in thousands)
Statement of Operations Data:
Revenue	$87,587		$23,262	$78,467	$118,833		$110,187		$29,203	$177,027
Cost of Sales (exclusive of production depreciation and software amortization expense shown separately below)	60,021		15,525	50,698	77,750		71,123		19,773	117,146
Production depreciation and software amortization(2)	1,869		111	4,940	7,093		3,245		2,036	9,784

Gross profit	25,697		7,626	22,829	33,990		35,819		7,394	50,097
Selling, general & administrative expenses	14,965		7,987	12,074	15,853		13,989		4,107	20,234
Depreciation and software amortization	657		39	1,736	2,492		1,140		715	3,438
Amortization of intangible assets	665		153	5,241	7,464		6,128		3,279	15,049

Operating income (loss)	9,410		(553)	3,778	8,181		14,562		(707)	11,376
Interest (expense) income, net	(88)		6	(4,305)	(5,114)		(7,247)		(4,716)	(28,560)
Realized (loss) gain on derivative	—		—	(688)	(220)		418		—	6
Misc. other income (expense), net	48		10	(59)	112		42		109	5
(Provision) benefit for income taxes	(4,162)		207	373	(1,140)		(3,159)		1,911	6,172

Net income (loss)	$5,208		$(330)	$(901)	$1,819		$4,616		$(3,403)	$(11,001)

Other Financial Data:
Ratio of earnings to fixed charges(3)	11.4	x	(A )	(B )	1.5	x	2.0	x	(C )	(D )

	Pre-Predecessor		Predecessor		Successor

	Fiscal Year

	2001	2002	2003	2004	2005	2006

Balance Sheet Data (at end of period):
Cash and cash equivalents	$4,784	$9,612	$6,705	$2,534	$4,091	$16,418
Total assets	29,212	38,507	205,214	213,940	481,314	515,246
Total debt	5,331	4,197	77,825	85,641	210,836	251,167
Total stockholder’s equity	17,396	22,343	68,409	70,333	190,975	180,071

(1)	Fiscal 2002 consisted of 53 weeks.

(2)	The only software amortization costs for the successor periods presented in the table were approximately $1.7 million for the period from January 7, 2005 to March 27, 2005 and approximately $7.7 million for the period from March 28, 2005 to March 26, 2006.

(3)	Earnings consist of income before income taxes and fixed charges. Fixed charges consist of interest expense on debt and amortization of deferred debt issuance costs and the portion of rental expense that we believe is representative of the interest component of rental expense.

(A)	Due to the Company’s net loss in the period from April 1, 2002 to June 27, 2002, the ratio coverage was less than 1:1. The Company must generate additional earnings of $0.5 million to achieve a coverage of 1:1.

(B)	Due to the Company’s net loss in the period from June 28, 2002 to March 30, 2003, the ratio coverage was less than 1:1. The Company must generate additional earnings of $1.3 million to achieve a coverage of 1:1.

(C)	Due to the Company’s net loss in the period from January 7, 2005 to March 27, 2005, the ratio coverage was less than 1:1. The Company must generate additional earnings of $5.3 million to achieve a coverage of 1:1.

(D)	Due to the Company’s net loss in the fiscal year ended March 26, 2006, the ratio coverage was less than 1:1. The Company must generate additional earnings of $17.2 million to achieve a coverage of 1:1.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
      We are a Georgia corporation that was formed in 1980. The following discussion and analysis is based upon our audited consolidated financial statements, and historical combined financial statements and our review of our business and operations. Furthermore, we believe the discussion and analysis of our financial condition and combined results of operations as set forth below are not indicative nor should they be relied upon as an indicator of our future performance.
      On January 7, 2005, we were acquired by CVC. In accordance with Statement of Financial Accounting Standard (“SFAS”) No. 141, our acquired assets and assumed liabilities were revalued to reflect fair value as of the date of the acquisition. In valuing acquired assets and assumed liabilities, fair values are based on, but are not limited to: future expected cash flow; comparative analysis with similar organizations within the industry; historical experience with customer relationships; current replacement cost for similar capacity for certain fixed assets; market assumptions for contractual obligations; settlement plans for litigation and contingencies; and appropriate discount rates and growth rates. The revaluation created a difference in the basis of accounting specifically for our property, equipment, software, all intangible assets and debt obligations. The change in basis of accounting is noted throughout this document, as applicable, to describe comparative analyses of depreciation expense, amortization expense and interest expense from the date of our acquisition by CVC through our current year end. For financial reporting purposes, the effective date of the acquisition was January 7, 2006 and our results of operations and cash flows presented in our consolidated financial statements have been separated as pre-January 7 and post-January 7 due to a change in basis of accounting in the underlying assets and liabilities. We refer to our results prior to January 7, 2005 as results for the “Predecessor Company” and we refer to our results after January 7, 2005, as results for the “Successor Company”. To facilitate comparison of financial results on a fiscal year-over-year basis, the financial results from March 29, 2004 to January 6, 2005 (“Predecessor”) have been combined with the financial results from January 7, 2005 to March 27, 2005 (“Successor”). The consolidated financial data for the combined fiscal year ended March 27, 2005 has been derived from the audited consolidated financial statements of our predecessor and the successor and has not been audited and does not comply with GAAP. The following discussion includes comparisons of our fiscal years ended March 28, 2004, March 27, 2005 (combined as described above) and March 26, 2006. Please refer to the consolidated financial statements presented elsewhere in this document for detail of the predecessor and successor financial results.
      We have 13 reporting periods in each fiscal year. The first, second and third quarters each contain three periods, or twelve weeks each, and the fourth quarter contains four periods, or sixteen weeks.

Corporate Structure
      The following chart illustrates our corporate structure, as adjusted to give effect to the CVC acquisition and the Refinancing.
Overview of Operations
      We are one of the largest and most diversified publishers of information for the local real estate market in North America. Through our extensive proprietary network of online and print distribution points, we provide critical local information to consumers involved in buying, leasing and renovating a home. Our reader base selects our print and online publications almost exclusively for the extensive advertisements, and, as a result, we are able to provide high quality leads at an effective cost to our advertisers, which are comprised of agents, property management companies, new home builders and home renovation products and service providers. In fiscal 2006, we believe that we generated over ten million leads for our advertisers. Approximately 70% of our revenue was generated by advertisers under contract and over 75% of our advertisers under contract renew on an annual basis. For the fiscal year ended March 26, 2006, we generated revenue of $177.0 million and a net loss of $11.0 million. The loss was primarily attributable to the increase in interest expense and depreciation and amortization expense associated with our acquisition by CVC. We operate in over 650 targeted markets which may overlap geographically across the U.S. and Canada, and have a monthly print and online reach of over 13 million potential consumers seeking to buy, rent or renovate their homes. The predominant content in our publications is advertisements, and our two largest publications are 100% advertisement based. In the resale home market, our flagship brand, TREB, is the largest real estate advertising publication in North America. In the leasing market, we provide residential and commercial leasing listings, primarily through

Apartment Finder and Black’s Guide. In the home improvement market, we are the largest publisher of local and regional design magazines for the luxury market, including Kansas City Homes & Gardens, Atlanta Homes & Lifestyles, Colorado Homes & Lifestyles and Mountain Living. We believe that our focus on the three largest and most diversified areas of the housing market insulates us from a downturn in any specific area.
      We distribute our printed publications through an extensive rack distribution network, comprised of more than 320,000 high traffic locations in areas frequented by our target consumers. In addition, we maintain more than 30,000 uniquely shaped proprietary sidewalk distribution boxes. For those products targeting affluent consumers and businesses, we utilize sophisticated database management and customer acquisition tools in order to develop highly targeted direct mail distribution. We also distribute all of our content — including our database of more than 1.8 million homes and apartments — online to our advertisers. We maintain a proprietary online network (LivingChoices.com) which has over one million unique visitors each month. In addition, we distribute our content to more than ten online distribution partners, including RealEstate.com, BobVila.com and Lycos.com with a monthly reach of over 47 million online users. We believe our combined online and print distribution network, which is provided to advertisers at one all-inclusive cost, drives exceptional results for our advertisers.
      We have two distinct marketing channels through which we generate revenue, the ID channel and the Direct channel. In our ID channel, the independent distributor is responsible for selling the advertising, collecting listings from agents/brokers and distributing publications in a specific geographic market. In our Direct channel, we sell the advertising, collect the listings from the agents/brokers, create and print the publications and distribute the publications. In fiscal 2006, the ID channel accounted for 36% of our revenue while the Direct channel accounted for 64%.
      As of March 26, 2006, we had 1,009 employees, approximately 535 of which were located at our corporate headquarters and production facility in Lawrenceville, Georgia, a suburb of Atlanta.
      We believe the key drivers of financial performance are:

•	advertising volume;

•	expansion into other local real estate markets; and

•	strong brand recognition.
Revenue
      We generate revenue through two sales channels, the ID channel and the Direct channel. In the ID channel we generate revenue by providing our independent distributors with production services, software, internet, marketing materials and distribution supplies. In the Direct channel, we generate revenue from the sale of advertising within our publications and websites.
Costs
      We categorize our operating expenses as cost of sales and selling, general and administrative. Cost of sales includes all costs associated with our Georgia production facility, our outsourced printing (which are the costs we pay to third party printers to print books not done in our Georgia production facility), our field sales operations, field distribution operations and online operations. Operating expenses include all corporate departments, corporate headquarters, the management of the publications and bad debt.
      Our operating expense base consists of almost 70% fixed costs. These expenses relate to our production facility in Georgia, our national distribution network and our sales management infrastructure. The remaining 30% of operating expenses are variable and relate to paper, ink, sales commissions, performance-based bonuses, bad debt and third party production expenses. Costs related to our workforce are the largest single expense item, accounting for almost 50% of our total expense base. The second largest expense item, which accounts for over 23% of our total expense base, is the costs associated with producing our publications. We expect to be able to continue to manage our expense growth to levels consistent with past years with the exception of paper expenses. We anticipate that we will experience increases in our paper prices of 5% to 10% during fiscal 2007. Based on our paper expense in fiscal 2006 of over $18.1 million, a 10% increase in paper prices will increase our paper costs by over $1.8 million for the fiscal year. We also expect an approximate 5% increase in ink prices, or over $0.06 million, for the fiscal year.
Depreciation and Amortization
      Depreciation costs relate to the depreciation of our computer hardware and software developed for internal use or purchased, as well as property, plant and equipment. The depreciation and amortization of equipment and software associated with production is included in cost of sales.
      The amounts of depreciation and amortization expense included in cost of sales for fiscal 2006, 2005 and 2004 were $9.8 million, $5.3 million and $7.1 million, respectively. Depreciation and amortization expense related to nonproduction equipment and software is included in selling, general and administrative expenses. The amounts of depreciation and amortization expense included in selling, general and administrative expense for fiscal 2006, 2005 and 2004 were $3.4 million, $1.9 million and $2.5 million, respectively. Depreciation of property, equipment and computer software is provided utilizing the straight-line method over the estimated useful lives of the respective assets as follows:

Furniture and fixtures	5 years
Machinery and equipment	10 years
Transportation equipment	6 years
Computer software	2 years
Computer equipment	5 years
      Amortization costs relate to the amortization of intangible assets. Our two largest intangible assets are our independent distributor agreements and trademarks/trade names. The value and expected useful lives of our intangible assets were determined by an independent third party valuation specialist at the close of the CVC acquisition. The valuation and lives of our larger intangible assets (trademarks, trade names, independent distributors and advertiser lists) were determined by identifying the remaining useful life of the components of each asset combined with a reasonable attrition rate and a reasonable expectation for increase in revenue by each component. Certain markets experience a lower attrition rate. This has contributed to intangible lives in excess of 15 years. Amortization of intangible assets is provided utilizing the straight-line method over the following estimated useful lives:

Advertiser lists	8-22 years
Consumer databases	4-17 years
Distribution network	10 years
Independent distributor agreements	15 years
Noncompete agreements	1-5 years
Trademarks/ Trade names	5-15 years
Subscriber lists	4-6 years
Interest Income and Interest Expense
      Interest income consists primarily of interest income earned on our cash balances. Interest expense consists of interest on outstanding indebtedness, interest on capital leases and the amortization of deferred financing costs.
Income Tax Expenses
      Income tax expense consists of current corporation tax expense, deferred tax expense, and any other accrued tax expenses. We are subject to taxation in the United States (for federal and state) and Canada. Our effective tax rate was 35.9% for fiscal 2006, 40.6% for the period March 29, 2004 to January 6, 2005, and 36.0% for the period January 7, 2005 to March 27, 2005.

Acquisitions
      Our management team, in conjunction with ABRY Partners, acquired our business in June 2002. We made two additional acquisitions in fiscal 2003. In September 2002, we acquired Black’s Guide in a stock transaction. This acquisition established our position in the commercial real estate market. In January 2003, we acquired the assets of a Dallas area real estate publication that served as a geographic extension for our TREB brand.
      During fiscal 2004, we made three acquisitions of apartment publications that expanded the geographic reach of our Apartment Finder brand. We acquired the assets of publications in Tallahassee, FL, Minneapolis, MN, St. Cloud, MN, Rochester, NY, Buffalo, NY and Syracuse, NY. We also purchased the assets of a real estate book in the Lake County, FL market as a geographic extension for our TREB brand. We made our first acquisition in the home and design space with the purchase of the assets of Kansas City Homes & Gardens. Lastly, we purchased two territories back from our independent distributors. One was an Apartment Finder territory covering Tacoma, WA and the rights to the Seattle, WA area. The second was a TREB territory that included several publications in the Ohio and Northern Kentucky area.
      In fiscal 2005, we repurchased territories back from two of our independent distributors. The first repurchase was of two TREB publications in the Seattle, WA area. The second repurchase was of several Apartment Finder publications in Houston, TX and surrounding markets. We also acquired the assets of an apartment publication and a new home publication in the Raleigh, NC market.
      On January 7, 2005, we were acquired by CVC.
      In May 2005, we purchased the assets of home and design titles in the Atlanta, Seattle, St. Louis and Colorado markets as well as a title focused on mountain living. In September 2005, we acquired several resale real estate publications servicing Knoxville, TN and the surrounding areas. In October 2005, we made an acquisition of a magazine and a directory focusing on the home design and home improvement sectors in the Atlanta, GA market. In November 2005, we acquired a magazine serving the home and design marketplace in Arkansas. Also in November 2005, we purchased the assets of a magazine serving the relocation market in Las Vegas.
Refinancing Transactions
      On June 24, 2004, we consummated a recapitalization of our capital structure. In connection with this recapitalization, we increased the term loan portion of our senior credit facility from approximately $86.0 million to $150.0 million. The proceeds were used primarily to pay a dividend to our prior shareholders.
      On February 11, 2005, we entered into new senior credit facilities consisting of a term loan facility of $148.7 million and a revolving credit facility of $25.0 million. As of March 27, 2005, $148.7 million and $7.0 million were outstanding on the term loan and revolving credit facility, respectively.
      On May 2, 2005, we obtained an incremental senior secured term loan of $30.0 million. The proceeds of the incremental term loan were used to fund the acquisition of the home & design titles from Wiesner Publishing as well as pay down the balance on our revolving credit facility. As of March 26, 2006, no incremental senior secured term loans were outstanding.
      On November 30, 2005, the Company refinanced its capital structure. The objective of the refinancing was to provide the Company with a long-term capital structure that is consistent with its strategy and preserve acquisition flexibility. The refinancing was completed through an offering of $175.0 million of Senior Notes and a new senior secured credit facility comprised of a $50.0 million senior credit term loan facility, a new revolving credit facility with an availability of $35.0 million and an additional $75.0 million in uncommitted incremental term loans. The proceeds of the Refinancing were used to repay the outstanding balances under the Term A, Term B, Term C, the revolving facility and $30.0 million of the senior subordinated debt.

Results of Operations
      The following table sets forth a summary of our operations and its percentages of total revenue for the periods indicated (dollars in thousands).

	Fiscal Year Ended

	March 28, 2004		March 27, 2005		March 26, 2006

	Amount	%	Amount	%	Amount	%

Resale and new sales	$79,879	67.2%	$91,895	65.9%	$109,978	62.1%
Rental and leasing	37,577	31.6%	44,870	32.2%	51,558	29.1%
Remodeling and home improvement	1,377	1.2%	2,625	1.9%	15,491	8.8%

Total revenue	$118,833	100.0%	$139,390	100.0%	$177,027	100.0%

Cost and expenses:
Operating (including production depreciation and software amortization)	84,843	71.4%	96,177	69.0%	126,930	71.7%
Selling, general and administrative	18,345	15.4%	19,951	14.3%	23,672	13.4%
Amortization of Intangibles	7,464	6.3%	9,407	6.8%	15,049	8.5%

Income from operations	$8,181	6.9%	$13,855	9.9%	$11,376	6.4%

Comparison of Successor Year Ended March 26, 2006 to the Successor Period from January 7, 2005 to March 27, 2005 Combined with the Predecessor Period from March 29, 2004 to January 6, 2005
      Revenue. The following table sets forth our revenue (in thousands) for fiscal 2006 and 2005 from our three key business areas. These three key areas are: (i) resale and new sales; (ii) rental and leasing; and (iii) remodeling and home improvement. The resale and new sales area includes TREB, New Home Finder, Unique Homes, and Enclave. Our rental/leasing area includes Apartment Finder, Mature Living Choices, and Black’s Guide. Our remodeling and home improvement area includes all of our home & design publications.

	Fiscal 2005	Fiscal 2006
Area
Resale and new sales	$91,895	$109,978
Rental and leasing	44,870	51,558
Remodeling and home improvement	2,625	15,491

	$139,390	$177,027

      For fiscal 2006 total revenue was $177.0 million, an increase of $37.6 million, or 27%, from $139.4 million in fiscal 2005. Our three areas of operation, resale and new sales, rental and leasing, and remodeling and home improvement, showed year-on-year revenue growth of 19.7%, 14.9% and 490%, respectively. We consummated several acquisitions during fiscal 2005 that added publications to each of the areas and, therefore, fiscal 2006 represented the first full year of sales for these publications under our control. We also consummated five acquisitions in fiscal 2006 that contributed revenue that we did not have in fiscal 2005.
      Revenue from TREB accounted for $90.7 million, or 82.5%, of the resale and new sales area in fiscal 2006 compared to $77.7 million, or 84.6%, in fiscal 2005. The TREB revenue showed year-over-year growth of $13.0 million, or 16.7%. The growth was driven primarily by increased advertising page count, some improvement in our yield per page and the addition of $0.5 million from fiscal 2006 acquisitions. The ID channel accounted for $58.8 million, or 64.8%, of total TREB sales in fiscal 2006 compared to $49.8 million, or 64.1%, in fiscal 2005. The TREB direct sales channel generated $31.9 million, or 35.2%, of total TREB sales in fiscal 2006 compared to $27.9 million, or 35.9%, in fiscal 2005. The growth of the Direct channel in fiscal 2006 was the result of page volume growth, the opening of new markets and acquisitions. Likewise, the ID channel growth in fiscal 2006 was primarily due to page volume growth and the opening of new markets. A second key driver of the resale and new sales area was the performance of Unique Homes and Enclave which posted revenue of $10.1 million in fiscal 2006 compared to $8.7 million in fiscal 2005. This year-over-year growth of 16.1% was the result of gaining advertising pages from existing and new advertisers, the introduction of a special issue and growth in custom publishing.
      Apartment Finder accounted for $43.2 million, or 83.7%, of the revenue of the rental and leasing area in fiscal 2006. Apartment Finder posted year-over-year revenue growth of $6.4 million, or 17.4%, in fiscal 2006. The growth was the result of growing the advertiser base in our existing publications, opening new markets and strategic acquisitions. Black’s Guide, which accounted for 10.9% of the revenue for the rental and leasing area in fiscal 2006, had revenue of $5.6 million, which was down from $5.7 million in fiscal 2005. The decline in Black’s Guide revenue reflects the sustained weakness in the commercial real estate market.
      Revenue for our remodeling and home improvement area in fiscal 2006 was $15.5 million which was an increase of $12.9 million or 496% compared to fiscal 2005 revenue of $2.6 million. In fiscal 2005, Kansas City Homes & Gardens was the only brand within our remodeling and home improvement area. Revenue for Kansas City Homes & Gardens for fiscal 2006 of $3.2 million was an increase of $0.6 million, or 23.1%, compared to fiscal 2005. The acquisitions of Wiesner, Atlanta Home Improvement, At Home in Arkansas and Relocating in Las Vegas that we completed in fiscal 2006 contributed $12.3 million of revenue in the same fiscal year.
      Cost of sales. Cost of sales for fiscal 2006 was $117.1 million, which represents an increase of $26.2 million, or 28.8%, compared to $90.9 million in fiscal 2005. Labor expense was $54.6 million compared to $45.9 million in fiscal 2005. Labor related to our production facility in Georgia was $18.3 million compared to $17.3 million in fiscal 2005. The production labor grew in conjunction with the advertising page and book volume growth as well as the acquisitions that were made during fiscal 2006. The expense for paper used in our production facility in fiscal 2006 and fiscal 2005 was $15.3 million and $11.0 million, respectively. Other costs of the production facility in fiscal 2006, excluding labor and paper, were $6.9 million compared to $5.8 million in fiscal 2005. Outside production expenses increased to $8.3 million in fiscal 2006 from $6.8 million in fiscal 2005. This increase was due to the acquisitions of Wiesner, Atlanta Home Improvement, At Home in Arkansas and Relocating in Las Vegas. These magazines are printed externally due to their size and frequency.
      Production depreciation and software amortization expense. Production depreciation and amortization expense was $9.8 million in fiscal 2006, an increase of $4.5 million, or 85%, from $5.3 million in fiscal 2005. During fiscal 2005, the value of computer equipment and software was revalued upon the sale of our business on January 7, 2005. The new software valuations were scheduled to be depreciated over two years. As a result, the software amortization of 2006 reflected a full year at the new valuation and only a partial year of amortization expense at the new valuation during fiscal 2005.
      Selling, general and administrative expenses. Operating expenses were $23.7 million in fiscal 2006 compared to $20.0 million in fiscal 2005, an increase of $3.7 million, or 18.5%. Labor and related expenses were $11.8 million in fiscal 2006 and $9.8 million in fiscal 2005, an increase of $2.0 million, or 20.4%. The increase in labor related expenses was primarily attributable to acquisitions during fiscal 2005 and fiscal 2006. Depreciation expense increased $1.5 million from $1.9 million in fiscal 2005 to $3.4 million in fiscal 2006. The increase reflects a full year of depreciation related to the revaluation of assets on January 7, 2005.
      Amortization of intangibles. Amortization expense for fiscal 2006 was $15.0 million, which was an increase of $5.6 million, or 59.6%, compared to $9.4 million in fiscal 2005. There were three reasons for the growth in amortization expense. The first was that we recorded $6.8 million of intangible assets related to the acquisitions made in fiscal 2005, and therefore fiscal 2006 was the first year that we recorded a full year of amortization expense. Second, we had amortization expense related to the $11.6 million in intangibles that we recorded related to our fiscal 2006 acquisitions. Third, our intangible assets were revalued from predecessor to successor as a result of the acquisition of our business by CVC on January 7, 2005.

      Net interest expense. Net interest expense for fiscal 2006 was $28.6 million compared to $12.0 million in fiscal 2005. The refinancing of our debt on November 30, 2005 contributed to the increase of interest expense as we shifted from a predominantly variable rate to a fixed rate with the fixed rate set higher than the prior variable rate. Additionally, the sale of our business to CVC in fiscal 2005 and the addition of $25.0 million in mezzanine debt to our capital structure added approximately $3.2 million to interest expense in fiscal 2006. Also as part of the Refinancing transaction, we wrote-off deferred financing costs of approximately $6.3 million.
      Net income. Due to the factors described above, we reported operating loss of $11.0 million in fiscal 2006, a decrease of $12.2 million from net income of $1.2 million in fiscal 2005.

Comparison of the Successor Period from January 7, 2005 to March 7, 2005 combined with the Predecessor Period from March 29, 2004 to January 6, 2005 to Predecessor Year Ended March 28, 2004
      Revenue. The following table sets forth our revenue (in thousands) for fiscal 2005 and 2004 from our three key business areas.

Area	Fiscal 2004	Fiscal 2005

Resale and new sales	$79,879	$91,895
Rental and leasing	37,577	44,870
Remodeling and home improvement	1,377	2,625

	$118,833	$139,390

      For fiscal 2005, total revenue was $139.4 million, an increase of $20.6 million, or 17.3%, from $118.8 million in fiscal 2004. Our three areas of operation, resale and new sales, rental and leasing, and remodeling and home improvement, showed year-on-year revenue growth of 15.0%, 19.4% and 90.6%, respectively. We consummated several acquisitions during fiscal 2004 that added publications to each of the areas and, therefore, fiscal 2005 represented the first full year of sales for these publications under our control. We also consummated three acquisitions in fiscal 2005 that contributed revenue that we did not have in fiscal 2004.
      Revenue from TREB accounted for $77.7 million, or 84.6%, of the resale and new sales area in fiscal 2005 compared to $70.3 million, or 88.0%, in fiscal 2004. The TREB revenue showed year-over-year growth of $7.4 million, or 10.5%. The growth was driven primarily by increased advertising page count, some improvement in our yield per page and the addition of $2.7 million from fiscal 2004 and fiscal 2005 acquisitions. The ID channel accounted for $51.2 million, or 65.9%, of total TREB sales in fiscal 2005 compared to $46.5 million, or 66.1%, in fiscal 2004. The TREB direct sales channel generated $28.6 million, or 36.8%, of total TREB sales in fiscal 2005 compared to $23.8 million, or 33.9%, in fiscal 2004. The growth of the Direct channel in fiscal 2005 was the result of page volume growth, the opening of new markets and acquisitions, including the repurchase of two independent distributors. Similarly, the growth within the ID channel reflected page volume growth and the introduction of new markets. Another key driver of the resale and new sale area was the performance of Unique Homes and Enclave which posted revenue of $8.7 million in fiscal 2005 compared to $6.9 million in fiscal 2004. This year-over-year growth of 26.1% was the result of gaining advertising pages from existing and new advertisers, the introduction of a special issue and growth in custom publishing.
      Apartment Finder accounted for $36.9 million, or 82.2%, of the revenue of the rental and leasing area in fiscal 2005. Apartment Finder reflected revenue growth of $8.2 million, or 28.6%, in fiscal 2005. The growth was the result of adding advertisers to our existing publications, opening new markets and the addition of $3.1 million of sales from acquisitions made during fiscal 2004 and 2005. Black’s Guide, which accounted for 12.6% of the revenue for the rental and leasing area in fiscal 2005, had revenue of $5.7 million, which was down from $6.5 million in fiscal 2004. We attribute the decline in Black’s Guide revenue to a relatively weak commercial real estate market, turnover in our management of that publication and a delay in introducing an integrated print and internet solution for our advertisers.
      In fiscal 2005, Kansas City Homes & Gardens was the only brand within our remodeling and home improvement area. Revenue for fiscal 2005 of $2.6 million was an increase of $1.2 million, or 85.7%,

compared to fiscal 2004. We acquired the Kansas City Homes & Gardens business in August 2003; accordingly, fiscal 2005 is the first year for which we had a full year of results.
      Cost of sales. Cost of sales for fiscal 2005 was $90.9 million, which represents an increase of $13.1 million, or 16.8%, compared to $77.8 million in fiscal 2004. Labor expense was $45.9 million compared to $40.7 million in fiscal 2004. Labor related to our production facility in Georgia was $17.3 million compared to $16.3 million in fiscal 2004. The production labor increased to accommodate the advertising page and book volume growth as well as the acquisitions that were made during fiscal 2005 and 2004. The expense for paper used in our production facility in fiscal 2005 and fiscal 2004 was $11.0 million and $9.4 million, respectively. Other costs of the production facility in fiscal 2005, excluding labor and paper, were $5.8 million compared to $5.5 million in fiscal 2004. The other main driver of the year-over-year increase in cost of sales was outside production expense. Outside production expenses, which are the costs we pay to third party printers to print books not done in our Georgia production facility, increased to $6.8 million in fiscal 2005 from $4.4 million in fiscal 2004. This increase was driven by acquisitions completed during fiscal 2005 and 2004 that could not be accommodated in our production facility, growth in Unique Homes and our decision to move some of the larger Apartment Finder books from our production facility to third parties. Our decision was based on the fact that we had bindery capacity issues during fiscal 2005 and the fact that some of the books had reached page counts that made it more efficient to outsource. Although we completed an expansion of our bindery operations in fiscal 2005 and have moved some of the outsourced publications back into our production facility for fiscal 2006, we would expect our annual outside production expense to remain at fiscal 2005 levels going forward.
      Production depreciation and software amortization expense. Production depreciation and amortization expense was $5.3 million in fiscal 2005, a decrease of $1.8 million, or 25.4%, from $7.1 million in fiscal 2004. During fiscal 2003, the value of computer equipment and software was revalued upon the sale of our business. The new software valuations were depreciated over two years. As a result, the software was fully depreciated during fiscal 2005, which resulted in only a partial year of depreciation expense.
      Selling, general and administrative expenses. Operating expenses were $20.0 million in fiscal 2005 compared to $18.3 million in fiscal 2004, an increase of $1.7 million, or 9.3%. Labor and related expenses were $9.8 million in fiscal 2005 and $9.5 million in fiscal 2004, an increase of $0.3 million, or 3.16%. In fiscal 2005, we changed our vacation policy such that all vacation was required to be used by employees by the end of each fiscal year. As a result of the change in policy, the related vacation accrual was significantly reduced as of March 27, 2005. The revision of the vacation accrual reduced labor expenses by approximately $0.8 million in fiscal 2005. All other operating expenses grew in line with our revenue growth.
      Amortization of intangibles. Amortization expense for fiscal 2005 was $9.4 million, which was an increase of $1.9 million, or 25.3%, compared to $7.5 million in fiscal 2004. There were three reasons for the growth in amortization expense. The first was that we recorded $18.0 million of intangible assets related to the acquisitions made in fiscal 2004, and therefore fiscal 2005 was the first year that we recorded a full year of amortization expense. Second, we had amortization expense related to the $4.9 million in intangibles that we recorded related to our fiscal 2005 acquisitions. Third, our intangible assets were revalued from predecessors to successor as a result of the acquisition of our business by CVC on January 7, 2005, with the net effect being an increase in intangible assets of approximately $42.0 million.
      Net interest expense. Net interest expense for fiscal 2005 was $12.0 million compared to $5.1 million in fiscal 2004. The recapitalization consummated in fiscal 2004 raised borrowings under our existing senior credit facility from approximately $86.0 million to $150.0 million and there was a corresponding increase in interest expense. The sale of our business to CVC in fiscal 2005 and the addition of $55.0 million in subordinated and mezzanine debt to our capital structure added approximately $1.3 million to interest expense in fiscal 2005. Also as part of the recapitalization transactions completed in June 2004 and February 2005, we wrote-off deferred financing costs of approximately $1.2 million and $1.4 million, respectively.

      Net income. Due to the factors set forth above, we reported net income of $1.2 million in fiscal 2005, a decrease of $0.6 million, or (33.3%), from $1.8 million in fiscal 2004.
Liquidity and Capital Resources
      Historically, our primary source of liquidity has been cash flow from operations. We also have the ability to incur indebtedness under our senior secured revolving credit facility.
      Cash. At the end of fiscal 2006, our cash on hand was $16.4 million, as compared to $4.1 million and $2.5 million at the end of fiscal 2005 and 2004, respectively. The fiscal year ended March 30, 2003 and the Pre-Predecessor period from April 1, 2002 to June 27, 2002 are not included.
      The following table summarizes our net (decrease)/increase in cash and cash equivalents:

	Fiscal

	2004	2005	2006

Net cash provided by operating activities	$11,556	$20,182	$22,069
Net cash used in investing activities	(23,027)	(263,795)	(36,821)
Net cash provided by financing activities	7,300	246,461	27,079

Net (decrease)/ increase in cash & cash equivalents	$(4,171)	$2,848	$12,327

      Our net cash provided by operating activities in fiscal 2006 increased by $1.9 million compared to fiscal 2005, primarily due to our increased operating results generated by growth in our existing publications and our acquisitions in fiscal 2005 and fiscal 2006. Our change in operating assets and liabilities was a source of $2.2 million in cash for fiscal 2006 versus a source of $1.2 million in cash in fiscal 2005. As of March 26, 2006, our net debt was $237.4 million, consisting of $175.0 million in senior notes, $50.0 million in senior term loan and $28.8 million in senior subordinated debt, less $16.4 million in cash on hand.
      In fiscal 2006, net cash used by investing activities was $36.8 million, consisting of $5.1 million for the purchase of property, equipment and software and $31.7 million for acquisitions consummated during fiscal 2006. In fiscal 2005, net cash used by investing activities was $263.8 million, consisting of $6.1 million for the purchase of property, equipment and software, $14.4 million for the add-on acquisitions made during fiscal 2005 and the remainder related to CVC’s acquisition of the business in January 2005. In fiscal 2004, net cash used in investing activities was $23.0 million, consisting primarily of $4.8 million for the purchase of property, equipment and software and $18.2 million for acquisitions consummated during fiscal 2004.
      In fiscal 2006, the net cash provided by financing activities was $27.1 million. During March 2005, we borrowed $7.0 million under our revolving credit facility to fund the acquisition of the assets of LWP. Additionally, in May 2005, we executed an amendment to our loan agreement for an additional term loan facility of $30.0 million to fund the Wiesner acquisition and to use for general corporate purposes. On November 30, 2005, we refinanced our existing capital structure through an offering of $175.0 million of senior notes and a senior credit term loan facility of $50.0 million. The senior notes were sold at a discount of $2.3 million. The proceeds from the Refinancing were used to repay the outstanding term loan balances of $168.8 million, a $10.0 million revolver, retire $30.0 million of senior subordinated debt and fund $9.0 million of debt issuance costs. The remaining proceeds contributed to our working capital balance.
      In fiscal 2005, the net cash provided by financing activities was $246.5 million which was principally due to our recapitalization in June 2004 and the sale of our business to CVC in January 2005. As part of the recapitalization, we entered into a $150.0 million amended senior term loan facility, using the proceeds to repay our existing term loans of approximately $84.2 million and issuing a dividend on June 24, 2004 to our shareholders of $61.6 million. In order to finance the acquisition by CVC, we entered into a senior term loan facility of $148.7 million, $147.4 million of which was used to repay the outstanding balances on our predecessor’s term loans. We also issued $55.0 million of senior subordinated notes and CVC and certain members of our management contributed $194.4 million in equity on January 7, 2005. We paid a total of $11.5 million in debt issuance costs and prepayment penalties in fiscal 2005 related to these transactions. We also borrowed $7.0 million on March 1, 2005 under our revolving credit facility to fund the acquisition of the assets of LWP in March 2005.
      In fiscal 2004, the net cash provided by financing activities was $7.3 million. We increased our term loan facility by $12.3 million and borrowed $5.0 million under our revolving credit facility to fund $18.2 million of acquisitions during fiscal 2004. We also repaid $9.5 million of principal on our term loan facilities, including $6.1 million related to the excess cash flow provision under our term loan facilities, calculated for fiscal 2003.
      Capital expenditures. In fiscal 2006, we had cash capital expenditures of $5.1 million comprised mainly of $2.4 million for software development, $0.8 million for computer hardware, $0.7 million for machinery and equipment and $0.7 million for distribution racks and $0.5 million for furniture and other assets.
      For fiscal 2005, cash capital expenditures were $6.1 million. The principal items were $1.3 million for the expansion of our physical plant to accommodate growth in our bindery operations, $0.9 million for new bindery equipment, $1.5 million for development of the Apartment Finder production system, the distribution management system and the website, and $0.6 million for distribution racks and fixtures.
      In fiscal 2004, cash capital expenditures were $4.8 million. The principal items were $0.6 million for bindery equipment, $0.6 million for internet website development and $1.7 million for software development related to new systems.
      In fiscal 2007, we expect cash capital expenditures to be $6.6 million, which will principally consist of $4.7 million for a new printing press, $1.0 million for software development, $0.5 million for distribution racks and the remainder for computers, machinery and equipment, and furniture. We anticipate that software amortization will be $8.9 million in fiscal 2007. We signed an agreement to purchase a sixth press that will be delivered and installed in fiscal 2007.

Refinancing
      We intend to fund ongoing operations through cash generated by operations and borrowings under our new revolving credit facility.
      Our new senior secured credit facilities consist of a $50.0 million senior secured term loan facility maturing in 2012, the full amount of which was drawn at March 26, 2006, with additional borrowings available under a $35.0 million committed senior secured revolving credit facility maturing in 2010 and an additional $75.0 million in uncommitted incremental term loans.
      Borrowings under our new senior secured credit facilities bear interest, at our option, at either adjusted LIBOR plus an applicable margin or the alternate base rate plus an applicable margin. The applicable margin with respect to borrowings under our senior secured revolving credit facility is subject to adjustments based upon a leverage-based pricing grid. Our senior secured revolving credit facility requires us to meet maximum leverage ratios and minimum interest coverage ratios and will include a maximum capital expenditures limitation. In addition, the senior secured revolving credit facility contains certain restrictive covenants which, among other things, limit our ability to incur additional indebtedness, pay dividends, incur liens, prepay subordinated debt, make loans and investments, merge or consolidate, sell assets, change our business, amend the terms of our subordinated debt and engage in certain other activities customarily restricted in such agreements. It also contains certain customary events of defaults, subject to grace periods, as appropriate. See “Description of Certain Indebtedness — New Senior Secured Credit Facilities.”
      The New Notes will mature in 2013. Interest is payable semi-annually. The New Notes will be redeemable in the circumstances and at the redemption prices described under “Description of the New Notes — Optional Redemption.” The indenture governing the notes offered hereby and the senior secured term loan facility contains numerous covenants including, among other things, restrictions on our ability to incur or guarantee additional indebtedness or issue disqualified or preferred stock; pay dividends or make other equity distributions; repurchase or redeem capital stock; make investments or other restricted payments; sell assets or consolidate or merge with or into other companies; incur liens; enter into sale/leaseback transactions; create limitations on the ability of our restricted subsidiaries to make dividends or distributions to us; and engage in transactions with affiliates. See “Description of the New Notes — Certain Covenants.”
      Future principal debt payments are expected to be paid out of cash flows from operations, borrowings under our new revolving credit facility and the proceeds of future refinancing of our debt.
      Our ability to make scheduled payments of principal, or to pay the interest or additional interest, if any, on, or to refinance our indebtedness, or to fund planned capital expenditures will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive legislative, regulatory and other factors that are beyond our control. Based upon the current level of operations, we believe that cash flow from operations and available cash, together with borrowings available under our new senior secured credit facilities, will be adequate to meet our future liquidity needs throughout fiscal 2007. Our assumptions with respect to future costs may not be correct, and funds available to us from the sources discussed above may not be sufficient to enable us to service our indebtedness, including the notes, or cover any shortfall in funding for any unanticipated expenses. In addition, to the extent we make future acquisitions, we may require new sources of funding including additional debt, equity financing or some combination thereof. We may not be able to secure additional sources of funding on favorable terms or at all.
Critical Accounting Policies and Estimates
      Our discussion and analysis of our financial condition and results of operations is based upon financial statements that have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent liabilities. On an ongoing basis, we evaluate our estimates, including those related to allowance for bad debts, the recoverability of long-term assets such as intangible assets, depreciation and amortization periods, income taxes, commitments and contingencies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the following critical accounting policies affect our more significant judgments and estimates used in the preparation of the financial statements.

Principles of Consolidation and Fiscal Year End
      We and our consolidated entities report on a 52-53 week accounting year. The consolidated financial statements included elsewhere in this prospectus include our financial statements and our wholly-owned subsidiaries for the year ended March 28, 2004, for the period from March 29, 2004 to January 6, 2005, for the period from January 7, 2005 through March 27, 2005 and for the year ended March 26, 2006. Predecessor financials for the year are also included for comparative purposes. All significant intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition
      Our principal revenue earning activity is related to the sale of online and print advertising by both independent distributors as well as direct sales to customers through the distribution territories managed by us. These revenue arrangements are typically sold as a bundled product to customers and include a print advertisement in a publication as well as an online advertisement. We bill the customer a single negotiated price for both elements. In accordance with Emerging Issues Task Force (“EITF”) 00-21, Accounting for Revenue Arrangements with Multiple Deliverables, we separate our deliverables into units of accounting and allocate consideration to each unit based on relative fair values. We recognize revenue for each unit of accounting in accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition. Subscriptions are recorded as deferred revenue when received and recognized as revenue over the term of the subscription.

Print
      Print revenues are derived from sale of advertising pages in our publications. We sell a bundled product to our customers that includes print advertisement as well as a standard online advertisement. The customer can also purchase premium placement advertising pages such as front cover and back cover. Revenue for print advertisement sales, including the premium placement advertising pages, is recognized when the publications are delivered and available for consumer access.

Online
      Online revenues are derived from the sale of advertising on our various websites. We sell a bundled product to our customers that includes a print advertisement in our publications as well as a standard online advertisement. The customer is permitted to purchase premium online advertisements whereby it can include additional data items such as floor plans, multiple photos and neighborhood information, and also secure premium placement in search results. Revenue for online sales, including the premium online advertisements, is recognized ratably over the period the online advertisements are maintained on the website.

Unearned Revenue
      Our billings may occur one to four days prior to the shipment of the related publication and final upload of online advertising. At both interim and fiscal year end, we record unearned revenue to properly account for the timing differences and properly match revenue recognition to the proper period. We receive cash deposits from customers for certain publications prior to printing and upload of online advertising. These deposits are recorded as a liability and reflected accordingly in the consolidated financial statements.

Trade Accounts Receivable
      Accounts receivable consist primarily of amounts due from advertisers in our operated markets and independent distributors.
      We grant credit without collateral to many of our customers. Substantially all trade accounts receivable are comprised of accounts related to advertising displayed in various real estate publications. Management believes credit risk with respect to those receivables is limited due to the large number of customers and their dispersion across geographic areas, as well as the distribution of those receivables among our various publication products.
      We use the allowance method of reserving for accounts receivable estimated to be uncollectible. The allowance is calculated by applying a risk factor to each aging category.

Goodwill
      We have recorded goodwill for the excess of cost of GMH’s acquisition of NCI and other businesses over the amounts assigned to assets acquired and liabilities assumed. In accordance with Statement of Financial Accounting Standard (“SFAS”) No. 142, Goodwill and Other Intangible Assets, we test goodwill for impairment at the end of the fiscal year, and will test for impairment between annual tests if an event occurs or circumstances change that would indicate the carrying amount may be impaired. Impairment testing for goodwill is performed at a reporting unit level.
      An impairment loss would generally be recognized when the carrying amount of the reporting unit’s net assets exceeds the estimated fair value of the reporting unit. The estimated fair value of a reporting unit is determined using various valuation techniques. We have not recognized any impairment of goodwill in the periods presented.

Impairment of Long Lived Assets
      We assess the recoverability of long-lived assets in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, whenever adverse events or changes in circumstances indicate that impairment may have occurred. If the future, undiscounted cash flows expected to result from the use of the related assets are less than the carrying value of such assets, an impairment has been incurred and a loss is recognized to reduce the carrying value of the long-lived assets to fair value, which is determined by discounting estimated future cash flows.
      We have not recognized an impairment loss in the periods presented.

Intangible Assets
      Intangible assets consist of the values assigned to a consumer database, independent distributor agreements (“IDA”), advertising lists, trade names, trademarks, and other intangible assets. Amortization of intangible assets is provided utilizing the straight-line method over the estimated useful lives.
Claims and Legal Proceedings
      In the normal course of business, we are a party to various claims and legal proceedings. We record a reserve for these matters when an adverse outcome is probable and we can reasonably estimate our potential liability. Although the ultimate outcome of these matters is currently not determinable, we do not believe that the resolution of these matters in a manner adverse to our interest will have a material effect upon our financial condition, results of operations or cash flows for an interim or annual period.
Contractual Obligations
      The following table summarizes our financial commitments as of March 26, 2006:

	Payments Due by Period

		Less Than	1 to	3 to	More Than
	Total	1 Year	3 Years	5 Years	5 Years

	(Dollars in thousands)
Long-term debt:
Variable rate bank debt	$50,000	$500	$1,000	$1,000	$47,500
Fixed rate Subordinated Note	28,841	—	—	—	28,841
Fixed rate Senior Notes	175,000	—	—	—	175,000
Future interest payments(1)	206,752	26,163	53,594	55,624	71,371
Capital lease obligations	1,252	676	514	53	9
Operating lease obligations	12,885	3,678	4,958	2,929	1,320

Total contractual obligations	$474,730	$31,017	$60,066	$59,606	$324,041

(1)	This line item is comprised of fixed and variable interest rates on the debt balances as of March 26, 2006. For the variable rate portion, the company has assumed that the effective interest rate as of March 26, 2006 will remain consistent over the remaining life of the variable rate bank debt.
      There have been no material changes to our contractual obligations in the first quarter of fiscal 2007.
Recent Accounting Pronouncements
      In November 2004, the FASB issued Statement No. 151, Inventory Costs, which is an amendment of Accounting Research Bulletin (“ARB”) No. 43, Chapter 4. SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. This standard is effective for inventory costs incurred for fiscal years beginning after June 15, 2005. The adoption of this standard will not have a material impact on the Company’s consolidated financial statements.
      On June 1, 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. The Statement applies to all voluntary changes in accounting principles. We will adopt FAS 154 at March 27, 2006 and do not anticipate any material change to our operating results as a result of the adoption.

Quantitative and Qualitative Disclosures About Market Risk
      The principal market risk (i.e. the risk of loss arising from adverse changes in market rates and prices) to which we are exposed is fluctuation in interest rates on debt. We had no material foreign currency option contracts or any market risk contracts solely for trading purposes at March 26, 2006.
      The following risk management discussion and the estimated amounts generated from analytical techniques are forward-looking statements of market risk assuming certain market conditions occur. Actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

Interest Rates
      Currently, we hedge exposure on 100% of our variable rate debt from interest rate fluctuations through the use of an interest rate cap. We expect to continue to hedge a portion of our variable rate debt in the future.
      The following table estimates the increase (or decrease) to cash flow from operations if interest rates were to fluctuate by 100 or 50 basis points, or BPS (where 100 basis points represents one percentage point), for a twelve-month period. The analysis is based on our variable rate debt, as of March 26, 2006, which consists of $50.0 million in term loans and a $35.0 million revolver. For purposes of this analysis, we have assumed that the revolver is fully drawn and we have not hedged any interest rate risk. The Senior Notes offered hereby and our existing senior subordinated notes have a fixed rate and, therefore, have been excluded from this analysis.

	Interest Rate		Interest Rate
	Decrease		Increase

	100 BPS	50 BPS	50 BPS	100 BPS

(Dollars in thousands)
Senior secured credit facilities	$850	$425	$(425)	$(850)

Inflation
      Inflation had no material impact on our operations during fiscal 2005 and 2004. In fiscal 2006, we have experienced increases in the cost of paper and fuel. In fiscal 2006, we absorbed an increase of almost 20% in our paper pricing, which equated to an increase of over $2.2 million in our annual paper expense. The increase in fuel prices impacts the amount we spend to run our fleet of trucks, the pricing from outside freight companies that we use and the amounts that we pay independent contractors in local markets to distribute our publications. During fiscal 2006 we spent $0.8 million, $1.6 million and $4.0 million, respectively, on these functions. An increase of 10% in these costs due to higher fuel prices would result in an additional $0.6 million in annual operating costs.
Off-Balance Sheet Arrangements
      We do not have any off-balance sheet arrangements.

BUSINESS
Overview
      We are one of the largest and most diversified publishers of information for the local real estate market in North America. Through our extensive proprietary network of online and print distribution points, we provide critical local information to consumers involved in buying, leasing and renovating a home. Our reader base selects our print and online publications almost exclusively for the extensive advertisements, and, as a result, we are able to provide high quality leads at an effective cost to our advertisers, which are comprised of agents, property management companies, new home builders and home renovation products and service providers. In fiscal 2006, we believe that we generated over ten million leads for our advertisers. Approximately 70% of our revenue was generated by advertisers under contract and over 75% of our advertisers under contract renew on an annual basis. For the fiscal year ended March 26, 2006, we generated revenue of $177.0 million and a net loss of $11.0 million.
      Our business transitioned from a family owned and operated company to private equity ownership in June 2002 when it was acquired by Abry Partners, a Boston based private equity firm. Since that time, we continued to invest in TREB; however we also focused on building our other brands as well as acquiring new brands. Our Apartment Finder brand revenue grew from approximately $17.9 million to $43.2 million from fiscal 2003 to fiscal 2006 driven by growth in our existing books, the opening of new markets and select acquisitions. We also expanded our product portfolio during this time by entering the home design and home improvement market segments via several acquisitions. These new brand categories contributed $15.5 million of revenue in fiscal 2006. As a result, despite consistent growth, TREB as a percentage of the Company’s total revenue declined from 61% in fiscal 2003 to 52% in fiscal 2006.
      On the cost side, our largest two expense categories have remained employee compensation and production of our publications. We have been able to manage our compensation costs in line with annual inflation. The key metric that we use to measure the production costs of our publications is cost per page. From fiscal 2003 to fiscal 2006 our total cost per page produced declined by approximately 2.7% despite the fact that the paper component of the cost per page increased due to rising paper prices. We were able to achieve this because of improved efficiency in our manufacturing operations resulting from the operating leverage realized by owning our own production facility.
      Our overall distribution strategy for our publications has remained consistent. We have increased our focus on ensuring that distribution locations are located in areas that maximize exposure of our publications to qualified prospects. We have increased the online distribution of our content via partnerships with other online sites and additional spend on search engines.
      We were acquired by CVC on January 7, 2005. CVC is a private equity fund managed by Citigroup Venture Capital Ltd., one of the industry’s oldest private equity firms.
      Our property, equipment, software and intangible assets were revalued in conjunction with this transaction. Our fiscal 2006 loss was primarily attributable to the increase in interest expense and depreciation and amortization expense associated with our acquisition by CVC.
      We operate in over 650 targeted markets which may overlap geographically across the U.S. and Canada, and have a monthly print and online reach of over 13 million potential consumers seeking to buy, rent or renovate their homes. The predominant content in our publications is advertisements, and our two largest publications are 100% advertisement based. In the resale home market, our flagship brand, TREB, is the largest real estate advertising publication in North America. In the leasing market, we provide residential and commercial leasing listings, primarily through Apartment Finder and Black’s Guide. In the home improvement market, we are the largest publisher of local and regional design magazines for the luxury market, including Kansas City Homes & Gardens, Atlanta Homes & Lifestyles, Colorado Homes & Lifestyles and Mountain Living. We believe that our focus on the three largest and most diversified areas of the housing market insulates us from a downturn in any specific area.

      We believe that our proprietary online and print distribution strategy gives us an advantage in reaching consumers at critical points in the purchase process. We distribute our printed publications through an extensive rack distribution network, comprised of more than 320,000 high traffic locations in areas frequented by our target consumers. In addition, we maintain more than 30,000 uniquely shaped proprietary sidewalk distribution boxes. For those products targeting affluent consumers and businesses, we utilize sophisticated database management and customer acquisition tools in order to develop highly targeted direct mail distribution. We also distribute all of our content — including our database of more than 1.8 million homes and apartments — online to our advertisers. We maintain a proprietary online network (LivingChoices.com) which has over one million unique visitors each month. In addition, we distribute our content to more than ten online distribution partners, including RealEstate.com, BobVila.com and Lycos.com, with a monthly reach of over 47 million online users. We believe our combined online and print distribution network, which is provided to advertisers at one all-inclusive cost, drives exceptional results for our advertisers.
      We have two distinct marketing channels through which we generate revenue, the ID channel and the Direct channel. In our ID channel, the independent distributor is responsible for selling the advertising, collecting listings from agents/brokers and distributing publications in a specific geographic market. In our Direct channel, we sell the advertising, collect the listings from the agents/brokers, create and print the publications and distribute the publications. In fiscal 2006, the ID channel accounted for 36% of our revenue while the Direct channel accounted for 64%.
      We are dedicated to delivering the highest quality products to our advertisers and consumers. Substantially all of our products are printed in four-color on quality paper stock. In addition, we print primarily digest-sized magazines, which are easy to use and transport during a home search. Our vertical integration strategy, which includes printing approximately 92% of our publications in-house, allows for exceptional quality control and speed to market for the multitude of products we produce. We print the remaining 8% of our publications at third party commercial printers.
      We operate a highly efficient manufacturing and shipping network. At our corporate headquarters and production facility in Lawrenceville, GA, a suburb of Atlanta, we own and operate five Zirkon presses that are optimized to produce our digest-sized four-color publications. In fiscal 2006 we processed more than 364,000 digital images, created more than 439,000 advertising pages and produced more than ten billion printed pages. Through our fleet of nine trucks, we delivered more than 130 million books to over 650 targeted markets which may overlap geographically across the U.S. and Canada. The benefits of our vertical integration strategy include lower cost of production, higher quality control and faster time to market than our competitors. As of March 26, 2006, we had 1,009 employees, approximately 535 of which were located at our corporate headquarters.
Competitive Strengths
      We believe we are distinguished by the following competitive strengths:
      Growing Revenue Base. We have experienced strong and recurring revenue growth over the past three years. Year-over-year revenue growth for fiscal 2003 to fiscal 2004, fiscal 2004 to fiscal 2005 and fiscal 2005 to fiscal 2006 was 16.8%, 17.3% and 27.0%, respectively. The majority of this growth has been organic, as revenue from our existing publications has grown 11.8%, 13.5% and 14.8%, respectively, during these same periods. The remainder of our revenue growth was generated by various strategic acquisitions.
      Highly Predictable and Diversified Revenue. Our revenues are highly diversified across our product offerings, geographic footprint and broad customer base. Over the last five years, we have reduced our reliance on TREB and substantially increased the contribution to our revenue by Apartment Finder, Unique Homes, Mature Living Choices and New Home Finder. In addition, we have successfully introduced new products and brands such as Black’s Guide, Kansas City Homes & Gardens, Atlanta Homes & Lifestyles and Colorado Homes & Lifestyles during that time. Our broad geographic coverage is spread across North America in over 650 markets and no single market accounted for more than 2.2% of our fiscal 2006 revenue. Our business is almost exclusively locally driven, thereby eliminating the risk of customer concentration and economic downturns in any particular market. In our Direct channel, we have approximately 20,000 advertisers that we directly invoice in each publishing period and no single advertiser represented more than 0.4% of our fiscal 2006 revenue. In our ID channel, we have over 25,000 advertisers that our independent distributors invoice in each publishing period and no single independent distributor represented more than 1.3% of our fiscal 2006 revenue. Our publications have proven to be a consistent, highly effective advertising and marketing media for local residential real estate professionals for many years. Approximately 70% of our revenue was generated by advertisers under contract. These contracts have a renewal rate of over 75%. As a result, our 700 market representatives have developed longstanding relationships with our advertisers.
      Established Infrastructure and Significant Economies of Scale. Through organic growth and strategic acquisitions we have established significant economies of scale in our proprietary distribution network and proprietary database of local residential real estate listings, which have become significant competitive strengths that may deter competitors in our markets. We distribute more than ten million real estate magazines each month in over 650 markets through our proprietary network of over 320,000 strategically placed, high-traffic distribution points in North America. We believe that the replication of our distribution network would be cost-prohibitive and would take many years to complete. We also maintain a proprietary database of 1.8 million residential real estate listings and photographs. We believe that our database would not only be cost-prohibitive and time-consuming to replicate initially, but also that establishing an infrastructure for daily maintenance would be extremely challenging.
      Portfolio of Strong, Established Brands. According to Advertising Age, TREB is the number-one free publication in terms of circulation in North America and has the sixth largest circulation in the world. Apartment Finder is the premier digest-size, full-color local rental community publication in North America. In addition to the over 20-year-old brand strength of both TREB and Apartment Finder, our strategy of saturating our markets with over eight million TREB magazines and over 1.4 million Apartment Finder magazines each month has created strong brand recognition.
      Strong Free Cash Flows and Significant Operating Leverage. We generate strong free cash flows and require minimal operating capital investment in order to maintain and significantly increase our revenue and EBITDA. The predictability and stability of this cash flow has allowed us to continuously pay down our indebtedness and de-lever significantly over the years. We have exhibited significant operating leverage as demonstrated by our strong growth in EBITDA over the past five years.
      History of Successfully Integrated Acquisitions. Since fiscal 2002, we have made 16 acquisitions of 43 publications. The successful integration of these acquisitions into our business has been driven, in part, by our ability to recognize synergies and reduce duplicative costs.
      Experienced Management Team. We have an experienced management team that has demonstrated their ability to improve our competitive position by successfully executing our business strategy and building a leading market position. Our senior management has an average of 15 years of industry experience.
Business Strategy
      Increase advertising volume in each local market through enhanced print and online products and services. We have increased our average number of advertising pages per publication for our TREB, Apartment Finder, New Home Finder and Mature Living Choices brands from 53 in fiscal 2003 to 81 in fiscal 2006. The key driver of growth in our existing business is increasing the number of advertiser pages per book while simultaneously increasing the average revenue per advertiser page by consistently enhancing the value and offerings we deliver to the advertiser. We believe that our products offer a compelling ROI to our advertisers. We continuously seek to further enhance the ROI to our advertisers through continued investments in our distribution network and by further strengthening the branding of our products. In addition, we are making incremental investments in information technology to better track lead generation and enhance our customer sales and service.

      Expand through targeted product launches in North American markets. We have successfully implemented a strategic framework for product growth that aims to maximize revenue and cash flow generation. We believe that there are significant opportunities to expand into new geographic markets through our ID and Direct channels. Historically, the ID channel has been the primary growth channel for TREB, while our Direct channel is the preferred strategy for new market opportunities which require significant capital investment. During fiscal 2004 to fiscal 2006, we launched publications in 92 new markets through our ID and Direct channels. In fiscal 2006, we entered into 32 new markets through our ID and Direct channels.
      Continue to provide integrated print and online products to capture increased online activity. Our website, LivingChoices.com, complements the strength of our print publications by providing broad distribution of our database of real estate listings to the millions of consumers searching for homes online. With over ten million unique visitors viewing 500 million listings annually, LivingChoices.com is a highly trafficked online destination for consumers searching for homes and apartments. In addition, we distribute our content to a broad range of websites, including RealEstate.com, BobVila.com and Lycos.com. We aim to continuously expand and develop our web presence to further enhance the strength of our brands and to further improve the ROI for our advertiser base.
      Continue to selectively pursue strategic acquisitions. Our disciplined acquisition strategy is predominantly focused on sourcing and identifying potential acquisition targets in local markets where we are already present. This strategy allows us to build on our economies of scale. We plan to continue to selectively pursue acquisitions in the future in accordance with this strategy.
Industry Overview
      We participate predominantly in the local advertising industry. In 2004, U.S. businesses spent more than $95.8 billion in local advertising outlets to market products and services. Spending on local advertising is divided between display advertising in newspapers, radio, TV, and classified advertising in newspapers, yellow pages and classified-only publications. Classified advertising has traditionally been the most stable and profitable segment of the local advertising industry, and our business operates exclusively in the classified advertising segment.
      Classified-only publications were initially developed in the early 1950s by entrepreneurs who had identified a need for a low-cost advertising medium to help sell used vehicles and household goods. In the 1960s, entrepreneurs began launching free distribution real estate magazines with photographs of homes for sale, and free apartment guides soon followed. In the 1970s, due to the growing popularity of photo advertising, guides were launched in rapidly increasing numbers creating a lucrative, low capital, high growth industry in which revenues are generated through advertising and/or circulation.
      In the past five years, consumers have been increasingly turning to the internet to search for products and services traditionally served by print classifieds. A number of internet-only companies have developed to satisfy this consumer interest.
      The majority of products sold through classified advertising, such as real estate, are sold locally. A potential seller will, therefore, typically focus on a local or regional customer base and select one or two of the following media in which to advertise: classified-only publications; traditional newspapers; local television and radio; websites; or internet-only applications. The majority of local sellers choose newspapers and classified publications. Increasingly, they are experimenting with internet-only applications.

Classified Advertising Publications Versus Newspapers
      In response to the growth of classified-only publications, newspapers have produced free publications over the past decade to defend their classified base, but their infrastructure has not always been conducive to profitability.
      Classified-only publications are a cost-effective and efficient method of marketing specific products and services to targeted audiences in local or regional markets. By concentrating on large volumes of advertisements, and eschewing fixed editorial costs, targeted publishers have been able to produce at a lower per-page cost than traditional newspapers. Most important, targeted publications are used by people who are actively seeking highly specific information. Consequently, classified-only publications generally allow a greater amount of information to be distributed to a targeted audience on a cost-effective basis. Moreover, readers of classified-only publications typically are actively seeking to make a purchase and have often already decided to purchase the product being advertised. As a result, potential sellers have an incentive to advertise in these classified-only publications. This dynamic creates brand recognition, which in turn makes classified-only publications an attractive medium to potential buyers and sellers as a source of information about the classified product category.
      Furthermore, industry experience suggests that classified advertisement publications are typically in demand both in prosperous economic periods, when consumers seek to sell used items and upgrade to newer items, and in economic downturns, when consumers seek less expensive alternatives to fulfill their needs.

Industry Dynamics
      The real estate industry, including the market for existing homes, continues to show robust, long-term growth, supported by rising home ownership and strong population growth. In addition, the emergence of flexible home financing options has made home ownership more attainable to a broader range of potential buyers. The characteristics of the areas of the real estate market that we serve ((i) the resale and new sales area, (ii) the rental and leasing area and (iii) the remodeling and home improvement area) provide a unique opportunity for a targeted national network of local print and online guides such as ours. The vast majority of homes for sale are handled through real estate agents who receive a fee upon the completion of the transaction. These agents’ largest expenditures are on advertising and marketing in an attempt to reach the highest number of quality leads for their current listings, as well as to generate new listings. The key drivers of these agents’ advertising and marketing expenditures are the number of transactions per year, rather than dollar volume per transaction, providing a stable revenue base regardless of upward or downward movements of prices in each local market. Apartments for lease are managed by property management companies, who use specialty publications such as Apartment Finder to attract potential residents to their communities. These communities are most widely represented (as a percent of total Apartment Finder revenue) in North Carolina (16.7%), Georgia (11.2%), South Carolina (5.2%), Florida (7.8%), Texas (11.9%) and Alabama (6.2%). Companies providing home renovation products and services are increasingly turning to targeted local media outlets to attract new customers. Our local design magazines target active, affluent consumers, the group that spends the largest amount on home renovation and design.
      The U.S. renovation market is currently strong and expected to grow in the future. The U.S. housing stock of more than 120 million existing housing units continues to age and, as a result, homeowners are projected to spend more money than ever on remodeling projects. In 2005, the Harvard Joint Center reported that total remodeling expenditures for 2003, the latest year for which such data are available, reached a historic high of $233.0 billion.
      According to the National Association of REALTORS, in 2004 there were approximately six million sales of homes. The key drivers of advertising and marketing expenditures are the number of transactions per year, rather than dollar volume, providing a stable revenue base regardless of upward or downward movements of prices in each local market. In fact, during weaker real estate markets, listings remain on the market for longer periods, resulting in increased inventory and the need to aggressively market these listings. In addition, in times of decreased home sales, the rental market generally increases accordingly.
      Analysis of historical data from 1975 through 2003 demonstrates strong, consistent correlation between real estate transaction volumes and the level of real estate classified advertising. Historical data presented below clearly demonstrates that there is no detrimental impact on real estate advertising dollars as a result of rising interest rates. There have been five distinct periods of rising interest rates over the past 30 years and real estate advertising expenditures increased during each of these periods. In fact, during the sharpest period of interest rate increases since the depression (1977-1981), when interest rates rose from 7.6% to 14.2%, real estate advertising spend increased 21.1% on an absolute basis and 7.6% on an inflation adjusted basis. Accordingly, we believe that interest rate increases are unlikely to have a negative impact on future real estate classified advertising revenue.
      The Impact of Increasing Interest Rates on Real Estate Advertising

	1977	1981	1983	1984	1986	1988

	(Dollars in thousands)
Average Annual Interest Rate	7.6%	14.2%	11.2%	12.9%	7.3%	8.9%
Real Estate Classified Advertising	$972	$1,178	$1,506	$1,731	$2,047	$2,251
% Increase		21.1%		14.9%		10.0%
Inflation Adjusted Real Estate Advertising	$916	$986	$1,189	$1,326	$1,479	$1,533
% Increase		7.6%		11.5%		3.7%

	1993	1994	1998	1999

	(Dollars in thousands)
Average Annual Interest Rate	5.7%	7.4%	5.0%	5.8%
Real Estate Classified Advertising	$1,887	$2,293	$3,094	$3,116
% Increase		21.5%		0.7%
Inflation Adjusted Real Estate Advertising	$1,109	$1,308	$1,568	$1,533
% Increase		17.9%		(2.2)%
Source: Newspaper Association of America
      The U.S. renovation market is currently strong and expected to grow in the future. According to Harvard’s Joint Center, overall U.S. home improvement spending has grown at 5.4% CAGR from 1995-2003, outpacing the rate of inflation. A primary driver to this growth is rising home ownership rates, which is projected to increase from 69% today to over 70% by 2013. This translates into over ten million additional homeowners by 2013. Also, because the U.S. housing stock of more than 120 million housing units continues to age, housing renovation is expected to exhibit similarly robust growth. The Homeownership Alliance estimates that by 2013 the average age of an existing U.S. home will be 37 years, the oldest in history, up from 32 years at the end of 2003. A home of that age almost always needs improvement, and as a result, homeowners are projected to spend more money than ever on remodeling projects. In 2005, the Harvard Joint Center reported that total remodeling expenditures for 2003, the latest year for which such data were available, reached a historic high of $233.0 billion.

Real Estate Demographics
      We believe that transaction volume and, therefore, real estate advertising revenue, are driven by several demographic factors, including the rate of household formation and the age profile of the population. While the level of household formation is expected to remain stable, we believe that the aging profile of the U.S. population is a significant positive factor in the expected continuation of strong real estate transaction volumes.
      According to the 2000 U.S. census data, home ownership rates among the population increase dramatically with age. While home ownership among people aged 35 to 44 years was 66.2% (the then national average), home ownership among people aged 45 to 54 increased to 74.9%, and increased further to 79.8% among those aged 55 to 64. Over the decade ending 2010, a significant percentage of the

U.S. population is expected to transition to the 45 to 64 age group. We expect that these demographic trends will continue to increase underlying transaction volume, resulting in our continued revenue growth.

	Home Ownership by Age

	Overall	15-24	25-34	35-44	45-54	55-64	65+

2000	66.2%	17.9%	45.6%	66.2%	74.9%	79.8%	78.1%
1990	64.2%	17.1%	45.3%	66.2%	75.3%	79.7%	75.2%
1980	64.4%	22.1%	51.6%	71.2%	77.0%	77.6%	70.1%
Source: Decennial censuses 1980, 1990, and 2000
      We also believe that we benefit from our strong presence (as a percentage of total TREB revenue) in North Carolina (8%), Georgia (12.7%), South Carolina (4.2%), Florida (9.2%), Texas (6.9%) and California (6.7%), which witnessed significantly higher than average levels of household formation. Between 1980 and 2000, household formation growth in California, Florida, Georgia, North Carolina, South Carolina and Texas was approximately 50% greater than the national average. We believe that this trend is unlikely to reverse in the near term and should continue to support higher than average real estate transaction volume in these key markets.

	Number of Households

	1980	2000	Growth

California	8,629,866	11,502,870	33.3%
Florida	3,744,254	6,337,929	69.3%
Georgia	1,871,652	3,006,369	60.6%
North Carolina	2,043,291	3,132,013	53.3%
South Carolina	1,029,981	1,533,854	48.9%
Texas	4,929,267	7,393,354	50.0%

Total Group	22,248,311	32,906,389	47.9%
United States	80,389,673	105,480,101	31.2%
Source: U.S. Census
      We also expect residential real estate professionals to continue to spend billions of dollars annually on a number of advertising media, including newspaper classified sections, classified-only publications, television, out-of-home, direct mail, alternative local publications, online and in-store. In fact, real estate professionals are the third largest (behind automotive and recruitment advertisers) purchasers of newspaper classified advertising, accounting for approximately 25% of $16.6 billion in newspaper classified advertising in the U.S. annually. It is incumbent on these competitive, marketing-savvy professionals to aggressively market their listings and firms due to the highly competitive commodity-like nature of residential real estate sales.
      Finally, the critical nature of our data in the housing selection process further contributes to the stability and growth of our revenue. Purchasing or renting a home is a complicated and stressful life decision, and generally the largest single investment that the average person makes in his or her lifetime. As a result, the continued demand for information and the sources of this information (of which our publications play a critical role) is very high.
Our Markets and Publications
      We offer a wide range of publications targeted towards the following areas of the real estate market for both the luxury and mass consumers:

•	in the resale and new sales area, we offer, among other publications, TREB and New Home Finder;

•	in the rental and leasing area, which includes the residential, corporate, commercial real estate markets, we offer, among other publications, Apartment Finder and Black’s Guide; and

•	in the remodeling and home improvement area, we offer, among other publications, Atlanta Homes & Lifestyles, Colorado Homes & Lifestyles and Mountain Living, which are local home remodeling magazines for affluent homeowners.
      In the resale and new sales area, we focus on home buyers, real estate agents and new home developers; in the rental and leasing area, we target renters, property managers and property owners; and in the remodeling and home improvement area, we focus on home owners and providers of products and services intended to improve the value and quality of a home.
      The table below summarizes our main product portfolio:

	NCI’s Publications — Fiscal 2006

	Publishing
	Cycles Per	Circulation	Number of
Publication	Year	Per Cycle	Markets

The Real Estate Book	13	8,300,000	462
Apartment Finder	4/6	1,400,000	96
Unique Homes	6	115,000	1
Black’s Guide	2/4	35,000	16
New Home Finder	4/6	240,000	10
Mature Living Choices	4	350,000	29
Home & Design Publications	6-12	348,000	14
Enclave	4	180,000	6
Custom Publishing/Other	n/a	6,890,000	28
Resale and New Sales Area
      The resale and new sales real estate area is a broad and general category of real estate transactions within which our advertisers target niche consumers, investors or commercial entities with their real estate listings. Our main publications in this area are TREB, New Home Finder, Unique Homes and Enclave. In fiscal 2006, the revenue generated from our publications in the resale and new sales area was $110.0 million or 62.1% of our total consolidated revenue in fiscal 2006.

The Real Estate Book
      The flagship brand for us for over 20 years, TREB is a market leader by volume and popularity among local real estate advertising publications in the United States. We believe that TREB, with a circulation of over eight million copies per issue, is the only free-to-the-public real estate publication whose circulation is independently audited and verified through BPA Worldwide, thus assuring value to the local advertiser. BPA Worldwide is a global industry resource that provides independent circulation audits for various media outlets, including magazines. TREB is a leading free publication by circulation in North America and has the sixth largest circulation in the world, according to Advertising Age.
      TREB, by delivering “must-have” information to consumers with respect to the home-buying process (such as a wide selection, clear photographs, well-written copy and agent/broker information), ensures an audience of interested and qualified buyers. TREB’s distribution covers almost 70% of the population in the U.S., including almost every major metropolitan area. TREB has a geographically diverse revenue base. While Georgia, its home state, accounts for 12.7% of TREB’s 2006 revenue (resulting from our significant Direct channel operations in Georgia), the next largest state accounted for approximately 9.2% of our 2006 revenue. Such diversity is very important, as real estate market conditions tend to vary from market to market at various points in time.
      TREB also offers a comprehensive and user-friendly real estate website at TheRealEstateBook.com. Additionally, TREB is a major supplier of real estate listings to real estate sites such as LendingTree.com, Lycos.com and others. TREB is published every four weeks, or 13 times per year, in each of its markets.

New Home Finder
      Published four or six times per year, New Home Finder, is a housing guide for new construction. These comprehensive guides provide help in organizing and simplifying the new home search for homebuyers and offer new home marketers distinctive full-color advertising reach. New Home Finder is distributed free-of-charge and available in Charlotte, Raleigh, Dallas/ Ft.Worth, Denver, Greenville/ Spartanburg, Indianapolis and Orlando. New Home Finder’s website is located at NewHomeFinder.net.

Unique Homes
      We acquired Unique Homes in December 1998. For over 30 years, Unique Homes has featured luxurious real estate throughout the world. European castles, oceanfront contemporaries, world-class resort properties and luxurious hideaways are showcased in full-color pages in each issue. Unique Homes is a subscription- and newsstand-based publication. Unique Homes, which is audited by the Audit Bureau of Circulations, currently has over 17,000 paid subscribers and can also be purchased on the newsstand and in bookstores such as Barnes and Noble and Borders. Two-year subscriptions (12 issues) are currently priced at $46.97 and one-year subscriptions (6 issues) are currently priced at $24.97. Unique Homes is available on the Web at UniqueHomes.com.

Enclave
      A locally-oriented spin-off of Unique Homes, this publication is published quarterly and distributed in select U.S. markets via direct mail. Enclave provides targeted local exposure for luxury properties.

Rental and Leasing Area
      In the real estate rental and leasing area, we offer Apartment Finder, Mature Living Choices, and Black’s Guide, in which our advertisers target rental and leasing consumers and commercial entities. In fiscal 2006, the revenue generated from the rental and leasing area was $51.6 million or 29.2% of our total consolidated revenue in fiscal 2006.

Apartment Finder
      BPA Worldwide-audited Apartment Finder is the premier digest-size, full-color local rental community publication in North America. Apartment Finder is distributed in 96 markets with a circulation of approximately 4.2 million per quarter. Quality apartment homes, including locator maps and directions, are showcased in Apartment Finder in full color. Apartment Finder features long-term, short-term and corporate housing communities. Apartment Finder’s advertiser base is comprised primarily of property management companies. One of our key objectives has been to expand Apartment Finder into many primary major metropolitan markets, such as Denver, Orlando and Dallas by opening new books or acquiring existing publications. We have demonstrated the ability to successfully expand into these larger, more competitive apartment markets with our differentiated product format and quality, our extensive proprietary distribution strategy and our ability to offer our superior product at lower price points than our competitors. We anticipate opening two to three new markets per year. The investment in a new market to achieve profitability ranges between $250,000 and $500,000, depending on market size and competitive landscape. Apartment Finder is on the internet at ApartmentFinder.com.

Black’s Guide
      Founded in 1978, Black’s Guide is a leading business-to-business commercial real estate print directory and website and the only comprehensive national print and online resource of its kind in the U.S., with 40 separate editions serving 16 U.S. real estate markets. Advertisers use the guides to reach their target audience of commercial real estate professionals including brokers, developers, property managers, tenants and others. Its readers regard Black’s Guide as a source of information on office buildings, flex projects (joint office/industrial space) and industrial buildings. The more than 76,000 properties listed in Black’s Guide are each in excess of 15,000 square feet in size.

      The guides are a business-to-business advertising-supported medium that is a free circulation publication. More than 90,000 magazines are distributed free of charge, in addition to 500 guides that are sold for $225.00 each to commercial real estate professionals annually. All but four market editions are published semiannually. The Atlanta and South Florida guides are published quarterly. Black’s Guide also sells a number of ancillary products and services, including wall maps, reprints, creative services, bus tour books, brochures and other advertising vehicles to support the targeted advertiser. Black’s Guide has regional offices across the U.S. that serve its 16 markets. The Black’s Guide website is located at BlacksGuide.com.

Mature Living Choices
      BPA Worldwide-audited Mature Living Choices is a free comprehensive mature living guide for the active senior citizen. A full-color directory, Mature Living Choices is published quarterly in 29 markets across North America. We believe that it is a leading guide to living options and support services for persons aged 55 years and beyond. Standard formats, including maps and directions, are designed with the senior in mind and make Mature Living Choices a user-friendly housing guide. Mature Living Choices can be found on the internet at MatureLivingChoices.com.
Remodeling and Home Improvement Area
      The remodeling market is a specific category of real estate transactions within which our advertisers target niche consumers with their various remodeling supply and service advertisements. We offer thirteen local home design and home improvement publications in various regions in the United States, such as the Kansas City Homes & Gardens, Atlanta Homes & Lifestyles and Atlanta Home Improvement. In fiscal 2006, our revenue generated from this area was $15.5 million, or 8.8% of our total consolidated revenue in fiscal 2006.
      We made five acquisitions since 2003 to establish a presence in the home design and home improvement real estate markets. Currently, we publish home and design magazines for the Kansas City, Atlanta, Colorado, Seattle, St. Louis, Arkansas and Las Vegas markets. The publications provide advertisers, who are home furnishers, new homebuilders, home service companies or other similar persons, with a cost-effective medium to reach affluent homeowners and generate leads. The publications are distributed through subscriptions, newsstands and controlled direct mail. We also publish a home improvement magazine in Atlanta that is distributed free through our rack distribution network.
Online Complementary Services
      Our website complements the strength of our print publications creating a highly effective multichannel advertising option for advertisers. Our strategy is to individually market the brand URLs for each of our publications. We are able to leverage our extensive database for the benefit of our online customers. We are also able to provide real time updates on listings which are efficiently distributed to viewers of our websites.
      We have joined forces with various major online companies, whose local information focus complements our local residential real estate content, and whose audience is composed of demographics very closely matching the target audience the real estate community desires to reach. We have contractual relationships with leading on-line portals such as LendingTree, Lycos and Earthlink. The increased media exposure through joint advertising and public relation promotions with these search engines and e-commerce companies heightens awareness of our local print products. We are able to leverage our database for the benefit of all customers online. With over ten million unique visitors viewing 500 million listings annually, LivingChoices.com is a highly trafficked internet destination for consumers searching for homes and apartments, enhancing the branding of our products.
      We currently charge a single fee to advertisers for listing a property in our publications and on our websites. We also offer several upgraded advertising options for those advertisers looking to make more of an impact with visitors to the various publication websites. Included in these value-added options are enhanced realtor profiles, enhanced listing profiles and “featured property” placements.
      We have relationships with over 20 online content distributors. Some relationships are exclusive, meaning the distributor has agreed to refrain from displaying listings from our print competitors. We pay 11 of our online distributors a set fee based on volume of traffic delivered to our sites. Five of our online partners share in the revenue from enhanced listings revenue directly proportionate to the leads traffic generated to the Company’s site from the partner site. The remaining content providers simply display our content without any monetary consideration or exclusive restrictions in exchange for being able to provide real estate content to their website visitors.
Corporate Relocation Resource Center Complementary Services
      Our Corporate Relocation Resource Center serves the relocation industry with comprehensive housing information in the form of our portfolio of publications. This service complements all of our publications by directing consumers to the applicable publication that we offer with respect to their needs. Each month more than 1,700 companies, of the 2,900-plus registered, request and receive over 33,000 issues of our publications. We also provide a toll-free Moving Hotline which enables the consumer to order publications directly.
Direct and Independent Distributor Marketing Channels
      We have two distinct marketing channels through which we generate revenue, the Direct channel and the ID channel. In fiscal 2006, the ID channel accounted for 36.0% of our revenue while the Direct channel accounted for 64.0%.

Direct Channel
      In the Direct channel, we sell the advertising, collect the listings from the agents/brokers, create and print the publications and update the online listings. The Direct channel is staffed by our employees.

ID Channel
      In the ID channel, our independent distributors sell the advertising, collect the listings from real estate agents and/or brokers, and create ID channel publications, which we then print, for which we charge the independent distributors a contractual base advertising fee based upon the number of pages and copies printed. We secure contracts with our independent distributors for a minimum of ten years which gives them an exclusive license to sell and distribute one of our products for an agreed-upon territory. A typical independent distributor contract sets out the minimum requirements that an independent distributor has to meet, including minimum page and press run requirements. Failure to meet the established minimum requirements permits us to terminate the contract. The contract also contains standard noncompete clauses, prohibiting independent distributors from competing against us in any of its markets.
      As of March 26, 2006, we had contracts with a total of 235 independent distributors. As evidence of the strong brand quality of our products, we have low turnover of our independent distributors. Since 1995, 44 of 51 independent distributor contracts that have come up for renewal were renewed.
Distribution Network
      We believe that our vast proprietary distribution network is a key competitive advantage. Our network allows us to distribute our publications more efficiently and widely than any print competitor. In addition, our vertically integrated production process allows us to be a low-cost producer of guides. This creates a lower cost per lead, and, as a result, greater value for our advertisers than any other comparable print residential real estate marketing source. We distribute approximately ten million real estate books each month in an effort to saturate our markets and drive readership and, in turn, results for our advertisers.

      We own over 30,000 proprietary outdoor distribution boxes, which have a patented, bird house design. Additionally, we use over 320,000 individual distribution points in high-traffic locations including convenience stores, fast food outlets, nail and hair salons, restaurants and various other retail locations. This market saturation strategy has made TREB a leading free publication in North America with the sixth largest circulation in the world (according to Advertising Age Magazine). We estimate that over 25 million people read our publications each month.
      Our major direct print competitors have entered into several multi-year, multimillion dollar, non-cancelable and long-term contracts with the major U.S. supermarket chains and other “big box” retailers for the majority of their distribution. Such arrangements yield relatively high fixed costs and less flexibility to alter their distribution network to follow the foot traffic of potential target consumers of advertisers. Sometimes our competitors lease such distribution networks to other publishers (including their competitors) in order to defray these costs. In contrast, because we own most of our distribution outlets, we pay for only approximately 13% of our distribution.
      We enter into shorter term contracts with variable rates, which give us the flexibility to efficiently alter our distribution network to maximize readership. As such, management believes that our competition is unwilling and unable to distribute their products as broadly. Thus, our proprietary distribution strategy drives readership and, in turn, superior results for our advertisers.
      We continually seek to increase our distribution points through alternative distribution channels. Our online distribution strategy integrates our publications and brands through LivingChoices.com and other popular websites that enable all brands to receive exposure with each customer visit. It offers a simplified option for viewers to search and locate residential properties throughout North America. The websites generate traffic of more than ten million unique visitors who view in excess of 500 million properties annually. Additionally, approximately 37,000 publications per month are ordered on the Internet through our websites, and over 33,000 books per month are ordered through our Corporate Relocation Resource Center.
Intellectual Property
      We hold and maintain or have pending applications for numerous copyrights and trademarks in connection with our various publications. Each publication title is registered or pending registration with the United States Patent and Trademark Office. Trademark registrations can be renewed every ten years. Our material trademarks are The Real Estate Book®, Unique Homes® and Apartment Findertm. These trademarks are important to our business because they are the titles of our most widely distributed publications. These and all of our brands enhance brand recognition among the target consumers for our advertisers. We have 43 trademarks in total. We also hold the design patents for the bird house design of our distribution boxes that we place in various retail and other sites for our publications. This patent expires August 29, 2009.
      We also continuously develop and create proprietary software to enhance our ability to effectively and efficiently update the listings in our online and print publications. For example, our AMS technology was developed by us to easily track new and updated listings. We have broadened our AMS technology to facilitate a mechanism to update online listings along with our publication listings.
Competition
      We are a leading local media company focused primarily on the U.S. housing guide market. The local print advertising marketplace is dominated by three categories of publishers: newspapers, yellow pages and free guides. Real estate is an important component of the newspaper and free guides sectors.
      Our vast proprietary distribution network allows us to distribute our guides more effectively and widely than any competitive publisher. In addition, our vertically integrated production process allows us to be a low-cost producer of guides, creating a lower cost per lead and, as a result, offer greater value to our advertisers than other comparable marketing channels. Management believes that newspaper listings, on average, cost more per lead, and that we produce leads at a lower cost than our more direct competition (described below) due to the fact that we have an advanced business model, incorporating low fixed cost distribution and high product quality. Our largest competitor in the resale home market is the local newspaper. We have a significant competitive advantage against local newspapers as our advertising is less costly to real estate brokers, more targeted in distribution, and provides more information and color photos of homes for sale.
      We also compete against other free guides in local markets. We have a significant competitive advantage over such other free guides because we have achieved significant economics of scale in infrastructure and database of listings.
Print Competition
      We are one of the substantial publishers of print guides for apartments, new homes and resale homes. Our three main competitors in the print guides market are Trader Publishing Company, HPC Publications and Endurance Business Media.
      Management believes that in the various markets where competitive publications exist, TREB is either the number one or number two publication in the majority of such competitive markets. TREB’s competitive strength is a result of its high quality product offering and its sales personnel, coupled with its superior distribution network. Management further believes that Apartment Finder is the number one or number two publication in approximately 80% of the markets in which it competes for the same competitive reasons as TREB. Our online distribution strategy and leadership further supports the competitive advantages exhibited by TREB and Apartment Finder.

Trader Publishing Company
      Trader Publishing Company, or “Trader,” is a partnership between two large newspaper publishers, Cox Enterprises and Landmark Communications and has a stake in local guides for resale homes, apartments and parenting. Trader’s brands include Harmon Homes (resale homes) and For Rent (apartment guides). Harmon Homes, which competes against TREB, is published in approximately 224 predominantly metropolitan markets in the United States. Trader’s For Rent, which competes against Apartment Finder, is published in approximately 55 cities.

HPC Publications
      HPC’s Apartment Guide, which competes against Apartment Finder, is published in approximately 80 predominantly metropolitan markets across the U.S. HPC also publishes new home guides in 24 markets and auto guides in 14 markets. HPC has no resale home titles.

Endurance Business Media
      Based in Tallahassee, Endurance Business Media, or “Endurance,” produces Homes & Land Magazine (which competes with TREB) as well as the Rental Guide, Home Guide and Estates and Homes magazines.
      A major point of differentiation between us and our competitors in the print guide market, including Trader and HPC, is our distribution network. While the competition predominantly utilizes costly paid “big-box” retailer distribution (i.e., supermarkets and superstores) to distribute their publications, we utilize free “small-box” retail in order to do so. Further, we and our independent distributors cover a market with hundreds of distribution points, whereas Trader and HPC utilize fewer distribution points. Our free distribution strategy allows us to distribute more, higher quality, widely read magazines, thereby offering a greater value to advertisers. Management believes that this strategy affords it a meaningful competitive advantage over Trader, HPC and Endurance.

Online Competition

Homestore.com/ REALTOR.com
      Homestore.com provides online media and technology solutions to the home and real estate industries. Homestore.com’s operations are largely comprised of the Homestore.comtm Network, a collection of websites devoted exclusively to home and real estate-related content and commerce, offering visitors a convenient, one-stop source for property listings, virtual tours, resources, advice, decision support tools and photos.
      REALTOR.com®, Homestore.com’s flagship website and the official internet site of the National Association of REALTORS®, includes approximately two million existing homes for sale. Homebuilder.comtm, the official internet site of the National Association of Home Builderstm, provides a home buying guide detailing the advantages of purchasing a new home, advice on choosing a builder and related content. Rent Net.comtm offers access to approximately 40,000 apartment communities in approximately 300 markets, and provides apartment-hunting tips, moving checklists and neighborhood information. The site also offers users the opportunity to search for apartments close to a specific work address or university campus.
      Management believes that it is well positioned to participate in the projected rapid growth of web-based residential real estate advertising due to its multiple third party online partnerships and portfolio of rich online offerings under the LivingChoices.com umbrella.
Raw Materials
      Costs related to certain raw materials used in our printing process, including paper, ink and printing plates, have an effect on our liquidity. According to RISI’s Paper Trader, printing and writing paper markets have been seeing stronger demand, less offshore import pressure and rising prices. While the demand increase has been modest, when combined with the reduced imports, a weak dollar and the recent trend of declining capacity, it has been enough to support increasing prices. RISI expects prices for newsprint and uncoated freesheets to continue to rise and believes that additional price increases are likely to occur in the fall of 2006. RISI anticipates prices for coated papers used by our publications to also see price pressure with a likely increase in prices in the third quarter of 2006.
      Paper expense accounted for approximately 13.2% of our operating expenses and 10.2% of revenue in fiscal 2006. Although we will have experienced an increase of approximately 20% in our paper pricing by the end of fiscal 2006, we believe that we are in a position to mitigate increased paper prices in the future for three main reasons. First, we continue to improve the efficiencies of our print operations, including reducing paper waste. Second, because we are a large and consistent buyer of paper, we negotiate directly with paper producers and are able to secure favorable terms. Third, we utilize “throw-away” rolls on our presses, which represent remnant inventory that is difficult for paper suppliers to market, thereby enabling us to secure such inventory at attractive prices.
      Ink expense accounted for 0.9% of our expenses and 0.7% of revenue in fiscal 2006. We currently have a contract that satisfies our ink requirements through April 2007. We expect to begin negotiations to extend this contract in December 2006 and we expect to be able to renew this agreement, which would satisfy our ink requirements requirement for 1-3 years. If we are unable to renew this agreement, we believe that we can satisfy our ink requirements through an alternative independent third-party supplier. However, due to increased energy costs that have increased the cost of ink production in general, we expect an approximate 5% increase in ink prices, regardless of the supplier.
      Finally, prices for printing plates, which are aluminum plates which capture the images that are transferred to our printing press, accounted for 0.4% of our expenses and 0.3% of revenue in fiscal 2006. We currently have a contract that satisfies our printing plate requirements through January 2009. However, this contract was recently assumed by Kodak. If this agreement is not honored by Kodak or we are unable to renew this agreement in the future, we believe that we can satisfy our printing plate requirements through an alternative independent third-party supplier at a minimal increase in cost to us, if any.

Recent Acquisitions
      We completed the following significant acquisitions during the last two years:

Relocating in Las Vegas Acquisition
      In November 2005, we acquired Relocating in Las Vegas from Showcase Publishing, Inc. The magazine serves as a guide to many of the Las Vegas communities, realtors, builders, retail and service establishments ready to help people before and after they move. We believe that this acquisition builds on our position as a leading publisher of targeted local media connecting new and existing residents with suppliers of home and lifestyle products and services.

At Home in Arkansas Acquisition
      In November 2005, we acquired assets from New At Home Media Group, LLC related to the magazine At Home In Arkansas. The magazine serves as the source for affluent readers and home and design professionals in the Arkansas market for information on home design, kitchens and baths, landscaping, and home related products and services. The magazine is published twelve times per year and is distributed via newsstands, subscription and targeted controlled circulation. We believe that this acquisition expands our geographic footprint of targeted local media for the home design marketplace.

Atlanta Home Improvement Acquisition
      In October 2005, we acquired Atlanta Home Improvement magazine and The Green Pages directory from Atlanta Home Improvement, Inc. The magazine and directory provide editorial and advertising focused on the home design, home renovation and home improvement sectors in the greater Atlanta market. These publications are distributed free of charge to consumers. We believe that the acquisition enhances our position as the leading provider of home design and improvement information to consumers around the country.

Omni Communications Acquisitions
      In September 2005, we acquired the publishing assets of Home Tour Magazine of Knoxville, Home Tour Magazine of East Tennessee, Prestigious Properties and Commercial Real Estate Guide from Omni Communications. The publications are focused on the resale and commercial real estate markets in Knoxville, Tennessee and surrounding markets. We believe that this acquisition extends the geographic footprint of our TREB brand into solid growth real estate markets.

Wiesner Acquisition
      In May 2005, we acquired certain assets of Wiesner Publishing Company, LLC. These assets included five luxury home and lifestyle magazine publications that focus on home design, including, Atlanta Homes & Lifestyles, Colorado Homes & Lifestyles, Seattle Homes & Lifestyles, St. Louis Homes & Lifestyles and Mountain Living. Each of these magazines is published between six and twelve times per year and is a glossy, four-color publication. These magazines target affluent homeowners and influential trade professionals such as interior designers, builders and remodelers. These publications are available on newsstands and via subscriptions and are selectively distributed in high-end hotels and newcomer packages distributed by area banks and realtors. We believe that this acquisition further solidifies our portfolio of publications and complements Kansas City Homes & Gardens.

LWP Acquisition
      In March 2005, we acquired the Apartment Book, New Homes & Ideas and Lone Wolf Distribution from Lone Wolf Publishing, Inc. The Apartment Book is a directory providing information about long-term, short-term and corporate housing rental communities in the Raleigh/ Research Triangle Park area of North Carolina. New Homes & Ideas combines a directory of new home construction with home and design information for the Raleigh/ Research Triangle Park area. These publications are distributed free of charge to consumers. Lone Wolf Distribution secures the procurement of exclusive distribution outlets for these publications, manages the delivery operations and provides distribution services to other free publications for a fee. These publications represent a geographic expansion for two of our established brands, Apartment Finder and New Home Finder. We believe that the acquisition adds successful publications in a growing market for multi-family units and new home construction.
Employees
      As of March 26, 2006, we had 1,009 employees, approximately 535 of which were located at our leased corporate headquarters and production facility in Lawrenceville, Georgia. Our employees are allocated among our internal departments as follows: 376 in our sales department; 102 in our corporate department; 372 in our production facility; 32 in our distribution department; and 127 in our customer support department.
Environmental Matters
      Our printing operations are subject to environmental laws and regulations which govern, among other things, the use, storage and disposal of solid and hazardous wastes, the discharge of pollutants into the air, land and water, and the cleanup of contamination. Some of our operations require environmental permits and controls, and these permits are subject to modification, renewal and revocation by issuing authorities. We believe that our operations are currently in compliance with all environmental laws and permits, and do not expect current or future environmental costs to be material to our business or results of operations.
Properties
      We do not own any real estate properties. Our principal leased properties are our corporate headquarters and production facility in Lawrenceville, Georgia and approximately 60 field offices located in the United States for our Direct channel publications.
Legal Proceedings
      While there are no material pending legal proceedings to which we are a party, we are involved in various claims, legal actions and regulatory proceedings arising in the ordinary course of our business. In the opinion of our management, the resolution of these matters will not have a material adverse effect on our financial condition, results of operations or cash flows.
Foreign Operations
      Our only foreign country operation is in Canada, which generated approximately 1.7% of our total operating revenue in both fiscal 2006 and fiscal 2005.

MANAGEMENT
Directors and Executive Officers
      The following table sets forth certain information regarding our directors and executive officers. All directors hold office until the next annual meeting of stockholders, and until their successors are duly elected and qualified.

Name	Age	Position(s)

Daniel McCarthy	46	Chairman and Chief Executive Officer
Gerard Parker	43	Director, Senior Vice President, Chief Financial Officer
Scott Dixon	51	Senior Vice President, NCI — President of Real Estate Area
Marcia Bollinger	48	Senior Vice President — Multi-Family Area
Stuart Christian	41	Senior Vice President — Production/Operations
Glenn Goad	41	Executive Vice President — Consumer Strategy
Adam Japko	47	Senior Vice President, NCI — President of Home Design Area
Edward Barnes	47	Vice President — Black’s Guide
Susan Deese	50	Senior Vice President and General Counsel
David F. Thomas	56	Director
Ian D. Highet	41	Director
Clayton M. Albertson	29	Director
      Daniel McCarthy, Chairman and Chief Executive Officer. Since May 2002, Mr. McCarthy has served as our Chairman and CEO and as the Chairman and CEO of our ultimate parent, GMH Holding Company (“GMHC”), which was created in January 2005 to facilitate acquisition by CVC; previously the holding company was GMH. GMH was originally formed in 2002 in order to pursue acquisition opportunities in the media and information sectors. From 2000 to 2001, Mr. McCarthy served as President and CEO of Themestream, Inc. From 1998 to 2000, Mr. McCarthy served as President and CEO of PRIMEDIA Enthusiast Group. Prior to joining PRIMEDIA, Mr. McCarthy was President and CEO of Cowles Business Media. Prior to joining Cowles, Mr. McCarthy was Executive Vice President for Communications Trends, Inc.
      Gerard Parker, Director and Chief Financial Officer. Since he joined us in 2002, Mr. Parker has served as our Senior Vice President and Chief Financial Officer and has served as a director of GMHC since January 2005. From 1994 to 2002, Mr. Parker was Vice President and CFO of Primedia’s Consumer Guides division. Prior to joining Consumer Guides, Mr. Parker was Vice President, Business Development and Director, Strategic Planning with PRIMEDIA. Previously, Mr. Parker also worked at Macmillan Publishing, Salomon Brothers and Ernst & Young.
      Scott Dixon, Senior Vice President NCI — President Real Estate Area. Mr. Dixon joined us in 1995 and served as Director of Business Operations until 1999. From 1999 to 2004, he was Vice President of Sales Operations. Since May 2004, he has served as our Senior Vice President and President of the Real Estate Area. Prior to joining us, from 1979 to 1994, Mr. Dixon was at Digital Equipment Corporation in a variety of managerial positions, including Product Business Planning Manager, District Business Manager, Industry Business Manager and Marketing Support Manager.
      Marcia Bollinger, Senior Vice President — Multi-Family Area. Since she joined us in 2003, Ms. Bollinger has served as our Senior Vice President of the Multi-Family Area publications. Ms. Bollinger has chaired and served on over 200 local, state and national Apartment Association committees. Ms. Bollinger also served as the National Suppliers Council (NSC) Chairman, Vice-Chairman, and Secretary. Prior to joining us, from 1999 to 2003, Ms. Bollinger was employed at

Homestore.com as National Director of Real Estate Sales Division. Prior to working at Homestore.com from 1983 to 1999, Ms. Bollinger was the Vice President and Regional Director for Consumer Guides, a division of PRIMEDIA, where she managed the apartment directory business in the central region of the United States.
      Stuart Christian, Senior Vice President — Production/ Operations. Since January 2004, Mr. Christian has served as our Senior Vice President of Production Operations and Information Technology. He joined us in 1991. From 1997 to 2004, Mr. Christian was Vice President of Operations with responsibility for the management of our prepress operations and production facility. He is responsible for the production of all of our publications as well as our information technology group.
      Glenn Goad, Executive Vice President — Consumer Strategy. Mr. Goad joined us in 2002 as Executive Vice President — Interactive Division, responsible for our online products. Since March 2005, Mr. Goad has served as our Executive Vice President — Consumer Strategy and is responsible for our internet and national distribution operations. Prior to joining us, from 1999 to 2002, Mr. Goad served as the Vice President of Sales for the Ticketmaster- Citysearch real estate division.
      Adam Japko, Senior Vice President NCI, President Home & Design Area. Since joining us in May 2005, Mr. Japko has served as our President of the home and design publications area. From 1999 to 2005, he was President and Chief Operating Officer for Pennwell Corporation’s Advanced Technology Division.
      Edward Barnes, Vice President — Black’s Guides. Mr. Barnes is our Vice President and General Manager of Black’s Guide. Mr. Barnes joined us in September 2004 and was promoted to his current position in March 2005. Prior to joining us, from January 2003 to August 2004 he was Vice President of Sales for Reed Business Information. He served as Vice President of Sales for Outdoorsyp.com from 2002 to 2003 and was Regional Sales Manager for Yellow Book USA from 1999 to 2001.
      Susan Deese, Senior Vice President and General Counsel. Since joining us in 1995, Ms. Deese has served as our General Counsel. Prior to joining us, Ms. Deese was employed as Legal Counsel for Cleo Inc., then at Gibson Greetings company.
      David F. Thomas, Director. Mr. Thomas has been a director since January 2005. Mr. Thomas has also been director of GMHC since January 2005. He is the President of CVC. He joined CVC in 1980 and has been a Managing Partner at CVC since 2000. Previously, he held various positions with Citibank’s Transportation Finance and Acquisition Finance Groups. Prior to joining Citibank, Mr. Thomas was a certified public accountant with Arthur Andersen & Co. Mr. Thomas received degrees in finance and accounting from the University of Akron. He is a director of Worldspan Technologies, Inc. and MagnaChip Semiconductor, LLC.
      Ian D. Highet, Director. Mr. Highet has been a director since January 2005. Mr. Highet has also been director of GMHC since December 2004. He is a Partner at CVC. He joined CVC in 1998 after working as Vice President of Corporate Development at K-III Communications Corporation, a media holding company formed by Kohlberg Kravis Roberts & Co. Mr. Highet has been Partner at CVC since 1998. Mr. Highet received his Bachelor of Arts (cum laude) from Harvard College and his MBA from Harvard Business School. He is a director of Worldspan Technologies, Inc.
      Clayton M. Albertson, Director. Mr. Albertson has been a director since October 2005. Mr. Albertson has also been a director of GMHC since October 2005. He has been a Vice President at CVC since January 2006. He joined CVC in 2003 as an Associate after working as an Associate at Allied Capital’s Private Equity Group from 2002 to 2003. He was an Analyst for Bank of America Capital Investors from 1999 to 2002. Mr. Albertson received his B.A. cum laude from Duke University.

Committees of the Board of Directors

Audit Committee
      We have formed a standing audit committee which consists of Ian Highet, as chairman, David Thomas and Clayton Albertson. The audit committee will assist the Board of Directors in fulfilling its duties with respect to the integrity of financial statements, the financial reporting process, compliance with ethics policies and legal and other regulatory requirements, the independent registered public accounting firm’s qualifications and independence, systems of internal accounting and financial controls, the performance of the independent registered public accounting firm and the internal audit function.

Compensation Committee
      We do not currently have a Compensation Committee. However, we may appoint such a committee in the future.
Compensation of Directors
      During fiscal 2006, our independent directors were not compensated for serving on the Board of Directors. However, we may compensate our independent directors for serving on the Board of Directors in the future.
Compensation Committee Interlocks and Insider Participation
      None of our officers, employees or loan officers serves or served at any time since the first day of the last fiscal year as a member of our compensation committee or participated in deliberations or our Board of Directors concerning executive officer compensation. None of our executive officers serves or served at any time since the first day of the last fiscal year as a member of the Board of Directors or compensation committee of any entity that has one or more executive officers serving on our compensation committee or Board of Directors. No interlocking relationship exists between our Board of Directors or the compensation committee of any other company. See “Certain relationships and related transactions” for a discussion of the relationship between us and CVC.
Stock Option Plan
      We do not currently have a stock option plan, but may implement such a plan in the future.
Employment Agreements

Daniel McCarthy
      We entered into an employment agreement with Mr. McCarthy which became effective as of December 23, 2004. This agreement will continue in effect until the earlier of: (i) December 23, 2009; (ii) Mr. McCarthy’s resignation, death or disability or other incapacity as determined by the Board of Directors in good faith; or (iii) termination of the employment agreement for cause or without cause.
      Pursuant to his employment agreement, Mr. McCarthy’s annual base salary is $393,750, subject to annual increases of 5% of his salary for the immediate prior year. Mr. McCarthy received a bonus of $77,818 for fiscal 2005 pursuant to his employment agreement. He also received a one-time discretionary bonus of $225,000 related to the recapitalization of the Company in June 2004. In addition, Mr. McCarthy is also entitled to receive an annual bonus of up to 75% of his average salary in effect during any fiscal year based on certain EBITDA performance targets. Mr. McCarthy’s annual bonus for fiscal 2006, payable June 2006, is $189,303.
      During Mr. McCarthy’s employment, we must provide Mr. McCarthy with family health and dental, life, long-term disability and directors’ and officers’ liability insurance and other benefits offered under our plans as the Board of Directors may establish from time to time. Mr. McCarthy is also entitled to four weeks paid vacation each year.

      Pursuant to his employment agreement, we must also reimburse Mr. McCarthy for all reasonable expenses incurred by Mr. McCarthy in carrying out his duties and for commuting and living expenses not to exceed, in the aggregate, $3,000 per month.
      In the event of Mr. McCarthy’s resignation (other than within 30 days of a substantial diminution of Mr. McCarthy’s professional responsibilities or a significant reduction in his salary or benefits, services, perquisites and amenities to which Mr. McCarthy was entitled under the agreement), death, disability or other incapacity or the termination of his employment for “cause” or in connection with a sale of our business, Mr. McCarthy will not be entitled to receive his salary or any fringe benefits or performance bonus for periods after the termination of employment; provided, in the case of death, disability or other incapacity, he will be entitled to receive a pro rata portion of his performance bonus for the period during which Mr. McCarthy was employed by us at the time the performance bonus would normally be paid and based upon our actual performance for the relevant fiscal year. In the event that Mr. McCarthy’s employment is terminated by us without cause, or by him within 30 days after a substantial diminution of Mr. McCarthy’s professional responsibilities or a significant reduction in his salary or benefits, services, perquisites and amenities which Mr. McCarthy was entitled to under the agreement, then so long as Mr. McCarthy continues to comply with the confidentiality, non-competition and non-solicitation covenants under the agreement, Mr. McCarthy shall be entitled to receive (i) severance payments in an aggregate amount equal to two years’ salary based on the salary in effect at the time his employment is terminated and (ii) benefits at the same level and on the same terms as they are provided from time to time to our senior management employees for a period of two years from the date of such termination. Any such severance payments paid to Mr. McCarthy by us will be paid in equal monthly installments; provided that, Mr. McCarthy shall be required to sign a release of all past, present and future claims against CVC and GMHC, its subsidiaries and affiliates as a condition to receiving such payments and benefits.
      Pursuant to his employment agreement, on January 7, 2005, Mr. McCarthy exchanged certain securities of GMH in exchange for approximately $1.7 million of Class L Common Stock of GMHC at a price of $11.00 per share and received approximately $568,348.90 of Class A Common Stock of GMHC at a price of $1.00 per share. In addition, Mr. McCarthy is entitled to acquire 3.0% of GMHC fully-diluted common equity in the form of Class A Common Stock from a pool of 7.3% (1,420,872 shares) of GMHC’s fully-diluted common equity that is available to management. Such equity shall vest so long as Mr. McCarthy remains an employee. Mr. McCarthy will also have the opportunity to acquire an additional 1.4% of GMHC’s fully-diluted common equity in the form of Class A Common Stock from a pool of 2.4% (473,624 shares) of GMHC’s fully-diluted common equity that is available to management in the event that CVC actually realizes certain internal rate of returns on its investment in us. The details of this stock purchase opportunity have not yet been finalized as the Company and its equity sponsor have currently engaged outside legal counsel to draft the specifics of the stock purchase plan and formalize the criteria required for execution. Accordingly, we have not recognized any compensation expense in the financial statements. We expect that the structure will be an outright purchase of the GMHC Class A Common Stock by Mr. McCarthy at a price equal to the fair value at the time of purchase, with vesting contingent on CVC realizing its internal rate of return target on the investment.
      Mr. McCarthy is subject to non-competition and non-solicitation covenants during the term of his employment and for the two-year period following the termination of such employment.

Gerard Parker
      We entered into an employment agreement with Mr. Parker which became effective as of January 7, 2005. This agreement will continue in effect until the earlier of: (i) January 7, 2010; (ii) Mr. Parker’s resignation, death or disability or other incapacity as determined by the Board of Directors in good faith; or (iii) termination of the employment agreement for cause or without cause.
      Pursuant to his employment agreement, Mr. Parker’s annual base salary is $262,500, subject to annual increases of 5% of his salary for the immediate prior year. Mr. Parker received a bonus of $42,710 for fiscal 2005 pursuant to his employment agreement. He also received a one-time discretionary bonus of $100,000 related to the recapitalization of the Company in June 2004. In addition, Mr. Parker is also entitled to receive an annual bonus of up to 75% of his average salary in effect during any fiscal year based on certain EBITDA performance targets. Mr. Parker’s annual bonus for fiscal 2006, payable June 2006 is $126,202.
      During Mr. Parker’s employment, we must provide Mr. Parker with family health and dental, life, long-term disability and Directors’ and Officers’ liability insurance and other benefits offered under our plans as the Board of Directors may establish from time to time. Mr. Parker is also entitled to four weeks paid vacation each year.
      Pursuant to his employment agreement, we must also reimburse Mr. Parker for all reasonable expenses incurred by Mr. Parker in carrying out his duties.
      In the event of Mr. Parker’s resignation (other than within 30 days of a substantial diminution of Mr. Parker’s professional responsibilities or a significant reduction in his salary or benefits, services, perquisites and amenities which Mr. Parker was entitled under the agreement), death, disability or other incapacity or the termination of his employment for “cause” or in connection with a sale of our business, Mr. Parker will not be entitled to receive his salary or any fringe benefits or performance bonus for periods after the termination of employment but, in the case of death, disability or other incapacity, he will be entitled to receive a pro rata portion of his performance bonus for the period during which Mr. Parker was employed by us at the time the performance bonus would normally be paid and based upon our actual performance for the relevant fiscal year. In the event that Mr. Parker’s employment is terminated by us without cause, or by him within 30 days after a substantial diminution of Mr. Parker’s professional responsibilities or a significant reduction in his salary or benefits, services, perquisites and amenities which Mr. Parker was entitled to under the agreement, then so long as Mr. Parker continues to comply with the confidentiality, non-competition and non-solicitation covenants under the agreement, Mr. Parker shall be entitled to receive (i) severance payments in an aggregate amount equal to two years’ salary based on the salary in effect at the time his employment is terminated and (ii) benefits at the same level and on the same terms as they are provided from time to time to our senior management employees for a period of two years from the date of such termination. Any such severance payments paid to Mr. Parker by us will be paid in equal monthly installments; provided that, Mr. Parker shall be required to sign a release of all past, present and future claims against CVC and GMHC, its subsidiaries and affiliates as a condition to receiving such payments and benefits.
      Pursuant to his employment agreement, on January 7, 2005, Mr. Parker received approximately $284,174 of Class A Common Stock of GMHC at a price of $1.00 per share. In addition, Mr. Parker is entitled to acquire 1.5% of GMHC’s fully-diluted common equity in the form of Class A Common Stock from a pool of 7.3% (1,420,872 shares) of GMHC’s fully-diluted common equity that is available to management. Such equity shall vest so long as Mr. Parker remains an employee. Mr. Parker will also have the opportunity to acquire an additional 1.0% of GMHC’s fully-diluted common equity in the form of Class A Common Stock from a pool of 2.4% (473,624 shares) of GMHC’s fully-diluted common equity that is available to management in the event that CVC actually realizes certain internal rate of return for its investment in us. The details of this stock purchase opportunity have not yet been finalized as the Company and its equity sponsor have currently engaged outside legal counsel to draft the specifics of the stock purchase plan and formalize the criteria required for execution. Accordingly, we have not recognized any compensation expense in the financial statements. We expect that the structure will be an outright purchase of the Class A Common Stock by Mr. Parker at a price equal to the fair value at the time of purchase with vesting contingent on CVC realizing its internal rate of return target on the investment.
      Mr. Parker is subject to non-competition and non-solicitation covenants during the term of his employment and for the two-year period following the termination of such employment.

Executive Officer Compensation
      The following table summarizes the annual compensation of our highest paid executive officers for fiscal 2006. We did not issue any long-term compensation during fiscal 2006. Our executive officers, excluding Mr. McCarthy and Mr. Parker, participate in our Senior Management Incentive Compensation Plan. This is our bonus plan that pays participants, at the discretion of the Board of Directors, a percentage of their salary based on the achievement of certain budget goals. The criteria include meeting certain EBITDA targets as well as revenue and EBITDA targets for each individual participant’s respective operating units. The target bonus ranges from 20% to 40% of each participant’s salary. The maximum bonus if all targets are exceeded ranges from 30% to 60% of each participant’s salary. We pay bonuses in the subsequent fiscal year upon completion of the year end audit by our independent registered public accounting firm.

	Annual Compensation

					Long-Term
					Compensation Awards

					Common Stock
	Fiscal		Commission/		Underlying	All Other
Name and Principal Position	Year	Salary ($)	Bonus(1)		Options/SARs	Compensation ($)		Total ($)

Daniel McCarthy	2006	378,606	189,303		—	17,833	(2)	585,742
Chairman & Chief Executive Officer
Gerard Parker	2006	252,404	126,202		—	7,377	(3)	385,983
Senior Vice President & Chief Financial Officer
Adam Japko	2006	221,250	138,646	(5)	—	1,038	(3)	360,934
Senior Vice President President of Home Design Area
Scott Dixon	2006	190,000	95,556		—	6,750	(3)	292,306
Senior Vice President President of Real Estate Area
Marcia Bollinger	2006	185,500	64,339		—	8,722	(3)(4)	258,561
Senior Vice President Multi-Family Area

(1)	Commission/ Bonus reflected in year earned even though paid in the subsequent fiscal year. The bonuses for fiscal year 2006 will be paid in June 2006.

(2)	Includes a leased vehicle and apartment rental in Georgia for use by Mr. McCarthy.

(3)	Represents matching contributions made by us pursuant to our 401(k) plan.

(4)	Includes an auto mileage allowance.

(5)	Includes a one-time signing bonus of $83,333 upon commencement of employment.
Option/SAR Grants During the Year Ended March 26, 2006
      There were no stock options granted to named executive officers during the year ended March 26, 2006.
      Aggregated Option/SAR Exercises During the Year Ended March 26, 2006 and 2006 Year-End Option/SAR Values
      There were no exercises of stock options (granted in prior years) by any named executive officers during the year ended March 26, 2006. As of March 26, 2006 there were no outstanding stock options or stock appreciation rights.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
CVC Advisory Agreement
      Pursuant to an advisory agreement dated as of December 12, 2004, among GMHC, GMH Acquisition Corp. and CVC Management LLC (“CVC Management”) (the “Advisory Agreement”), if we are in compliance with the financial and negative covenants in our senior credit agreement, CVC Management is eligible to receive an annual advisory fee, the amount of which is the greater of (i) $210,000 per annum or (ii) 0.016% per annum of our annual consolidated revenue, determined on a trailing twelve month basis, plus reasonable out-of-pocket expenses. Otherwise, CVC Management receives compensation for advisory services actually performed, as billed on an hourly basis. In addition, pursuant to the Advisory Agreement we paid CVC Management a $3.0 million transaction fee for advisory services in connection with the acquisition of our business by CVC Management in January 2005. This amount was recorded on the Company’s consolidated balance sheet as deferred financing costs.
      CVC Management is also entitled to receive an early termination fee equal to the net present value of all advisory fees that would have become due under the Advisory Agreement from the effective date of the early termination until the end of the term.
      The initial term of the Advisory Agreement is ten years and it automatically renews on an annual basis until terminated. We may terminate the Advisory Agreement in the event of a public offering of GMHC’s common stock under the Securities Act other than pursuant to a registration statement on Form S-4 or Form S-8 or any similar or successor form or the public registration of a combination of our debt and equity securities in which not more than 10% of the gross proceeds received from the sale of such securities is attributed to such equity securities, provided that the net proceeds of such public offering is equal to $50.0 million or more.
Stockholders Agreement
      At the closing of the acquisition of our business, GMHC entered into a Securities Purchase and Holders Agreement dated as of January 7, 2005 (the “Stockholders Agreement”) with CVC L.P., certain of its affiliates and Court Square Capital Limited (“Court Square”), as well as certain other stockholders, including certain members of our management who own GMHC common stock and/or GMHC preferred stock and whom we refer to in this prospectus as the “minority stockholders.” The Stockholders Agreement provides that the board of directors of GMHC shall be comprised of up to five persons, including the Chief Executive Officer of GMHC and the Chief Financial Officer, and three persons designated by CVC L.P. CVC L.P. has the right to approve affiliate transactions, issuances of equity securities, incurrences of indebtedness, amendments of organizational documents and certain other matters, under certain specified circumstances and subject to certain specified exceptions.
      The Stockholders Agreement generally restricts the transfer of shares of GMHC common stock and GMHC preferred stock. Exceptions to this restriction include transfers to affiliates, transfers for regulatory reasons, transfers for estate planning purposes and transfers after the fifth anniversary of the closing of the Acquisition if there has been no public offering of shares of GMHC common stock, in each case so long as any transferee agrees to be bound by the terms of the Stockholders Agreement. After an initial public offering, additional exceptions to the transfer restrictions will include sales pursuant to certain registration rights of the stockholders.
      GMHC has “first offer” rights under the Stockholders Agreement entitling them to make an offer to purchase the shares of a stockholder prior to such stockholder being permitted to sell its shares to a third party. The stockholders have “tag-along” rights to sell their shares on a pro rata basis with CVC L.P. and its affiliates in sales to third parties. The Stockholders Agreement also contains a provision that requires GMHC to offer certain stockholders the right to purchase, on a pro rata basis, shares of GMHC upon any new issuance, subject to certain exceptions.

Registration Rights Agreement
      In connection with their entry into the Stockholders Agreement, GMHC, CVC L.P. and certain of its affiliates, Court Square and the minority stockholders entered into a registration rights agreement (the “registration rights agreement”). Pursuant to the registration rights agreement, upon the written request of CVC L.P. or Court Square, GMHC has agreed to (subject to customary exceptions and limitations) on one or more occasions prepare and file a registration statement with the SEC concerning the distribution of all or part of the shares of GMHC common stock held by CVC L.P. and certain of its affiliates or Court Square, as the case may be, and use its best efforts to cause the registration statement to become effective. Subject to certain exceptions, if at any time GMHC files a registration statement for GMHC common stock pursuant to a request by CVC L.P., Court Square or otherwise, GMHC will serve notice of such a request to the other parties to the registration rights agreement and allow those parties, upon request, to have their shares of GMHC common stock (or a portion of their shares under specified circumstances) included in the offering of GMHC common stock if the registration form proposed to be used may be used to register the shares. Registration expenses of the selling stockholders (other than underwriting discounts and commissions and transfer taxes applicable to the shares sold by such stockholders or the fees and expenses, with certain exceptions, of any accountants or other representatives retained by a selling stockholder) will be paid by GMHC. GMHC has agreed to indemnify the stockholders against certain customary liabilities in connection with any registration. In addition, each stockholder has agreed to not sell any shares of GMHC common stock within ten days prior to and ninety days after the effective date of any registration statement registering equity securities of GMHC (other than a registration on Form S-4, Form S-8 or any successor form), except as part of such effective registration statement or unless the underwriters managing the offering agree to a shorter period.
Purchase of Old Notes
      An affiliate of CVC L.P. purchased approximately $30.0 million in principal amount of the Old Notes offered at the same price paid by the initial purchasers for such Notes.
Agreement with TMG Public Relations
      We retain TMG Public Relations (“TMG”) to perform public relations and marketing services on the Company’s behalf on a project-by-project basis. TMG is owned by the spouse of Dan McCarthy, NCI’s Chairman and Chief Executive Officer. In each of fiscal 2005 and 2006, we made payments to TMG of $0.19 million. We expect to continue to use the services of TMG during fiscal 2007.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
      The following information with respect to the outstanding shares of our Common Stock beneficially owned by each director, the Chief Executive Officer and other most highly compensated executive officers, all beneficial owners known to us of more than five percent of each class of Common Stock of GMHC and the directors and executive officers as a group is furnished as of August 2, 2006, except as otherwise indicated. This table includes 585,926.70 currently exercisable warrants to purchase GMHC’s Class A Common Stock owned by Citicorp Mezzanine III, L.P.
      Each share of Class A Common Stock and Class L Common Stock has the general right to vote for all purposes as provided by law, including the election of directors, and are entitled to one vote for each share thereof. The holders of shares of the Class L Common Stock are entitled to receive distributions (including distributions of dividends, merger or consolidation consideration or liquidation consideration) up to a certain threshold before any such distributions are made to the holders of the Class A Common Stock. Thereafter, all holders of the Class A and Class L Common Stock are entitled to receive any proportional remaining distributions.

	Number of		Total Number
	Class L	Number of	of Common
	Common Shares	Class A Common	Shares
	Beneficially	Shares Beneficially	Beneficially
Name	Owned	Owned	Owned	Percentage

Citigroup Venture Capital Equity Partners, L.P.(1)	16,909,090.92	—	16,909,090.92	86.58%
Ian Highet(2)	22,727.27	—	22,727.27	*
David Thomas(2)	45,454.55	—	45,454.55	*
Clayton Albertson(2)	1,363.63	—	1,363.63	*
Daniel McCarthy(2)	159,090.91	568,348.90	727,439.81	3.73%
Gerard Parker(2)	—	284,174.45	284,174.45	1.46%
Adam Japko(2)	—	125,000.00	125,000.00	*
Stuart Christian(2)	—	42,626.17	42,626.17	*
Glenn Goad(2)	—	42,626.17	42,626.17	*
Scott Dixon(2)	—	125,000.00	125,000.00	*
Marcia Bollinger(2)	—	42,626.17	42,626.17	*
Susan Deese(2)	—	28,417.44	28,417.44	*
Citicorp Mezzanine III, L.P. — Warrants(3)	—	585,926.70	585,926.70	3.00%
All directors and officers as a group (11 persons)	228,636.36	1,258,819.30	1,487,455.66	7.62%
All employees and executives of CVC as a group(1)	365,000.00	—	365,000.00	1.87%
Unallocated Management shares	—	162,052.95	162,052.95	*

*	Less than 1%

(1)	The address of these entities is c/o Citigroup Venture Capital, 399 Park Avenue, 14th Floor, New York, New York 10022. Includes 13,080,039.35 shares of Class L Common Shares held by Citigroup Venture Capital Equity Partners, L.P.; 130,210.98 shares of Class L Common Shares held by CVC/ SSB Employee Fund, L.P.; 116,018.50 shares held by CVC Executive Fund, LLC; and 3,582,822.09 shares held by CVC Gallarus Co-Investment LLC.

(2)	The address for each executive management member or director, as applicable, is c/o Network Communications, Inc. 2305 Newpoint Parkway, Lawrenceville, GA 30043.

(3)	The address of this entity is 399 Park Avenue, 14th Floor, New York, New York 10022.

DESCRIPTION OF CERTAIN INDEBTEDNESS
New Senior Secured Credit Facilities
      In connection with the Refinancing, we entered into new senior secured credit facilities with Credit Suisse (as administrative agent and collateral agent), Toronto Dominion (Texas) LLC (as syndication agent), and the other lenders named therein. Credit Suisse is an affiliate of Credit Suisse First Boston LLC, an initial purchaser, and Toronto Dominion (Texas) LLC is an affiliate of TD Securities (USA) LLC, an initial purchaser. Our new senior secured credit facilities are comprised of a 7-year senior secured term loan facility in an aggregate principal amount of $50.0 million which amortizes in quarterly installments in an aggregate annual amount equal to 1% of the original aggregate principal amount of such term loan, a committed 5-year senior secured revolving credit facility of up to $35.0 million and an uncommitted incremental term facility of up to $75.0 million. The new senior secured credit facilities are secured by guarantees by GMH and its direct and indirect subsidiaries and the assets of each such entity and equity interests of each such direct and indirect subsidiary. The new senior secured credit facilities contain customary representations and warranties and affirmative covenants. The senior secured revolving credit facility contains negative covenants and financial covenants customary for senior credit facilities; the senior secured term loan facility contains negative covenants customary for senior secured term loan facilities.
      Borrowings under our new senior secured credit facilities (both term and revolving loans) bear interest at a floating rate, which can be either a base rate plus an applicable margin of 1.50% or, at our option, a Eurodollar rate plus an applicable margin of 2.50%. Base rate is defined as the higher of Credit Suisse’s prime rate and the federal funds effective rate plus 0.5% per annum.
12% Senior Subordinated Promissory Note in favor of Citicorp Mezzanine III, LP
      On January 7, 2005, GMH issued a senior subordinated promissory note in favor of Court Square in the amount of $25.0 million. On March 31, 2005 this note was assigned to Citicorp Mezzanine III, LP pursuant to that certain Note and Warrant Assignment Agreement dated as of March 31, 2005 between Court Square and Citicorp Mezzanine III, LP. Interest on this note accrues in arrears and is payable in the form of additional notes on a semi-annual basis on June 30 and December 31 of each year. As of March 26, 2006, the amount outstanding under this note was $28.8 million.

DESCRIPTION OF THE NEW NOTES
      Network Communications, Inc. will issue the 10 3/4 % Senior Notes due 2013 (the “Notes”) under an Indenture (the “Indenture”) among itself, the Subsidiary Guarantors and Wells Fargo Bank, N.A., as Trustee. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act.
      Certain terms used in this description are defined under the subheading “— Certain Definitions.” In this description, the words “Company,” “we” and “our” refer only to Network Communications, Inc. and not to any of its subsidiaries.
      The following description is only a summary of the material provisions of the Indenture and the registration rights agreement. We urge you to read the Indenture and the registration rights agreement because they, not this description, define your rights as Holders. You may request copies of these agreements at our address set forth under the heading “Where You Can Find More Information.”
Brief Description of the Notes
      These Notes:

•	are unsecured senior obligations of the Company;

•	are pari passu in right of payment to all existing and future Senior Indebtedness of the Company, including the Senior Indebtedness of the Company incurred pursuant to the Credit Agreements;

•	are senior in right of payment to any future Subordinated Obligations of the Company;

•	are guaranteed by each Subsidiary Guarantor on a senior basis; and

•	are subject to registration with the SEC pursuant to the registration rights agreement.
Principal, Maturity and Interest
      The Company will initially issue the Notes with a maximum aggregate principal amount of $175.0 million. The Company will issue the Notes in denominations of $1,000 and any integral multiple of $1,000. The Notes will mature on December 1, 2013. Subject to our compliance with the covenant described under the subheading “— Certain Covenants — Limitation on Indebtedness,” we are permitted, without the consent of the Holders, to issue more Notes from time to time under the Indenture with the same CUSIP number as the Notes (the “Additional Notes”). The Notes and the Additional Notes, if any, will be treated as a single class for all purposes of the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of the New Notes,” references to the Notes include any Additional Notes actually issued.
      Interest on these Notes will accrue at the rate of 10 3/4 % per annum and will be payable semiannually in arrears on June 1 and December 1, commenced on June 1, 2006. We will make each interest payment to the Holders of record on the immediately preceding May 15 and November 15. We will pay interest on overdue principal at 1% per annum in excess of the above rate and will pay interest on overdue installments of interest at such higher rate to the extent lawful.
      Interest on these Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.
      Additional interest may accrue on the Notes in certain circumstances pursuant to the registration rights agreement.

Optional Redemption
      Except as set forth below, we will not be entitled to redeem the Notes at our option prior to December 1, 2009.
      On and after December 1, 2009, we will be entitled at our option to redeem all or a portion of these Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed in percentages of principal amount on the redemption date), plus accrued interest to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on December 1 of the years set forth below:

Period	Redemption Price

2009	105.375%
2010	102.688%
2011 and thereafter	100.000%
      Prior to December 1, 2008, we will be entitled at our option, on one or more occasions, to redeem Notes in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the Notes originally issued at a redemption price (expressed as a percentage of principal amount) of 110.75%, plus accrued and unpaid interest to the redemption date, with the Net Cash Proceeds from one or more Equity Offerings; provided, however, that

•	at least 65% of such aggregate principal amount of Notes remains outstanding immediately after the occurrence of each such redemption (other than Notes held, directly or indirectly, by the Company or its Subsidiaries); and

•	each such redemption occurs within 90 days after the date of the related Equity Offering.
      Prior to December 1, 2009, we will be entitled at our option to redeem all or a portion of the Notes at a redemption price equal to 100% of the principal amount of the Notes plus the Applicable Premium as of, and accrued and unpaid interest to, the redemption date (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date). Notice of such redemption must be mailed by first-class mail to each Holder’s registered address not less than 30 nor more than 60 days prior to the redemption date.
      “Adjusted Treasury Rate” means, with respect to any redemption date, (i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after December 1, 2009, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (ii) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, in each case calculated on the third Business Day immediately preceding the redemption date, plus .50%.
      “Applicable Premium” means with respect to a Note at any redemption date, the greater of (i) 1.00% of the principal amount of such Note and (ii) the excess of (A) the present value at such redemption date of (1) the redemption price of such Note on December 1, 2009 (such redemption price being described in the second paragraph in this “— Optional Redemption” section exclusive of any accrued interest) plus (2) all required remaining scheduled interest payments due on such Note through December 1, 2009 (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate, over (B) the principal amount of such note on such redemption date.
      “Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the Notes from the redemption date to December 1, 2009, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a maturity most nearly equal to December 1, 2009.
      “Comparable Treasury Price” means, with respect to any redemption date, if clause (ii) of the Adjusted Treasury Rate is applicable, the average of three, or such lesser number as is obtained by the Trustee, Reference Treasury Dealer Quotations for such redemption date.
      “Quotation Agent” means one of the Reference Treasury Dealers selected by the Trustee as directed by the Company.
      “Reference Treasury Dealer” means three nationally recognized investment banking firms selected by the Company that are primary U.S. Government securities dealers.
      “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day immediately preceding such redemption date.
Selection and Notice of Redemption
      If we are redeeming less than all the Notes at any time, the Trustee will select Notes on a pro rata basis except to the extent necessary to avoid having an outstanding aggregate principal amount of notes that is not in a multiple of $1,000.
      We will redeem Notes with an aggregate value of $1,000 or less in whole and not in part. We will cause notices of redemption to be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder to be redeemed at its registered address.
      If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount thereof to be redeemed. We will issue a new Note in a principal amount equal to the unredeemed portion of the original Note in the name of the Holder upon cancelation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.
Mandatory Redemption; Offers to Purchase; Open Market Purchases
      We are not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, we may be required to offer to purchase Notes as described under the captions “— Change of Control” and “— Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock.” We may at any time and from time to time purchase Notes in the open market or otherwise.
Guaranties
      There will be no Subsidiary Guarantors on the Issue Date, but any subsidiary that we form or acquire in the future may be obligated to become a Subsidiary Guarantor. The Subsidiary Guarantors will jointly and severally guarantee, on a senior unsecured basis, our obligations under these Notes. The obligations of each Subsidiary Guarantor under its Subsidiary Guaranty will be limited as necessary to prevent that Subsidiary Guaranty from constituting a fraudulent conveyance under applicable law. See “Risk Factors — Risks Relating to the Notes.”

      Each Subsidiary Guarantor that makes a payment under its Subsidiary Guaranty will be entitled upon payment in full of all guaranteed obligations under the Indenture to a contribution from each other Subsidiary Guarantor in an amount equal to such other Subsidiary Guarantor’s pro rata portion of such payment based on the respective net assets of all the Subsidiary Guarantors at the time of such payment determined in accordance with GAAP.
      If a Subsidiary Guaranty were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the applicable Subsidiary Guarantor, and, depending on the amount of such indebtedness, a Subsidiary Guarantor’s liability on its Subsidiary Guaranty could be reduced to zero. See “Risk Factors — Risks Relating to the Notes.”
      Pursuant to the Indenture, (A) a Subsidiary Guarantor may consolidate with, merge with or into, or transfer all or substantially all its assets to any other Person to the extent described below under “— Certain Covenants — Merger and Consolidation” and (B) the Capital Stock of a Subsidiary Guarantor may be sold or otherwise disposed of to another Person to the extent described below under “— Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock”; provided, however, that, in the case of a consolidation, merger or transfer of all or substantially all the assets of such Subsidiary Guarantor, if such other Person is not the Company or a Subsidiary Guarantor, such Subsidiary Guarantor’s obligations under its Subsidiary Guaranty must be expressly assumed by such other Person, except that such assumption will not be required in the case of:

(1) the sale or other disposition (including by way of consolidation or merger) of a Subsidiary Guarantor, including the sale or disposition of Capital Stock of a Subsidiary Guarantor, following which such Subsidiary Guarantor is no longer a Restricted Subsidiary; or

(2) the sale or disposition of all or substantially all the assets of a Subsidiary Guarantor;
in each case other than to the Company or a Restricted Subsidiary of the Company and as permitted by the Indenture and if in connection therewith the Company provides an Officers’ Certificate to the Trustee to the effect that the Company will comply with its obligations under the covenant described under “— Limitation on Sales of Assets and Subsidiary Stock” in respect of such disposition. Upon any sale or disposition described in clause (1) or (2) above, the obligor on the related Subsidiary Guaranty will be released from its obligations thereunder.
      The Subsidiary Guaranty of a Subsidiary Guarantor also will be released:

(1) upon the designation of such Subsidiary Guarantor as an Unrestricted Subsidiary;

(2) at such time as such Subsidiary Guarantor does not have any Indebtedness outstanding that would have required such Subsidiary Guarantor to enter into a Guaranty Agreement pursuant to the covenant described under “— Certain Covenants — Future Guarantors”; or

(3) if we exercise our legal defeasance option or our covenant defeasance option as described under “— Defeasance” or if our obligations under the Indenture are discharged in accordance with the terms of the Indenture.
Ranking

Senior Indebtedness versus Notes
      The payment of the principal of, premium, if any, and interest on the Notes and the payment of any Subsidiary Guaranty will rank pari passu in right of payment to the Senior Indebtedness of the Company or the relevant Subsidiary Guarantor, as the case may be, including the obligations of the Company and such Subsidiary Guarantor under the Credit Agreements or any Guarantees entered into in connection therewith.

      As of March 26, 2006:

•	we have $50.0 million of senior secured indebtedness, with $35.0 million available and undrawn under our committed senior secured revolving credit facility and $75.0 million available and undrawn under our uncommitted senior secured term facility; and

•	our non-guarantor subsidiaries have net indebtedness and other liabilities of $6.2 million.
      The Notes are unsecured obligations of the Company. Secured debt and other secured obligations of the Company (including obligations with respect to the Credit Agreement) will be effectively senior to the Notes to the extent of the value of the assets securing such debt or other obligations.
      Although the Indenture contains limitations on the amount of additional Indebtedness that the Company and the Subsidiary Guarantors may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness. See “— Certain Covenants — Limitation on Indebtedness.”

Liabilities of Subsidiaries versus Notes
      A portion of our operations are conducted through our subsidiaries. Our existing subsidiaries are not Guaranteeing the Notes, and, as described above under “— Guaranties,” Subsidiary Guaranties may be released under certain circumstances. In addition, our future subsidiaries may not be required to Guarantee the Notes. Claims of creditors of any non-guarantor subsidiaries, including trade creditors and creditors holding indebtedness or Guarantees issued by such non-guarantor subsidiaries, and claims of preferred shareholders of such non-guarantor subsidiaries generally will have priority with respect to the assets and earnings of such non-guarantor subsidiaries over the claims of our creditors, including Holders, even if such claims do not constitute Senior Indebtedness. Accordingly, the Notes will be effectively subordinated to creditors (including trade creditors) and preferred shareholders, if any, of such non-guarantor subsidiaries.
      At March 26, 2006, the net liabilities of our subsidiaries were approximately $6.2 million, including trade payables. Although the Indenture limits the incurrence of Indebtedness and preferred stock by certain of our subsidiaries, such limitation is subject to a number of significant qualifications. Moreover, the Indenture does not impose any limitation on the incurrence by such subsidiaries of liabilities that are not considered Indebtedness under the Indenture. See “— Certain Covenants — Limitation on Indebtedness.”
Change of Control
      Upon the occurrence of any of the following events (each a “Change of Control”), each Holder shall have the right to require that the Company repurchase such Holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date):

(1) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (1) such person shall be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company;

(2) individuals who on the Issue Date constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was (A) approved by a vote of the majority of the directors of the Company then still in office who were either directors on the Issue Date or whose election or nomination for election was previously so approved or (B) approved by Permitted Holders, as the case may be) cease for any reason to constitute a majority of the Board of Directors then in office;

(3) the adoption of a plan relating to the liquidation or dissolution of the Company; or

(4) the merger or consolidation of the Company or Parent with or into another Person or the merger of another Person with or into the Company or Parent, or the sale of all or substantially all the assets of the Company or Parent (determined on a consolidated basis) to another Person other than (A) a transaction in which the survivor or transferee is one or more Permitted Holders or a Person or Persons controlled by one or more of the Permitted Holders or (B) a transaction following which (i) in the case of a merger or consolidation transaction, holders of securities that represented 100% of the Voting Stock of the Company or Parent, as the case may be, immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the Voting Stock of the surviving Person in such merger or consolidation transaction immediately after such transaction and in substantially the same proportion as before the transaction and (ii) in the case of a sale of assets transaction, each transferee becomes a Subsidiary of the transferor of such assets and in the case of a transferee of the Company, becomes an obligor in respect of the Notes.

      Within 30 days following any Change of Control, we will mail a notice to each Holder with a copy to the Trustee (the “Change of Control Offer”) stating:

(1) that a Change of Control has occurred and that such Holder has the right to require us to purchase such Holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date);

(2) the circumstances and relevant facts regarding such Change of Control (including information with respect to pro forma historical income, cash flow and capitalization, in each case after giving effect to such Change of Control);

(3) the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4) the instructions, as determined by us, consistent with the covenant described hereunder, that a Holder must follow in order to have its Notes purchased.
      We will not be required to make a Change of Control Offer following a Change of Control if:

(1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer; or

(2) the Company has called all the Notes for redemption pursuant to the optional redemption provisions described under “— Optional Redemption.”
      We will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, we will comply with the applicable securities laws and regulations and shall not be deemed to have breached our obligations under the covenant described hereunder by virtue of our compliance with such securities laws or regulations.
      The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of the Company and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Company and the Initial Purchasers. We have no present intention to engage in a transaction involving a Change of

Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to Incur additional Indebtedness are contained in the covenants described under “— Certain Covenants — Limitation on Indebtedness,” “— Limitation on Liens,” and “Limitation on Sale/ Leaseback Transactions.” Such restrictions can only be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford Holders protection in the event of a highly leveraged transaction.
      The Revolving Credit Agreement will provide that the occurrence of certain change of control events with respect to the Company would constitute a default thereunder. In the event that, at the time of such Change of Control, the terms of any Senior Indebtedness of the Company (including the Revolving Credit Agreement) restrict or prohibit the purchase of Notes following such Change of Control, then prior to the mailing of the notice to Holders but in any event within 30 days following any Change of Control, we undertake to (1) repay in full all such Senior Indebtedness or (2) obtain the requisite consents under the agreements governing such Senior Indebtedness to permit the repurchase of the Notes. If we do not repay such Senior Indebtedness or obtain such consents, we will remain prohibited from purchasing Notes. In such case, our failure to comply with the foregoing undertaking after appropriate notice and lapse of time would result in an Event of Default under the Indenture, which would, in turn, constitute a default under the Credit Agreements.
      Future indebtedness that we may incur may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repurchase of such indebtedness upon a Change of Control. Moreover, the exercise by the Holders of their right to require us to repurchase their Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to the Holders following the occurrence of a Change of Control may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.
      The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Company to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Company. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder may require the Company to make an offer to repurchase the Notes as described above.
      The provisions under the Indenture relative to our obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the Notes.
Certain Covenants
      The Indenture contains covenants including, among others, the following:

Limitation on Indebtedness
      (a) The Company will not, and will not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided, however, that the Company or any Subsidiary Guarantor will be entitled to Incur Indebtedness if, on the date of such Incurrence and after giving effect thereto on a pro forma basis, (i) the Consolidated Leverage Ratio would be less than (x) 6.00 to 1.00 if such Indebtedness is Incurred on or prior to May 31, 2007, (y) 5.75 to 1.00 if such Indebtedness is Incurred after May 31, 2007 and on or prior to November 30, 2008 or (z) 5.50 to 1.00 if such Indebtedness is Incurred after November 30, 2008 and (ii) if such Indebtedness to be Incurred is Senior Indebtedness, then the Senior

Leverage Ratio would be less than (A) 5.25 to 1.00 if such Senior Indebtedness is Incurred on or prior to May 31, 2007 or (B) 5.00 to 1.00 if such Senior Indebtedness is Incurred after May 31, 2007.
      (b) Notwithstanding the foregoing paragraph (a), the Company and the Restricted Subsidiaries will be entitled to Incur any or all of the following Indebtedness:

(1) Indebtedness Incurred by the Company or any Subsidiary Guarantor pursuant to any Credit Agreement; provided, however, that, immediately after giving effect to any such Incurrence, the aggregate principal amount of all Indebtedness Incurred under this clause (1) and then outstanding does not exceed the greater of (A) $85.0 million less the sum of all principal payments with respect to such Indebtedness pursuant to paragraph (a)(3)(A) of the covenant described under “— Limitation on Sales of Assets and Subsidiary Stock” and (B) the sum of (i) 50% of the book value of the inventory of the Company and its Restricted Subsidiaries and (ii) 80% of the book value of the accounts receivable of the Company and its Restricted Subsidiaries;

(2) Indebtedness owed to and held by the Company or a Restricted Subsidiary; provided, however, that (A) any subsequent issuance or transfer of any Capital Stock which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or a Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the obligor thereon, (B) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the Notes, and (C) if a Subsidiary Guarantor is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations of such Subsidiary Guarantor with respect to its Subsidiary Guaranty; provided further, however, that any Indebtedness Incurred pursuant to this clause (2) shall not be required to be subordinated as set forth in paragraphs (B) and (C) of the immediately preceding proviso at any time during which such Indebtedness is evidenced by a note and such note constitutes collateral that secures any Senior Indebtedness of the Company or a Subsidiary Guarantor;

(3) the Notes (other than any Additional Notes) and the Exchange Notes;

(4) Indebtedness outstanding on the Issue Date (other than Indebtedness described in clause (1), (2) or (3) of this covenant);

(5) Indebtedness of a Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary of the Company or was acquired by the Company); provided, however, that on the date of such acquisition and after giving pro forma effect thereto, the Company would have been entitled to Incur at least $1.00 of additional Indebtedness pursuant to paragraph (a) of this covenant;

(6) Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (3), (4), (5), (10) or this clause (6); provided, however, that to the extent such Refinancing Indebtedness directly or indirectly Refinances Indebtedness of a Restricted Subsidiary Incurred pursuant to clause (5), such Refinancing Indebtedness shall be Incurred only by such Restricted Subsidiary;

(7) Hedging Obligations consisting of (A) Interest Rate Agreements or Currency Agreements entered into in the ordinary course of business and not for the purpose of speculation and directly related to Indebtedness permitted to be Incurred by the Company and its Restricted Subsidiaries pursuant to the Indenture; or (B) Commodity Agreements related to the prices of raw materials purchased by the Company and its Restricted Subsidiaries;

(8) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of its Incurrence;

(9) any Guarantee (including the Subsidiary Guaranties) by the Company or a Subsidiary Guarantor of Indebtedness of the Company or any Subsidiary so long as the Incurrence of such Indebtedness by the Company or such Subsidiary Guarantor is permitted under the terms of the Indenture;

(10) Indebtedness of the Company and its Restricted Subsidiaries, to the extent the proceeds thereof are immediately used after the Incurrence thereof to purchase Notes tendered in an offer to purchase made as a result of a Change of Control;

(11) Indebtedness (including Capital Lease Obligations) Incurred by the Company or any Restricted Subsidiary to finance the purchase, lease or improvement of property (real or personal) or equipment that is used or useful in a Related Business (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) and any Indebtedness that Refinances any Indebtedness Incurred under this clause (11); provided, however, that the aggregate principal amount of all Indebtedness then outstanding and incurred pursuant to this clause (11) does not exceed the greater of (x) $15.0 million and (y) 3.0% of Consolidated Total Assets;

(12) Indebtedness Incurred by the Company or any Restricted Subsidiary constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including letters of credit in respect of workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance or other Indebtedness with respect to reimbursement-type obligations regarding workers’ compensation claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(13) Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustments to purchase price or similar obligations, in each case, Incurred or assumed in connection with the acquisition or disposition of any business, assets or a Subsidiary, other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such disposed business, assets or Subsidiary for the purpose of financing such acquisition; provided, however, that the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds, including non-cash proceeds (the Fair Market Value of such non-cash proceeds being measured at the time received and without giving effect to any subsequent changes in value), actually received by the Company and any Restricted Subsidiaries in connection with such disposition;

(14) obligations in respect of performance, bid, surety and appeal bonds and performance and completion guarantees provided by the Company or any Restricted Subsidiary or obligations in respect of letters of credit related thereto, in each case in the ordinary course of business or consistent with past practice;

(15) Indebtedness Incurred by a Securitization Subsidiary in a Qualified Securitization Financing that is not recourse (except for Standard Securitization Undertakings) to the Company or any of its Restricted Subsidiaries, other than a Securitization Subsidiary;

(16) Indebtedness consisting of promissory notes issued by the Company or any Subsidiary Guarantor to current or former officers, directors and employees, their respective estates, spouses or former spouses to finance the purchase or redemption of Capital Stock of the Company or any of its direct or indirect parent entities permitted by the covenant described under the caption “— Limitation on Restricted Payments”;

(17) Indebtedness Incurred by a Foreign Subsidiary in an aggregate principal amount which, when taken together with all other Indebtedness of Foreign Subsidiaries Incurred pursuant to this clause (17) and then outstanding, does not exceed the greater of (A) $5.0 million and (B) 5% of

Consolidated Foreign Assets as of the end of the Company’s most recent fiscal quarter for which financial statements are available; and

(18) Indebtedness of the Company or any Restricted Subsidiary in an aggregate principal amount which, when taken together with all other Indebtedness of the Company and the Restricted Subsidiaries outstanding on the date of such Incurrence and Incurred pursuant to this clause (18), does not exceed $10.0 million.

      (c) For purposes of determining compliance with this covenant:

(1) any Indebtedness remaining outstanding under the Credit Agreements after the application of the net proceeds from the sale of the Notes and the Incurrence of loans under the Credit Agreements will be treated as Incurred on the Issue Date under clause (1) of paragraph (b) above;

(2) in the event that an item of Indebtedness (or any portion thereof) meets the criteria of more than one of the types of Indebtedness described above, the Company, in its sole discretion, will classify such item of Indebtedness (or any portion thereof) at the time of Incurrence and will only be required to include the amount and type of such Indebtedness in one of the above clauses;

(3) the Company will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described above; and

(4) following the date of its Incurrence, any Indebtedness originally classified as Incurred pursuant to paragraph (a) or pursuant to any clause in paragraph (b) above (other than clause (b)(1) above) may later be reclassified by the Company such that it will be deemed as having been Incurred pursuant to paragraph (a) or any clause of paragraph (b) to the extent that such reclassified Indebtedness could be Incurred pursuant to paragraph (a) or such clause of paragraph (b) at the time of such reclassification.
Limitation on Restricted Payments
      (a) The Company will not, and will not permit any Restricted Subsidiary, directly or indirectly, to make a Restricted Payment if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

(1) a Default shall have occurred and be continuing (or would result therefrom);

(2) the Company is not entitled to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “— Limitation on Indebtedness”; or

(3) the aggregate amount of such Restricted Payment and all other Restricted Payments (the amount of any payments made in property other than in cash to be valued at the Fair Market Value of such property) since the Issue Date would exceed the sum of (without duplication):

(A) 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from October 1, 2005 to the end of the most recent fiscal quarter for which internal financial statements are available prior to the date of such Restricted Payment (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit); plus

(B) 100% of the aggregate Net Cash Proceeds and the Fair Market Value of any other property or assets, in each case received by the Company from the issuance or sale of its Capital Stock (other than Disqualified Stock) subsequent to the Issue Date (other than an issuance or sale to a Subsidiary of the Company and other than an issuance or sale to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees) and 100% of any cash capital and the Fair Market Value of any other property and assets contributed to the Company from its shareholders (other than Excluded Contributions) subsequent to the Issue Date; plus

(C) the amount by which Indebtedness of the Company is reduced on the Company’s balance sheet upon the conversion or exchange subsequent to the Issue Date of any Indebtedness of the Company for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or the Fair Market Value of any other property, distributed by the Company upon such conversion or exchange); provided, however, that the foregoing amount shall not exceed the Net Cash Proceeds received by, and the Fair Market Value of any other property and assets contributed to, the Company or any Restricted Subsidiary from the sale of such Indebtedness (excluding Net Cash Proceeds from sales to a Subsidiary of the Company or to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees); plus

(D) to the extent not included in Consolidated Net Income, an amount equal to the sum of (i) the net reduction in the Investments (other than Permitted Investments and excluding Investments made pursuant to clause (12) or (14) of the next succeeding paragraph) made by the Company or any Restricted Subsidiary in any Person resulting from repurchases, repayments or redemptions of such Investments by such Person, proceeds realized on the sale of such Investment and proceeds representing the return of capital, in each case received by the Company or any Restricted Subsidiary, and (ii) to the extent such Person is an Unrestricted Subsidiary, the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the amount calculated pursuant to clause (ii) shall not include any Investments made by the Company or a Restricted Subsidiary pursuant to clause (12) or (14) of the next succeeding paragraph or as a Permitted Investment.
      (b) The preceding provisions will not prohibit:

(1) any Restricted Payment made out of the Net Cash Proceeds of the substantially concurrent sale of, or made by exchange for, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees) or a substantially concurrent cash capital contribution received by the Company from its shareholders; provided, however, that (A) such Restricted Payment shall be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale or such cash capital contribution (to the extent so used for such Restricted Payment) shall be excluded from the calculation of amounts under clause (3)(B) of paragraph (a) above;

(2) any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations of the Company or a Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent Incurrence of, other Subordinated Obligations of such Person which are permitted to be Incurred pursuant to the covenant described under “— Limitation on Indebtedness”; provided, however, that such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value shall be excluded in the calculation of the amount of Restricted Payments;

(3) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; provided, however, that the payment of such dividend (but not the declaration) shall be excluded in the calculation of the amount of Restricted Payments;

(4) so long as no Default has occurred and is continuing, the purchase, redemption or other acquisition of shares of Capital Stock of the Company, any of its direct or indirect parent entities (including Parent) or any of its Subsidiaries from employees, former employees, directors, former directors, consultants or former consultants of the Company or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors, former directors, consultants or former consultants), pursuant to the terms of the agreements (including employment agreements) or plans

(or amendments thereto) approved by the Board of Directors under which such individuals purchase or sell or are granted the option to purchase or sell, shares of such Capital Stock; provided, however, that the aggregate amount of such Restricted Payments (excluding amounts representing cancellation of Indebtedness) shall not exceed $5.0 million; provided further, however, that such amount in any calendar year may be increased by an amount not to exceed (A) the cash proceeds from the sale of Capital Stock (other than Disqualified Stock) of the Company and, to the extent contributed to the Company, from the sale of Capital Stock of any of its direct or indirect parent entities, in each case to members of management, directors or consultants of the Company, any of its Subsidiaries or any of its direct or indirect parent entities that occurs after the Issue Date plus (B) the cash proceeds of “key man” life insurance policies received by the Company or its Restricted Subsidiaries after the Issue Date; less (C) the amount of any Restricted Payments previously made pursuant to clauses (A) and (B) of this clause (4) (provided, however, that the Company may elect to apply all or any portion of the aggregate increase contemplated by clauses (A) and (B) above to an increase in the amount of Restricted Payments that may be made pursuant to clause (a)(3) of this covenant); provided further, however, that such purchases, redemptions and other acquisitions shall be excluded in the calculation of the amount of Restricted Payments;

(5) the declaration and payment of dividends on Disqualified Stock issued pursuant to the covenant described under “— Limitation on Indebtedness”; provided, however, that at the time of payment of such dividend, no Default shall have occurred and be continuing (or result therefrom); provided further, however, that such dividends shall be excluded in the calculation of the amount of Restricted Payments;

(6) repurchases of Capital Stock deemed to occur upon exercise of stock options if such Capital Stock represents a portion of the exercise price of such options; provided, however, that such Restricted Payments shall be excluded in the calculation of the amount of Restricted Payments;

(7) cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of the Company; provided, however, that any such cash payment shall not be for the purpose of evading the limitation of the covenant described under this subheading (as determined in good faith by the Board of Directors); provided further, however, that such payments shall be excluded in the calculation of the amount of Restricted Payments;

(8) in the event of a Change of Control, and if no Default shall have occurred and be continuing, the payment, purchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of the Company or any Subsidiary Guarantor or Preferred Stock of the Company or any Restricted Subsidiary, in each case, at a purchase price not greater than 101% of the principal amount of such Subordinated Obligations, or 101% of the liquidation preference or face amount of such Preferred Stock, plus, in each case, any accrued and unpaid interest or dividends thereon; provided, however, that prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, the Company (or a third party to the extent permitted by the Indenture) has made a Change of Control Offer with respect to the Notes as a result of such Change of Control and has repurchased all Notes validly tendered and not withdrawn in connection with such Change of Control Offer; provided further, however, that such payments, purchases, redemptions, defeasances or other acquisitions or retirements shall be included in the calculation of the amount of Restricted Payments;

(9) payments of intercompany subordinated Indebtedness, the Incurrence of which was permitted under the covenant described under “— Limitation on Indebtedness”; provided, however, that no Default has occurred and is continuing or would otherwise result therefrom; provided further, however, that such payments shall be excluded in the calculation of the amount of Restricted Payments;

(10) in the event of an Asset Disposition that requires the Company to offer to repurchase Notes pursuant to the covenant described under “— Limitation on Sales of Assets and Subsidiary

Stock,” and if no Default shall have occurred and be continuing, the payment, purchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of the Company or any Subsidiary Guarantor or Preferred Stock of the Company or any Restricted Subsidiary, in each case, at a purchase price not greater than 100% of the principal amount (or, if such Subordinated Obligations were issued with original issue discount, 100% of the accreted value) of such Subordinated Obligations, or 100% of the liquidation preference or face amount of such Preferred Stock, plus, in each case, any accrued and unpaid interest or dividends thereon; provided, however, that (A) prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, the Company has made an offer with respect to the Notes pursuant to the provisions of the covenant described under “— Limitation on Sales of Assets and Subsidiary Stock” and has repurchased all Notes validly tendered and not withdrawn in connection with such offer and (B) the aggregate amount of all such payments, purchases, redemptions, defeasances or other acquisitions or retirements of all such Subordinated Obligations or Preferred Stock may not exceed (x) the amount by which Net Available Cash was reduced as a result of the offer with respect to the Notes less (y) the Net Available Cash actually used to consummate the offer of the Notes (and any other Senior Indebtedness of the Company or any Subsidiary Guarantor included in such offer); provided further, however, that such payments, purchases, redemptions, defeasances, or other acquisitions or retirements shall be included in the calculation of the amount of Restricted Payments;

(11) the declaration and payment of dividends or distributions to holders of any class or series of Designated Preferred Stock issued after the Issue Date and the declaration and payment of dividends to any direct or indirect parent entity of the Company the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock of any direct or indirect parent entity of the Company issued after the Issue Date; provided, however, that (A) for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock, after giving effect to such issuance (and the payment of dividends or distributions thereon that would be payable during such four full fiscal quarters) on a pro forma basis, the Company would have had a Consolidated Coverage Ratio of at least 2.0 to 1 and (B) the aggregate amount of dividends declared and paid pursuant to this clause (11) does not exceed the Net Cash Proceeds actually received by the Company from any such sale of such Designated Preferred Stock issued after the Issue Date; provided, however, that such Restricted Payments shall be excluded in the calculation of the amount of Restricted Payments;

(12) Investments in Unrestricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (12) that are at the time outstanding, not to exceed $7.5 million (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that such Restricted Payments shall be excluded in the calculation of the amount of Restricted Payments;

(13) the payment of dividends on the Company’s common stock following the first public offering of the Company’s common stock or the common stock of Parent after the Issue Date of up to 6.0% per annum of the Net Cash Proceeds received by or contributed to the Company after the Issue Date in any such public offering, other than public offerings with respect to the Company’s common stock or the common stock of such parent entities registered on Form S-4 or Form S-8; provided, however, that such Restricted Payments shall be included in the calculation of the amount of Restricted Payments;

(14) Investments that are made with Excluded Contributions; provided, however, that such Restricted Payments shall be excluded in the calculation of the amount of Restricted Payments;

(15) distributions or payments of Securitization Fees and purchases of Securitization Assets pursuant to a Securitization Repurchase Obligation in connection with a Qualified Securitization

Financing; provided, however, that such Restricted Payments shall be excluded in the calculation of the amount of Restricted Payments;

(16) the declaration and payment of dividends to, or the making of loans to, Parent in amounts required for Parent to pay, without duplication:

(A) franchise taxes and other fees, taxes and expenses required to maintain its corporate existence;

(B) customary salary, bonus, severance and other benefits payable to, and indemnities provided on behalf of, officers and employees of Parent to the extent such salaries, bonuses, severance, indemnities and other benefits are attributable to the ownership or operation of the Company and its Restricted Subsidiaries;

(C) general corporate overhead expenses for Parent to the extent such expenses are attributable to the ownership or operation of the Company and its Restricted Subsidiaries; and

(D) reasonable fees and expenses incurred in connection with any unsuccessful debt or equity offering by Parent;

provided, however, that such Restricted Payments shall be excluded in the calculation of the amount of Restricted Payments;

(17) the payment to Parent of an amount equal to the aggregate amount of management, consulting, monitoring and advisory fees and related reasonable expenses that Parent is obligated to pay to the Sponsor or any of its Affiliates (without duplication of any similar amounts payable by the Company) pursuant to the Management Agreement or any amendment thereto (so long as any such amendment is not less advantageous to the holders of the Notes in any material respect than the Management Agreement); provided, however, that at the time of and after giving effect to such payment, no Default shall have occurred and be continuing or would occur as a consequence thereof; provided, however, that such Restricted Payments shall be excluded in the calculation of the amount of Restricted Payments;

(18) payments to Parent in connection with the existence of, or the performance by such parent entity of its obligations under the terms of, the Shareholders Agreement (including any registration rights agreement or purchase agreements related thereto to which it is a party on the Issue Date and any similar agreement that it may enter into thereafter); provided, however, that at the time of and after giving effect to such payment, no Default shall have occurred and be continuing or would occur as a consequence thereof; provided further, however, that the existence of, or the performance by such parent entity of its obligations under, any future amendment to the Shareholders Agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (18) to the extent that the terms of any such existing agreement together with all amendments thereto, taken as a whole, or new agreement are not otherwise more disadvantageous to holders of the Notes in any material respect than the original agreement as in effect on the Issue Date; provided, however, that such Restricted Payments shall be excluded in the calculation of the amount of Restricted Payments;

(19) for so long as the Company is a member of a group filing a consolidated or combined tax return with Parent, payments to Parent in respect of an allocable portion of the tax liabilities of such group that are attributable to the Company and the Restricted Subsidiaries (“Tax Payments”); provided, however, that the aggregate Tax Payments made since the Issue Date shall not exceed the lesser of:

(A) the aggregate amount since the Issue Date of the relevant tax (including any penalties and interest) that the Company would owe if the Company were filing a separate tax return (or a separate consolidated or combined return with the Restricted Subsidiaries that are members of the Company’s consolidated or combined group), taking into account any carryovers and carrybacks of tax attributes (such as net operating losses) of the Company and such Restricted Subsidiaries from other taxable years;

(B) the aggregate amount of the relevant tax that Parent actually owes to the appropriate taxing authority after the Issue Date;

provided further, however, that (i) any Tax Payments received from the Company shall be paid over to the appropriate taxing authority within 30 days of Parent’s receipt of such Tax Payments or refunded to the Company and (ii) such Tax Payments shall be excluded in the calculation of the amount of Restricted Payments;

(20) payments to Parent to the extent necessary to enable Parent to retire in full, including accrued and unpaid interest and any prepayment penalties associated therewith, its pay-in-kind subordinated notes outstanding on the Issue Date; provided, however, that the Consolidated Leverage Ratio of the Company, after giving effect to the making of such payments and the Incurrence of any Indebtedness related thereto, shall be less than 4.5 to 1.0; provided further, however, that such Restricted Payments shall be excluded in the calculation of the amount of Restricted Payments; or

(21) Restricted Payments in an amount which, when taken together with all Restricted Payments made pursuant to this clause (21), does not exceed $7.5 million; provided, however, that (A) at the time of each such Restricted Payment, no Default shall have occurred and be continuing (or result therefrom) and (B) such dividends shall be excluded in the calculation of the amount of Restricted Payments.

Limitation on Restrictions on Distributions from Restricted Subsidiaries
      The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions on its Capital Stock to the Company or a Restricted Subsidiary or pay any Indebtedness owed to the Company, (b) make any loans or advances to the Company or (c) transfer any of its property or assets to the Company, except:

(1) with respect to clauses (a), (b) and (c) directly above,

(A) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date;

(B) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and outstanding on such date;

(C) any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (A) or (B) of clause (1) of this covenant or this clause (C) or contained in any amendment to an agreement referred to in clause (A) or (B) of clause (1) of this covenant or this clause (C); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are no less favorable to the Holders than encumbrances and restrictions with respect to such Restricted Subsidiary contained in such predecessor agreements;

(D) any encumbrance or restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(E) any encumbrance or restriction existing under Indebtedness or other contractual requirements of a Securitization Subsidiary in connection with a Qualified Securitization

Transaction; provided, however, that such restrictions apply only to such Securitization Subsidiary; and

(F) restrictions in agreements governing Indebtedness Incurred after the Issue Date that are, taken as a whole, no less favorable in any material respect to the holders of Notes than restrictions contained in agreements governing Indebtedness in effect on the Issue Date;

(2) with respect to clause (c) only,

(A) any encumbrance or restriction consisting of customary non-assignment provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease or the property leased thereunder;

(B) any encumbrance or restriction contained in security agreements, pledges, or mortgages securing Indebtedness or in Capital Lease Obligations of a Restricted Subsidiary to the extent such encumbrance or restriction restricts the transfer of the property subject to such security agreements, pledges, mortgages or Capital Lease Obligations;

(C) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(D) any encumbrance or restriction consisting of customary provisions limiting the disposition or distribution of assets or property in joint venture agreements, license agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into with the approval of the Company’s Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements;

(E) restrictions arising from any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary not otherwise prohibited by the Indenture;

(F) restrictions pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of the Company or any Restricted Subsidiary; and

(G) any encumbrance or restriction arising under applicable law, rule, regulation or order.

Limitation on Sales of Assets and Subsidiary Stock
      (a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Disposition unless:

(1) the Company or such Restricted Subsidiary receives consideration at the time of such Asset Disposition at least equal to the Fair Market Value (including as to the value of all non-cash consideration), as determined in good faith by the Board of Directors, of the shares and assets subject to such Asset Disposition;

(2) at least 75% of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of cash or cash equivalents or Additional Assets; and

(3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or such Restricted Subsidiary, as the case may be);

(A) first, to the extent the Company elects (or is required by the terms of any Indebtedness), to prepay, repay, redeem or purchase Senior Indebtedness of the Company or a Subsidiary Guarantor or Indebtedness (other than any Disqualified Stock) of any other Restricted Subsidiary (in each case other than Indebtedness owed to the Company or a Subsidiary of the Company) within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash;

(B) second, to the extent of the balance of such Net Available Cash after application in accordance with clause (A), to the extent the Company elects, to acquire Additional Assets within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; and

(C) third, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B), to make an offer to the Holders (and to holders of other Senior Indebtedness of the Company designated by the Company) to purchase Notes (and such other Senior Indebtedness of the Company) pursuant to and subject to the conditions contained in the Indenture;

provided, however, that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (A) or (C) (other than Indebtedness outstanding under a revolving credit facility of the Company or a Restricted Subsidiary) above, the Company or such Restricted Subsidiary shall permanently retire such Indebtedness and shall cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased.
      The 75% limitation in clause (2) above will not apply to any Asset Disposition in which the cash or cash equivalents received therefrom, determined in accordance with the second following paragraph, are equal to or greater than the after-tax cash and cash equivalents that would have been received therefrom had such provision applied.
      Notwithstanding the foregoing provisions of this covenant, the Company and the Restricted Subsidiaries will not be required to apply any Net Available Cash in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions which is not applied in accordance with this covenant exceeds $10.0 million. Pending application of Net Available Cash pursuant to this covenant, such Net Available Cash shall be invested in Temporary Cash Investments or applied to temporarily reduce revolving credit Indebtedness.
      For the purposes of this covenant, the following are deemed to be cash or cash equivalents:

(1) the assumption or discharge of liabilities of the Company (other than obligations in respect of Disqualified Stock of the Company or in respect of liabilities that are by their terms subordinated to the Notes) or any Restricted Subsidiary (other than obligations in respect of Disqualified Stock or Preferred Stock of a Subsidiary Guarantor or in respect of liabilities that are by their terms subordinated to the Subsidiary Guaranty of a Subsidiary Guarantor) and the release of the Company or such Restricted Subsidiary from all liability on such liabilities in connection with such Asset Disposition;

(2) securities received by the Company or any Restricted Subsidiary from the transferee that are converted by the Company or such Restricted Subsidiary into cash within 180 days of the receipt of such securities, to the extent of the cash received in that conversion; and

(3) Designated Non-cash Consideration in an amount not to exceed in the aggregate at any one time outstanding the greater of (A) $10.0 million and (B) 2.0% of Consolidated Total Assets as of the end of the Company’s most recent fiscal quarter for which internal financial statements are available.
      (b) In the event of an Asset Disposition that requires the purchase of Notes (and other Senior Indebtedness of the Company or of a Subsidiary Guarantor) pursuant to clause (a)(3)(C) above, the Company will purchase Notes tendered pursuant to an offer by the Company for the Notes (and such other Senior Indebtedness) at a purchase price of 100% of their principal amount (or, in the event such other Senior Indebtedness was issued with significant original issue discount, 100% of the accreted value thereof) without premium, plus accrued but unpaid interest (or, in respect of such other Senior Indebtedness, such lesser price, if any, as may be provided for by the terms of such Senior Indebtedness) in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. If the aggregate purchase price of the securities tendered exceeds the Net Available Cash allotted to their purchase, the Company will select the securities to be purchased on a pro rata basis but in round denominations, which in the case of the Notes will be denominations of $1,000 principal amount or multiples thereof. The Company shall not be required to make such an offer to purchase Notes (and other Senior Indebtedness of the Company or of a Subsidiary Guarantor) pursuant to this covenant if the Net Available Cash available therefor is less than $10.0 million (which lesser amount shall be carried forward for purposes of determining whether such an offer is required with respect to the Net Available Cash from any subsequent Asset Disposition). Upon completion of such an offer to purchase, Net Available Cash will be reset to zero and any Net Available Cash that in fact remains after the completion of such offer to purchase may be used by the Company or the Restricted Subsidiaries for any purpose not otherwise prohibited by the Indenture.
      (c) The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue of its compliance with such securities laws or regulations.

Limitation on Affiliate Transactions
      (a) The Company will not, and will not permit any Restricted Subsidiary to, enter into, make or amend any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with, or for the benefit of, any Affiliate of the Company (an “Affiliate Transaction”) unless:

(1) the terms of the Affiliate Transaction are no less favorable to the Company or such Restricted Subsidiary than those that could be obtained at the time of the Affiliate Transaction in arm’s-length dealings with a Person who is not an Affiliate;

(2) if such Affiliate Transaction involves an amount in excess of $5.0 million, the terms of the Affiliate Transaction are set forth in writing and a majority of the directors of the Company disinterested with respect to such Affiliate Transaction have determined in good faith that the criteria set forth in clause (1) are satisfied and have approved the relevant Affiliate Transaction as evidenced by a resolution of the Board of Directors; and

(3) if such Affiliate Transaction involves an amount in excess of $15.0 million, the Board of Directors shall also have received a written opinion from an Independent Qualified Party to the effect that such Affiliate Transaction is fair, from a financial standpoint, to the Company and its Restricted Subsidiaries or is not less favorable to the Company and its Restricted Subsidiaries than could reasonably be expected to be obtained at the time in an arm’s-length transaction with a Person who was not an Affiliate.
      (b) The provisions of the preceding paragraph (a) will not prohibit:

(1) any Investment (other than an Investment described in clauses (1) and (2) of the definition of “Permitted Investment”) or other Restricted Payment, in each case permitted to be made pursuant to the covenant described under “— Limitation on Restricted Payments”, other than a Restricted Payment made pursuant to clause (b)(1) of such covenant;

(2) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors;

(3) loans or advances to employees in the ordinary course of business of the Company or its Restricted Subsidiaries, but in any event not to exceed $2.0 million in the aggregate outstanding at any one time;

(4) the payment of reasonable fees to directors of the Company and its Restricted Subsidiaries who are not employees of the Company or its Restricted Subsidiaries in the ordinary course of business;

(5) any transaction with the Company, a Restricted Subsidiary or joint venture or similar entity which would constitute an Affiliate Transaction solely because the Company or a Restricted Subsidiary owns an equity interest in or otherwise controls such Restricted Subsidiary, joint venture or similar entity;

(6) the issuance or sale of any Capital Stock (other than Disqualified Stock) of the Company;

(7) payments made by the Company or any Restricted Subsidiary to the Sponsor and any of its Affiliates for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including in connection with acquisitions or divestitures, which payments are approved by a majority of the disinterested members of the Board of Directors in good faith pursuant to the Management Agreement;

(8) transactions in which the Company or any Restricted Subsidiary delivers to the Trustee a letter from an Independent Qualified Party stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (1) of the preceding paragraph;

(9) the Refinancing and the payment of all transaction, underwriting, commitment and other fees and expenses incurred in connection with the Refinancing;

(10) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture that are fair to the Company or its Restricted Subsidiaries, in the reasonable determination of the members of the Board of Directors, or are on terms at least as favorable as would reasonably have been entered into at such time with an unaffiliated party;

(11) the entering into of any tax sharing agreement or arrangement and the making of any Tax Payments thereunder to the extent permitted by clause (19) of the second paragraph of the covenant described under “— Limitation on Restricted Payments”;

(12) any contribution to the capital of the Company;

(13) any agreement as in effect on the Issue Date or any renewals or extensions of any such agreement (so long as such renewals or extensions are not less favorable to the Company or the Restricted Subsidiaries) and the transactions evidenced thereby; and

(14) transactions between the Company or any of its Restricted Subsidiaries and any Person, a director of which is also a director of the Company or any direct or indirect parent company of the Company and such director is the sole cause for such Person to be deemed an Affiliate of the Company or any of its Restricted Subsidiaries; provided, however, that such director abstains from voting as director of the Company or such direct or indirect parent company, as the case may be, on any matter involving such other Person.

Limitation on Line of Business
      The Company will not, and will not permit any Restricted Subsidiary, to engage in any business other than a Related Business, except to the extent as would not be material to the Company and the Restricted Subsidiaries, taken as a whole.

Limitation on Liens
      The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, Incur or permit to exist any Lien (the “Initial Lien”) of any nature whatsoever on any of its properties (including Capital Stock of a Restricted Subsidiary), whether owned at the Issue Date or thereafter acquired, securing any Indebtedness, other than Permitted Liens, without effectively providing that the Notes shall be secured equally and ratably with (or prior to, in the event such Indebtedness is a Subordinated Obligation) the obligations so secured for so long as such obligations are so secured.
      Any Lien created for the benefit of the Holders of the Notes pursuant to the preceding sentence shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Initial Lien.

Limitation on Sale/ Leaseback Transactions
      The Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale/ Leaseback Transaction with respect to any property unless:

(1) the Company or such Restricted Subsidiary would be entitled to (A) Incur Indebtedness in an amount equal to the Attributable Debt with respect to such Sale/ Leaseback Transaction pursuant to the covenant described under “— Limitation on Indebtedness” and (B) create a Lien on such property securing such Attributable Debt without equally and ratably securing the Notes pursuant to the covenant described under “— Limitation on Liens”;

(2) the net proceeds received by the Company or any Restricted Subsidiary in connection with such Sale/ Leaseback Transaction are at least equal to the fair market value (as determined by the Board of Directors) of such property; and

(3) the Company applies the proceeds of such transaction in compliance with the covenant described under “— Limitation on Sale of Assets and Subsidiary Stock”.
Merger and Consolidation
      (a) The Company will not consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, directly or indirectly, all or substantially all its assets to, any Person, unless:

(1) the resulting, surviving or transferee Person (the “Successor Company”) shall be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company) shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture;

(2) immediately after giving pro forma effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Restricted Subsidiary as a result of such transaction as having been Incurred by such Successor Company or such Restricted Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

(3) immediately after giving pro forma effect to such transaction, (A) the Successor Company would be able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “— Limitation on Indebtedness” or (B) there would be no increase in the Consolidated Leverage Ratio compared to that immediately prior to such transaction; and

(4) the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture;
provided, however, that clause (3) will not be applicable to (A) a Restricted Subsidiary consolidating with, merging into or transferring all or part of its properties and assets to the Company or to any Restricted Subsidiary or (B) the Company merging with an Affiliate of the Company solely for the purpose and with the sole effect of reincorporating the Company in another jurisdiction.
      For purposes of this covenant, the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.
      The Successor Company will be the successor to the Company and shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, and the predecessor Company, except in the case of a lease, shall be released from the obligation to pay the principal of and interest on the Notes.
      (b) The Company will not permit any Subsidiary Guarantor to consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to any Person unless:

(1) the resulting, surviving or transferee Person (if not such Subsidiary) shall be a Person organized and existing under the laws of the jurisdiction under which such Subsidiary was organized or under the laws of the United States of America, or any State thereof or the District of Columbia, and such Person shall expressly assume, by a Guaranty Agreement, in a form satisfactory to the Trustee, all the obligations of such Subsidiary, if any, under its Subsidiary Guaranty; provided, however, that the foregoing shall not apply in the case of a Subsidiary Guarantor (x) that has been disposed of in its entirety to another Person (other than to the Company or a Subsidiary of the Company), whether through a merger, consolidation or sale of Capital Stock or assets or (y) that, as a result of the disposition of all or a portion of its Capital Stock, ceases to be a Subsidiary, in both cases, if in connection therewith the Company provides an Officers’ Certificate to the Trustee to the effect that the Company will comply with its obligations under the covenant described under “— Limitation on Sales of Assets and Subsidiary Stock” in respect of such disposition;

(2) immediately after giving effect to such transaction or transactions on a pro forma basis (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such Person at the time of such transaction), no Default shall have occurred and be continuing; and

(3) the Company delivers to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such Guaranty Agreement, if any, complies with the Indenture.

Future Guarantors
      The Company will cause each domestic Restricted Subsidiary that Incurs any Indebtedness (other than Indebtedness permitted to be Incurred pursuant to clause (2), (4), (8), (12), (13), (14) or (15) of paragraph (b) of the covenant described under “— Limitation on Indebtedness”) to, and each Foreign Subsidiary that enters into a Guarantee of any Indebtedness (other than a Foreign Subsidiary that Guarantees Indebtedness Incurred by another Foreign Subsidiary) to, in each case, at the same time, execute and deliver to the Trustee a Guaranty Agreement pursuant to which such Restricted Subsidiary will Guarantee payment of the Notes on the same terms and conditions as those set forth in the Indenture.

Payment for Consents
      The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all holders of the Notes that so consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

SEC Reports
      At all times while any Notes are outstanding, the Company will provide the Trustee and Holders with such annual and other reports as are equivalent to those specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such reports to be so provided at the times specified for a non-accelerated filer for the filings of such reports under such Sections and containing all the information, audit reports and exhibits required for such reports. From and after the effectiveness of the Exchange Offer Registration Statement or the Shelf Registration Statement, the Company will file such reports with the SEC (subject to the next sentence), in addition to providing them to the Trustee and Holders. If, at any time subsequent to the consummation of the exchange offer contemplated by the registration rights agreement, the Company is not subject to the periodic reporting requirements of the Exchange Act for any reason, the Company will nevertheless continue filing the reports specified in the preceding two sentences with the SEC within the time periods required unless the SEC will not accept such a filing. The Company agrees that it will not take any action for the purpose of causing the SEC not to accept any such filings. The Company will post the reports specified in the first sentence above on its website within the time periods that would apply if the Company were required to file those reports with the SEC.
      Notwithstanding the foregoing, the Company may satisfy the requirement set forth in the first sentence of the preceding paragraph prior to the effectiveness of the Exchange Offer Registration Statement or the Shelf Registration Statement, to the extent that any such Registration Statement contains substantially the same information as would be required to be provided by the Company pursuant to such first sentence, by providing the Trustee and Holders with such Registration Statement (and any amendments thereto) promptly following the filing thereof.
      In the event that any direct or indirect parent company of the Company is or becomes a Guarantor, the Indenture will permit the Company to satisfy its obligations in this covenant with respect to financial information relating to the Company by furnishing financial information relating to such direct or indirect parent company; provided, however, that the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such direct or indirect parent company and any of its Subsidiaries other than the Company and its Subsidiaries, on the one hand, and the information relating to the Company, the Guarantors and the other Subsidiaries of the Company on a standalone basis, on the other hand.
      At any time that any of the Company’s Subsidiaries are Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.
      In addition, the Company will furnish to the Holders and to prospective investors, upon the requests of such Holders, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the Notes are not freely transferable under the Securities Act.
Defaults
      Each of the following is an “Event of Default”:

(1) a default in the payment of interest on the Notes when due, continued for 30 days;

(2) a default in the payment of the principal of any Note when due at its Stated Maturity, upon optional redemption, upon required purchase, upon declaration of acceleration or otherwise;

(3) the failure by the Company to comply for 45 days after notice with any of its obligations in the covenants described above under “Change of Control” (other than a failure to purchase Notes) or under “— Certain Covenants — Merger and Consolidation”;

(4) the failure (other than a failure described in clauses (1)-(3) above) by the Company or any Subsidiary Guarantor to comply for 60 days after notice with its other agreements contained in the Indenture;

(5) Indebtedness of the Company, any Subsidiary Guarantor or any Significant Subsidiary is not paid within any applicable grace period after final maturity or is accelerated prior to final maturity by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $7.5 million (the “cross acceleration provision”);

(6) certain events of bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary (the “bankruptcy provisions”);

(7) any judgment or decree for the payment of money in excess of $7.5 million over amounts covered by insurance as to which the insurer(s) have not disclaimed liability is entered against the Company, a Subsidiary Guarantor or any Significant Subsidiary, remains outstanding for a period of 60 consecutive days following such judgment and is not discharged, waived or stayed (the “judgment default provision”); or

(8) a Subsidiary Guaranty ceases to be in full force and effect (other than in accordance with the terms of the Indenture or such Subsidiary Guaranty) or a Subsidiary Guarantor denies or disaffirms its obligations under its Subsidiary Guaranty.
However, a Default under clauses (3) and (4) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding Notes notify the Company of the Default and the Company does not cure such Default within the time specified after receipt of such notice.
      If an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable; provided, however, that so long as any Bank Indebtedness remains outstanding, no such acceleration shall be effective until the earlier of (1) five Business Days after the giving of written notice to the Company and each administrative agent (or similar agent if there is no administrative agent) under the Credit Agreements and (2) the day on which any Bank Indebtedness is accelerated. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and interest on all the Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. Under certain circumstances, the holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.
      In the event of a declaration of acceleration of the Notes because an Event of Default has occurred and is continuing as a result of an Event of Default described in clause (5) of the second preceding paragraph, the declaration of acceleration of the Notes shall be automatically annulled if the holders of any Indebtedness described in clause (5) of the second preceding paragraph have rescinded the declaration of acceleration in respect of such Indebtedness within 20 days of the date of the declaration and if all other existing Events of Default, except nonpayment of principal or interest on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived.
      Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder may pursue any remedy with respect to the Indenture or the Notes unless:

(1) such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

(3) such Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5) holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.
Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability.
      If a Default occurs, is continuing and is known to the Trustee, the Trustee must mail to each Holder notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any Note, the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is not opposed to the interest of the Holders. In addition, we are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. We are required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action we are taking or propose to take in respect thereof.
Amendment, Supplement and Waiver
      Subject to certain exceptions, the Indenture may be amended or supplemented with the consent of the holders of a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange for the Notes) and any past default or compliance with any provisions may also be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note affected thereby, an amendment or waiver may not, among other things:

(1) reduce the principal amount of Notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the rate of or extend the time for payment of interest on any Note;

(3) reduce the principal amount of or change the Stated Maturity of any Note;

(4) reduce the amount payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under “— Optional Redemption” above;

(5) make any Note payable in money other than that stated in such Note;

(6) impair the right of any Holder to receive payment of principal of and interest on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes;

(7) make any change in the amendment provisions which require each Holder’s consent or in the waiver provisions;

(8) make any change in the ranking or priority of any Note that would adversely affect the Holders; or

(9) make any material change in, or release other than in accordance with the Indenture, any Subsidiary Guaranty that would adversely affect the Holders.

      Notwithstanding the preceding, without the consent of any Holder, the Company, the Subsidiary Guarantors and the Trustee may amend or supplement the Indenture:

(1) to cure any ambiguity, omission, defect or inconsistency;

(2) to provide for the assumption by a successor corporation of the obligations of the Company or any Subsidiary Guarantor under the Indenture;

(3) to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code);

(4) to add Guarantees with respect to the Notes, including any Subsidiary Guaranties, or to secure the Notes;

(5) to add to the covenants of the Company or a Subsidiary Guarantor for the benefit of the Holders or to surrender any right or power conferred upon the Company or a Subsidiary Guarantor;

(6) to make any change that does not adversely affect the rights of any Holder pursuant to the Indenture;

(7) to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act;

(8) to make any amendment to the provisions of the Indenture relating to the transfer and legending of Notes; provided, however, that (a) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any other applicable securities law and (b) such amendment does not materially and adversely affect the rights of Holders to transfer Notes;

(9) to conform the text of the Indenture, the Subsidiary Guarantees or the Notes to any provision of this Description of the New Notes to the extent that such provision in this Description of Notes was intended to be a verbatim recitation of a provision of the indenture, the Subsidiary Guarantees or the Notes; or

(10) to provide for the issuance of Additional Notes in accordance with the limitations set forth in the Indenture as of the Issue Date.
      The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.
      After an amendment under the Indenture becomes effective, we are required to mail to the Holders a notice briefly describing such amendment. However, the failure to give such notice to all Holders, or any defect therein, will not impair or affect the validity of the amendment.
Transfer
      The Notes will be issued in registered form and will be transferable only upon the surrender of the Notes being transferred for registration of transfer. We may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.
Satisfaction and Discharge
      When we (1) deliver to the Trustee all outstanding Notes for cancelation or (2) all outstanding Notes have become due and payable, whether at maturity or on a redemption date as a result of the mailing of notice of redemption, and, in the case of clause (2), we irrevocably deposit with the Trustee funds sufficient to pay at maturity or upon redemption all outstanding Notes, including interest thereon to maturity or such redemption date, and if in either case we pay all other sums payable under the Indenture by us, then the Indenture shall, subject to certain exceptions, cease to be of further effect.
Defeasance
      At any time, we may terminate all our obligations under the Notes and the Indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes.
      In addition, at any time we may terminate our obligations under “— Change of Control” and under the covenants described under “— Certain Covenants” (other than the covenant described under “— Merger and Consolidation”), the operation of the cross acceleration provision, the bankruptcy provisions with respect to Subsidiary Guarantors and Significant Subsidiaries and the judgment default provision described under “— Defaults” above and the limitations contained in clause (3) of the first paragraph under “— Certain Covenants — Merger and Consolidation” above (“covenant defeasance”).
      We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If we exercise our covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (3), (5), (6) (with respect only to Significant Subsidiaries and Subsidiary Guarantors), (7) or (8) under “— Defaults” above or because of the failure of the Company to comply with clause (3) of the first paragraph under “— Certain Covenants — Merger and Consolidation” above. If we exercise our legal defeasance option or our covenant defeasance option, each Subsidiary Guarantor will be released from all of its obligations with respect to its Subsidiary Guaranty.
      In order to exercise either of our defeasance options, we must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that Holders will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).
Concerning the Trustee
      Wells Fargo Bank, N.A. is to be the Trustee under the Indenture. We have appointed Wells Fargo Bank, N.A. as registrar and paying agent with regard to the Notes.
      The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest it must either eliminate such conflict within 90 days or apply to the SEC for permission to continue or resign.
      The holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. If an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

No Personal Liability of Directors, Officers, Employees and Shareholders
      No director, officer, employee, incorporator or shareholder of the Company or any of its Affiliates or any Subsidiary Guarantor will have any liability for any obligations of the Company or any Subsidiary Guarantor under the Notes, any Subsidiary Guaranty or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder, by accepting a Note, waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver and release may not be effective to waive liabilities under the U.S. Federal securities laws, and it is the view of the SEC that such a waiver is against public policy.
Governing Law
      The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.
Certain Definitions
      “Additional Assets” means:

(1) any assets used or capable of being used in a Related Business;

(2) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; or

(3) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;
provided, however, that any such Restricted Subsidiary described in clause (2) or (3) above is primarily engaged in a Related Business.
      “Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.
      “Asset Disposition” means any sale, lease, transfer, issuance or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposition”), of:

(1) any shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary);

(2) all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary; or

(3) any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary, other than, in the case of clauses (1), (2) and (3) above,

(A) a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary;

(B) for purposes of the covenant described under “— Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock” only, (i) a disposition that constitutes a Restricted Payment (or would constitute a Restricted Payment but for the exclusions from the definition thereof) and that is not prohibited by the covenant described under “— Certain Covenants — Limitation on Restricted Payments” and (ii) a disposition of all or substantially all the assets of the Company in accordance with the covenant described under “— Certain Covenants — Merger and Consolidation”;

(C) a disposition of assets with a Fair Market Value of less than $1.0 million;

(D) a disposition of cash or Temporary Cash Investments;

(E) the creation of a Lien (but not the sale or other disposition of the property subject to such Lien);

(F) a disposition of obsolete or worn out property or equipment in the ordinary course of business or inventory (or other assets) held for sale in the ordinary course of business and dispositions of property no longer used or useful in the conduct of the business;

(G) the lease, assignment, sublease, license or sublicense of any real or personal property in the ordinary course of business;

(H) disposition of an account receivable in connection with the collection or compromise thereof;

(I) sales of Securitization Assets and related assets of the type specified in the definition of “Securitization Financing” to a Securitization Subsidiary in connection with any Qualified Securitization Financing;

(J) a transfer of Securitization Assets and related assets of the type specified in the definition of “Securitization Financing” (or a fractional undivided interest therein) by a Securitization Subsidiary in a Qualified Securitization Financing;

(K) the sale or lease of inventory or licensing on a non-exclusive basis of intellectual property;

(L) condemnations on, the taking by eminent domain of, or forfeitures of, property or assets; and

(M) the sale of any property in a Sale/ Leaseback Transaction within six months of the acquisition of such property.
      “Attributable Debt” in respect of a Sale/ Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/ Leaseback Transaction (including any period for which such lease has been extended); provided, however, that if such Sale/ Leaseback Transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation.”
      “Average Life” means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing:

(1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of or redemption or similar payment with respect to such Indebtedness multiplied by the amount of such payment by

(2) the sum of all such payments.
      “Bank Indebtedness” means all Obligations pursuant to the Credit Agreements.
      “Board of Directors” means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board.
      “Business Day” means each day which is not a Legal Holiday.
      “Capital Lease Obligation” means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. For purposes of the covenant described under “— Certain Covenants — Limitation on Liens”, a Capital Lease Obligation will be deemed to be secured by a Lien on the property being leased.
      “Capital Stock” of any Person means any and all shares, interests (including partnership interests), rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.
      “Code” means the Internal Revenue Code of 1986, as amended.
      “Commodity Agreement” means any non-speculative agreement entered into by the Company or any Restricted Subsidiary in order to hedge for price fluctuations of raw materials used or usable in the ordinary course of business of the Company.
      “Consolidated Coverage Ratio” as of any date of determination means the ratio of (x) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which internal financial statements are available to (y) Consolidated Interest Expense for such four fiscal quarters; provided, however, that:

(1) if the Company or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period;

(2) if the Company or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period;

(3) if since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Disposition, EBITDA for such period shall be reduced by an amount equal to EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to EBITDA (if negative), directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(4) if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction requiring a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition had occurred on the first day of such period; and

(5) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) above if made by the Company or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition had occurred on the first day of such period.
For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months).
      If any Indebtedness is Incurred under a revolving credit facility and is being given pro forma effect, the interest on such Indebtedness shall be calculated based on the average daily balance of such Indebtedness for the four fiscal quarters subject to the pro forma calculation to the extent that such Indebtedness was Incurred solely for working capital purposes.
      “Consolidated Foreign Assets” means, as of any date of determination, the total amount of assets (but without duplication) that would appear on a combined balance sheet of the Company’s Foreign Subsidiaries, determined on a combined basis in accordance with GAAP.
      “Consolidated Interest Expense” means, for any period, (a) the total interest expense of the Company and its consolidated Restricted Subsidiaries, plus, (b) to the extent not included in such total interest expense, and to the extent Incurred by the Company or its Restricted Subsidiaries, without duplication:

(1) interest expense attributable to Capital Lease Obligations;

(2) amortization of debt discount;

(3) capitalized interest;

(4) non-cash interest expense;

(5) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

(6) net payments pursuant to interest rate Hedging Obligations (including amortization of fees);

(7) dividends accrued in respect of all Disqualified Stock of the Company and all Preferred Stock of any Restricted Subsidiary, in each case, held by Persons other than the Company or a Restricted Subsidiary (other than dividends payable solely in Capital Stock (other than Disqualified Stock) of the Company); provided, however, that such dividends will be multiplied by a fraction, the numerator of which is one and the denominator of which is one minus the effective combined tax rate of the issuer of such Preferred Stock (expressed as a decimal) for such period (as estimated by the chief financial officer of the Company in good faith);

(8) interest Incurred in connection with Investments in discontinued operations;

(9) interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by (or secured by the assets of) the Company or any Restricted Subsidiary (other than a pledge of the Capital Stock of an Unrestricted Subsidiary to secure Indebtedness of such Unrestricted Subsidiary); and

(10) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company) in connection with Indebtedness Incurred by such plan or trust.
less (c) interest income actually received in cash for such period; provided, however, that Securitization Fees and amortization of debt issuance costs shall not be deemed to constitute Consolidated Interest Expense.
      “Consolidated Leverage Ratio” as of any date of determination means the ratio of (x) the aggregate amount of (i) Indebtedness of the Company and its Restricted Subsidiaries as of such date of determination less (ii) the aggregate amount of cash and cash equivalents of the Company and its Restricted Subsidiaries as of such date of determination to (y) EBITDA for the most recent four consecutive fiscal quarters for which internal financial statements are available prior to such date of determination (the “Reference Period”); provided, however, that:

(1) if the transaction giving rise to the need to calculate the Consolidated Leverage Ratio is an Incurrence of Indebtedness, the amount of such Indebtedness and the amount of cash and cash equivalents shall be calculated after giving effect on a pro forma basis to such Indebtedness and to the use of proceeds of such Indebtedness;

(2) if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged on the date of the transaction giving rise to the need to calculate the Consolidated Leverage Ratio (other than, in each case, Indebtedness Incurred under any revolving credit agreement unless commitments thereunder are permanently reduced), the aggregate amount of Indebtedness and cash and cash equivalents shall be calculated on a pro forma basis;

(3) if since the beginning of the Reference Period the Company or any Restricted Subsidiary shall have made any Asset Disposition, the EBITDA for the Reference Period shall be reduced by an amount equal to the EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for the Reference Period or increased by an amount equal to the EBITDA (if negative) directly attributable thereto for the Reference Period;

(4) if since the beginning of the Reference Period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of assets which constitutes all or substantially all of an operating unit of a business, EBITDA for the Reference Period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition had occurred on the first day of the Reference Period; and

(5) if since the beginning of the Reference Period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such Reference Period) shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) above if made by the Company or a Restricted Subsidiary during the Reference Period, EBITDA for the Reference Period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition had occurred on the first day of the Reference Period.
For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any interest rate agreement applicable to such Indebtedness if such interest rate agreement has a remaining term in excess of 12 months).

      If any Indebtedness is incurred under a revolving credit facility and is being given pro forma effect, the interest on such Indebtedness shall be calculated based on the average daily balance of such Indebtedness for the four fiscal quarters subject to the pro forma calculation to the extent such Indebtedness was incurred solely for working capital purposes.
      “Consolidated Net Income” means, for any period, the net income of the Company and its consolidated Subsidiaries; provided, however, that there shall not be included in such Consolidated Net Income:

(1) any net income of any Person (other than the Company) if such Person is not a Restricted Subsidiary, except that:

(A) subject to the exclusion contained in clause (4) below, the Company’s equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (3) below); and

(B) the Company’s equity in a net loss of any such Person (other than an Unrestricted Subsidiary) for such period shall be included in determining such Consolidated Net Income up to the aggregate amount of cash or other property actually paid or contributed by the Company or a Restricted Subsidiary to fund such loss and (ii) the Company’s equity in a net loss of an Unrestricted Subsidiary for such period shall be excluded;

(2) any net income (or loss) of any Person acquired by the Company or a Subsidiary in a pooling of interests transaction (or any transaction accounted for in a manner similar to a pooling of interests) for any period prior to the date of such acquisition;

(3) solely for the purpose of determining the amount available for Restricted Payments under clause (3) of the first paragraph of “— Certain Covenants — Limitation on Restricted Payments,” any net income of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that:

(A) subject to the exclusion contained in clause (4) below, the Company’s equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary, to the limitation contained in this clause); and

(B) the Company’s equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income up to the aggregate amount of cash or other property actually paid or contributed by the Company or another Restricted Subsidiary to fund such loss;

(4) any gain (or loss) realized upon the sale or other disposition of any assets of the Company, its consolidated Subsidiaries or any other Person (including pursuant to any sale-and-leaseback arrangement) which are not sold or otherwise disposed of in the ordinary course of business and any gain (or loss) realized upon the sale or other disposition of any Capital Stock of any Person;

(5) any net after-tax extraordinary, unusual or nonrecurring gains, losses, charges or expenses (including severance, relocation, transition and other restructuring costs and litigation settlements or losses);

(6) the cumulative effect of a change in accounting principles;

(7) any unrealized non-cash gains or losses or charges in respect of Hedging Obligations (including those resulting from the application of FAS 133);

(8) any non-cash compensation charge arising from any grant of stock, stock options or other equity-based awards;

(9) any gains or losses (less all fees and expenses or charges relating thereto) attributable to the early extinguishment of Indebtedness;

(10) the effect of any non-cash items resulting from amortization (including, but not limited to, any software amortization costs included in depreciation or production depreciation and software amortization costs), write-up, write-down or write-off of existing assets (including intangible assets, goodwill and deferred financing costs) or assets acquired in connection with the Refinancing or any future acquisition, merger, consolidation or similar transaction (excluding any such non-cash item to the extent that it represents an accrual of or reserve for cash expenditures in any future period except to the extent such item is subsequently reversed);

(11) any income or loss from discontinued operations and any gains or losses on disposal of discontinued operations;

(12) any non-cash impairment charges resulting from the application of Statement of Financial Accounting Standards Nos. 142 and 144 and the amortization of intangibles arising pursuant to No. 141;

(13) accruals and reserves that are established within twelve months after the Issue Date and that are so required to be established in accordance with GAAP; provided, however, that any non-cash item that represents an accrual or reserve for a cash expenditure for a future period shall be treated as an expense in such future period when cash is paid (except to the extent such item would otherwise be excluded under this definition); and

(14) fees, expenses and charges in connection with the Refinancing;
in each case, for such period; provided further, however, that an amount equal to the distributions actually made in respect of such period in accordance with clause (19) of the second paragraph of the covenant described under “— Certain Covenants — Restricted Payments” shall be included as though such amounts had been paid as income taxes for such period. Notwithstanding the foregoing, for the purposes of the covenant described under “— Certain Covenants — Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Income any repurchases, repayments or redemptions of Investments, proceeds realized on the sale of Investments or return of capital to the Company or a Restricted Subsidiary to the extent such repurchases, repayments, redemptions, proceeds or returns increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(3)(D) thereof.
      “Consolidated Total Assets” as of any date of determination, means the total amount of assets which would appear on a consolidated balance sheet of the Company and its consolidated Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP.
      “Credit Agreements” means the Revolving Credit Agreement and the Term Credit Agreement.
      “Currency Agreement” means any foreign exchange contract, currency derivative, currency swap agreement or other similar agreement with respect to currency values.
      “Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.
      “Designated Non-cash Consideration” means any non-cash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Disposition that is designated as Designated Non-cash Consideration pursuant to an Officers’ Certificate of the Company. Such Officers’ Certificate shall state the basis of such valuation. A particular item of Designated Non-cash Consideration shall no longer be considered to be outstanding to the extent it has been sold or liquidated for cash and the related

Net Available Cash is applied as required under “— Certain Covenants  — Limitation on Sales of Assets and Subsidiary Stock.”
      “Designated Preferred Stock” means Preferred Stock of the Company or any direct or indirect parent entity of the Company (in each case, other than Disqualified Stock), that is issued for cash (other than to the Company or any of its Subsidiaries or an employee stock ownership plan or trust established by the Company or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officers’ Certificate, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (3) of the first paragraph of the covenant described under “— Certain Covenants — Limitation on Restricted Payments”; provided, however, that if such Preferred Stock is issued by any Parent, the proceeds therefrom (net of any costs of issuance) are contributed to the common equity of the Company.
      “Disqualified Stock” means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event:

(1) matures or is mandatorily redeemable (other than redeemable only for Capital Stock of such Person which is not itself Disqualified Stock) pursuant to a sinking fund obligation or otherwise;

(2) is convertible or exchangeable at the option of the holder for Indebtedness or Disqualified Stock; or

(3) is mandatorily redeemable or must be purchased upon the occurrence of certain events or otherwise, in whole or in part;
in each case on or prior to the 91st day following the Stated Maturity of the Notes; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to purchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to the 91st day following the Stated Maturity of the Notes shall not constitute Disqualified Stock if:

(1) the “asset sale” or “change of control” provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the terms applicable to the Notes and described under “— Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock” and “— Change of Control”; and

(2) any such requirement only becomes operative after compliance with such terms applicable to the Notes, including the purchase of any Notes tendered pursuant thereto.
The amount of any Disqualified Stock that does not have a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were redeemed, repaid or repurchased on any date on which the amount of such Disqualified Stock is to be determined pursuant to the Indenture; provided, however, that if such Disqualified Stock could not be required to be redeemed, repaid or repurchased at the time of such determination, the redemption, repayment or repurchase price will be the book value of such Disqualified Stock as reflected in the most recent financial statements of such Person.
      “Domestic Restricted Subsidiary” means any Restricted Subsidiary that is not a Foreign Subsidiary.
      “EBITDA” for any period means the sum of Consolidated Net Income, plus the following to the extent deducted in calculating such Consolidated Net Income:

(1) all income tax expense of the Company and its consolidated Restricted Subsidiaries;

(2) Consolidated Interest Expense;

(3) depreciation and amortization expense of the Company and its consolidated Restricted Subsidiaries (excluding amortization expense attributable to a prepaid item that was paid in cash in a prior period);

(4) all other non-cash charges of the Company and its consolidated Restricted Subsidiaries (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenditures in any future period);

(5) any reasonable expenses or charges incurred in connection with any Equity Offering, Permitted Investment, acquisition, recapitalization or Indebtedness permitted to be Incurred under the Indenture (in each case whether or not consummated) or pursuant to the Refinancing;

(6) the amount of any business optimization expenses and restructuring charges or reserves (which, for the avoidance of doubt, shall include retention, severance, systems establishment cost, excess pension charges, contract termination costs, including future lease commitments, and costs to consolidate facilities and relocate employees);

(7) any net gain or loss resulting from Hedging Obligations;

(8) the amount of management, monitoring, consulting and advisory fees and related expenses paid by any direct or indirect parent company of the Company to the Sponsor (or any accruals relating to such fees and related expenses) during such period pursuant to the Management Agreement to the extent such payments were actually reimbursed by the Company; and

(9) Securitization Fees;
in each case for such period, less non-cash items increasing Consolidated Net Income of such Person for such period (excluding any items which represent either the accrual of revenue in the ordinary course of business or the reversal of any accrual of, or cash reserve for, anticipated cash charges made in any prior period).
      Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of, a Restricted Subsidiary shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion, including by reason of minority interests) that the net income or loss of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its shareholders.
      “Equity Offering” means any public or private sale of common stock or Preferred Stock of the Company or Parent (excluding Disqualified Stock of the Company), other than (i) public offerings with respect to common stock of the Company or of any of its direct or indirect parent entities registered on Form S-4 or Form S-8, (ii) any such public or private sale that constitutes an Excluded Contribution or (iii) an issuance to any Subsidiary of the Company.
      “Event of Default” has the meaning assigned under the caption “— Defaults.”
      “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.
      “Exchange Notes” means the debt securities of the Company issued pursuant to the Indenture in exchange for, and in an aggregate principal amount at maturity equal to, the Notes, in compliance with the terms of the registration rights agreement.
      “Excluded Contribution” means net cash proceeds or the Fair Market Value of other property or assets, in each case received by the Company and its Restricted Subsidiaries from:

(1) contributions to its common equity capital; and

(2) the sale (other than to a Subsidiary or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Company or any Subsidiary) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock), in each case designated as Excluded Contributions pursuant to an Officers’ Certificate on the date such capital contributions are made or the date such Capital Stock is sold, as the case may be, which are excluded from the calculation set forth in clause (3) of the first paragraph of the covenant contained under the caption “— Certain Covenants — Limitation on Restricted Payments.”
      “Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value will be determined in good faith by the Board of Directors, whose determination will be conclusive and evidenced by a resolution of such board of directors; provided, however, that for purposes of clause (a)(3) under “— Certain Covenants — Limitation on Restricted Payments,” if the Fair Market Value of the property or assets in question is so determined to be in excess of $15.0 million, such determination must be confirmed by an Independent Qualified Party. For purposes of determining the Fair Market Value of Capital Stock, the value of the Capital Stock of a Person shall be based upon such Person’s property and assets, exclusive of goodwill or any similar intangible asset.
      “Foreign Subsidiary” means any Restricted Subsidiary of the Company that is not organized under the laws of the United States of America or any State thereof or the District of Columbia.
      “GAAP” means generally accepted accounting principles in the United States of America as in effect as of the Issue Date, including those set forth in:

(1) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants;

(2) statements and pronouncements of the Financial Accounting Standards Board;

(3) such other statements by such other entity as approved by a significant segment of the accounting profession; and

(4) the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.
      “Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

(2) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);
provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.
      “Guarantor” shall mean any Person Guaranteeing any obligation.
      “Guaranty Agreement” means a supplemental indenture, in a form satisfactory to the Trustee, pursuant to which a Subsidiary Guarantor guarantees the Company’s obligations with respect to the Notes on the terms provided for in the Indenture.
      “Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement, Currency Agreement or Commodity Agreement.

      “Holder” means the Person in whose name a Note is registered on the Registrar’s books.
      “Incur” means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Restricted Subsidiary. The term “Incurrence” when used as a noun shall have a correlative meaning. Solely for purposes of determining compliance with “— Certain Covenants — Limitation on Indebtedness”:

(1) amortization of debt discount or the accretion of principal with respect to a non-interest bearing or other discount security;

(2) the payment of regularly scheduled interest in the form of additional Indebtedness of the same instrument or the payment of regularly scheduled dividends on Capital Stock in the form of additional Capital Stock of the same class and with the same terms; and

(3) the obligation to pay a premium in respect of Indebtedness arising in connection with the issuance of a notice of redemption or the making of a mandatory offer to purchase such Indebtedness will not be deemed to be the Incurrence of Indebtedness.
      “Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1) the principal in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, including, in each case, any premium on such indebtedness to the extent such premium has become due and payable;

(2) all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale/ Leaseback Transactions entered into by such Person;

(3) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding any accounts payable or other liability to trade creditors arising in the ordinary course of business and accrued expenses);

(4) all obligations of such Person for the reimbursement of any obligor on any letter of credit, bankers’ acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following payment on the letter of credit);

(5) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock of such Person or, with respect to any Preferred Stock of any Subsidiary of such Person, the liquidation preference with respect to such Preferred Stock (but excluding, in each case, any accrued dividends);

(6) all obligations of the type referred to in clauses (1) through (5) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

(7) all obligations of the type referred to in clauses (1) through (6) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person) (other than a pledge of Capital Stock of an Unrestricted Subsidiary to secure Indebtedness of such Unrestricted Subsidiary), the amount of such obligation being deemed to be the lesser of the Fair Market Value of such property or assets and the amount of the obligation so secured; and

(8) to the extent not otherwise included in this definition, Hedging Obligations of such Person;

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (a) contingent obligations incurred in the ordinary course of business and not in respect of borrowed money; (b) prepaid revenues; (c) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the respective seller; or (d) Obligations under or in respect of a Qualified Securitization Financing. Notwithstanding the foregoing, in connection with the purchase by the Company or any Restricted Subsidiary of any business, the term “Indebtedness” will exclude post-closing payment adjustments and indemnification payments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 30 days thereafter.
      The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations as described above at such date; provided, however, that the amount outstanding at any time of any Indebtedness issued with original issue discount shall be deemed to be the accreted value thereof at such time;
      “Independent Qualified Party” means an investment banking firm, accounting firm or appraisal firm of national standing; provided, however, that such firm is not an Affiliate of the Company.
      “Initial Purchasers” shall mean Credit Suisse First Boston LLC and TD Securities (USA) LLC.
      “Interest Rate Agreement” means any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement with respect to exposure to interest rates.
      “Investment” in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extensions of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. If the Company or any Restricted Subsidiary issues, sells or otherwise disposes of any Capital Stock of a Person that is a Restricted Subsidiary such that, after giving effect thereto, such Person is no longer a Restricted Subsidiary, any Investment by the Company or any Restricted Subsidiary in such Person remaining after giving effect thereto will be deemed to be a new Investment at such time. The acquisition by the Company or any Restricted Subsidiary of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person at such time. Except as otherwise provided for herein, the amount of an Investment shall be its fair market value at the time the Investment is made and without giving effect to subsequent changes in value.
      For purposes of the definition of “Unrestricted Subsidiary,” the definition of “Restricted Payment” and the covenant described under “— Certain Covenants — Limitation on Restricted Payments”, “Investment” shall include:

(1) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to (A) the Company’s “Investment” in such Subsidiary at the time of such redesignation less (B) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

      “Issue Date” means November 30, 2005.
      “Legal Holiday” means a Saturday, a Sunday or a day on which banking institutions are not required to be open in the State of New York.
      “Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof); provided, however, that in no event shall an operating lease be deemed to constitute a Lien.
      “Management Agreement” means the Advisory Agreement dated as of December 12, 2004, among GMHC, GMH Acquisition Corp. and CVC Management LLC.
      “Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.
      “Net Available Cash” from an Asset Disposition means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other non-cash form), in each case net of:

(1) all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition;

(2) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition;

(3) all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries as a result of such Asset Disposition;

(4) the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition; and

(5) any portion of the purchase price from an Asset Disposition placed in escrow, whether as a reserve for adjustment of the purchase price, for satisfaction of indemnities in respect of such Asset Disposition or otherwise in connection with that Asset Disposition; provided, however, that upon the termination of that escrow, Net Available Cash will be increased by any portion of funds in the escrow that are released to the Company or any Restricted Subsidiary.
      “Net Cash Proceeds,” with respect to any issuance or sale of Capital Stock or Indebtedness, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.
      “Obligations” means, with respect to any Indebtedness, all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, and other amounts payable pursuant to the documentation governing such Indebtedness.
      “Officer” means the Chairman of the Board, the President, any Vice President, the Treasurer or the Secretary of the Company.
      “Officers’ Certificate” means a certificate signed by two Officers.

      “Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.
      “Parent” means Gallarus Media Holdings, Inc., a Delaware corporation and its successors, and each other Person that directly or indirectly owns 100% of the Voting Stock of the Company.
      “Permitted Holders” means Citigroup Venture Capital Equity Partners, L.P. and its Affiliates.
      “Permitted Investment” means an Investment by the Company or any Restricted Subsidiary in:

(1) the Company, a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Related Business;

(2) another Person if, as a result of such Investment, such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; provided, however, that such Person’s primary business is a Related Business;

(3) cash and Temporary Cash Investments;

(4) receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

(5) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6) loans or advances to employees made in the ordinary course of business consistent with past practices of the Company or such Restricted Subsidiary;

(7) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments;

(8) any Person to the extent such Investment represents the non-cash portion of the consideration received for (A) an Asset Disposition as permitted pursuant to the covenant described under “— Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock” or (B) a disposition of assets not constituting an Asset Disposition;

(9) any Person where such Investment was acquired by the Company or any of its Restricted Subsidiaries (A) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (B) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(10) any Person to the extent such Investments consist of prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits made in the ordinary course of business by the Company or any Restricted Subsidiary;

(11) any Person to the extent such Investments consist of Hedging Obligations otherwise permitted under the covenant described under “— Certain Covenants — Limitation on Indebtedness”;

(12) any Person to the extent such Investment exists on the Issue Date, and any extension, modification or renewal of any such Investments existing on the Issue Date, but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases thereof (other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms of such Investment as in effect on the Issue Date);

(13) Investments the payment for which consists of Capital Stock of the Company or any of its direct or indirect parent entities (in each case exclusive of Disqualified Stock);

(14) Investments consisting of licensing of intellectual property pursuant to joint marketing arrangements with other Persons;

(15) any Investment in a Securitization Subsidiary or any Investment by a Securitization Subsidiary in any other Person in connection with a Qualified Securitization Financing, including Investments of funds held in accounts permitted or required by the arrangements governing such Qualified Securitization Financing or any related Indebtedness; provided, however, that any Investment in a Securitization Subsidiary is in the form of a purchase money note, contribution of additional Securitization Assets or an equity interest;

(16) Investments consisting of the transfer of accounts receivable and related assets; and

(17) Persons to the extent such Investments, when taken together with all other Investments made pursuant to this clause (17) and outstanding on the date such Investment is made, do not exceed $15.0 million; provided, however, that if an Investment permitted pursuant to this clause (17) is made in any Person that is not a Restricted Subsidiary at the date of the making of such Investment and such Person becomes a Restricted Subsidiary after such date, the lesser of the amount of (A) such Investment and (B) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time such Person becomes a Restricted Subsidiary, shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (17).

      “Permitted Liens” means, with respect to any Person:

(1) pledges or deposits by such Person under worker’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review and Liens arising solely by virtue of any statutory or common law provision relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depository institution; provided, however, that (A) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company in excess of those set forth by regulations promulgated by the Federal Reserve Board and (B) such deposit account is not intended by the Company or any Restricted Subsidiary to provide collateral to the depository institution;

(3) Liens for property taxes not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings;

(4) Liens in favor of issuers of surety bonds issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(5) Liens to secure Indebtedness Incurred pursuant to clause (11) of paragraph (b) of the covenant entitled “Certain Covenants — Limitation on Indebtedness”;

(6) Liens to secure Senior Indebtedness Incurred pursuant to paragraph (a) or clauses (1), (2), (3), (4) (to the extent such Indebtedness is secured on the Issue Date), (6) (to the extent the Indebtedness being Refinanced thereunder is secured), (8), (9) (to the extent the Indebtedness being Guaranteed is secured), (10) (to the extent the Notes have been previously secured), (12), (13), (14), (15) (to the extent the Liens extend only to the assets of the Securitization Subsidiary), (17) (to the extent the Liens extend only to assets of Foreign Subsidiaries) and (18) of paragraph (b) of the covenant entitled “— Certain Covenants — Limitation on Indebtedness”;

(7) Liens existing on the Issue Date;

(8) Liens on property or shares of Capital Stock of another Person at the time such other Person becomes a Subsidiary of such Person; provided, however, that the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto);

(9) Liens on property at the time such Person or any of its Subsidiaries acquires the property, including any acquisition by means of a merger or consolidation with or into such Person or a Subsidiary of such Person; provided, however, that the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto);

(10) Liens securing Indebtedness or other obligations of a Subsidiary of such Person owing to such Person or a Restricted Subsidiary of such Person;

(11) Liens securing Hedging Obligations so long as such Hedging Obligations are permitted to be Incurred under the Indenture; and

(12) Liens to secure any Refinancing (or successive Refinancings) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clause (5), (7), (8), or (9); provided, however, that:

(A)	such new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(B)	the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (x) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clause (5), (7), (8) or (9) at the time the original Lien became a Permitted Lien and (y) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement.

Notwithstanding the foregoing, “Permitted Liens” will not include any Lien described in clause (5), (8) or (9) above to the extent such Lien applies to any Additional Assets acquired directly or indirectly from Net Available Cash pursuant to the covenant described under “— Certain Covenants — Limitation on Sale of Assets and Subsidiary Stock”.
      “Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.
      “Preferred Stock” as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.
      “principal” of a Note means the principal of the Note plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.

      “Products” means any products developed, acquired, produced, marketed or promoted by the Company or any of its Subsidiaries in connection with the conduct of a Related Business.
      “Qualified Securitization Financing” means any Securitization Financing of a Securitization Subsidiary that meets the following conditions: (i) the Board of Directors shall have determined in good faith that such Qualified Securitization Financing (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to the Company and the Securitization Subsidiary, (ii) all sales of Securitization Assets and related assets to the Securitization Subsidiary are made at fair market value (as determined in good faith by the Company) and (iii) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Company) and may include Standard Securitization Undertakings. The grant of a security interest in any Securitization Assets of the Company or any of its Restricted Subsidiaries (other than a Securitization Subsidiary) to secure Indebtedness under the Credit Agreements shall not be deemed a Qualified Securitization Financing.
      “Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, purchase, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. “Refinanced” and “Refinancing” shall have correlative meanings.
      “Refinancing Indebtedness” means Indebtedness that Refinances any Indebtedness of the Company or any Restricted Subsidiary existing on the Issue Date or Incurred in compliance with the Indenture, including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that:

(1) such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced;

(2) such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced;

(3) such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding (plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced; and

(4) if the Indebtedness being Refinanced is subordinated in right of payment to the Notes, such Refinancing Indebtedness is subordinated in right of payment to the Notes at least to the same extent as the Indebtedness being Refinanced;
provided further, however, that Refinancing Indebtedness shall not include (A) Indebtedness of a Subsidiary (other than a Subsidiary Guarantor) that Refinances Indebtedness of the Company or (B) Indebtedness of the Company or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.
      “Registration Rights Agreement” means the registration rights agreement dated November 30, 2005, among the Company, the Subsidiary Guarantors and the Initial Purchasers.
      “Related Business” means any business in which the Company or any of the Restricted Subsidiaries was engaged on the Issue Date and any business related, ancillary or complementary to such business.
      “Restricted Payment” with respect to any Person means:

(1) the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Capital Stock (other than (A) dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock), (B) dividends or distributions payable solely to the Company or a Restricted Subsidiary and (C) pro rata dividends or other distributions made by a Subsidiary that is not a Wholly Owned Subsidiary to minority shareholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation);

(2) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Capital Stock of the Company held by any Person (other than by a Restricted Subsidiary) or of any Capital Stock of a Restricted Subsidiary held by any Affiliate of the Company (other than by a Restricted Subsidiary), including in connection with any merger or consolidation and including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of the Company that is not Disqualified Stock);

(3) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations of the Company or any Subsidiary Guarantor (other than (A) from the Company or a Restricted Subsidiary or (B) the purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of the Company or any Subsidiary Guarantor purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase, redemption, defeasance or other acquisition or retirement); or

(4) the making of any Investment (other than a Permitted Investment) in any Person.

      “Restricted Subsidiary” means any Subsidiary of the Company that is not an Unrestricted Subsidiary.
      “Revolving Credit Agreement” means the Revolving Loan Credit Agreement dated as of November 30, 2005 to be entered into by and among the Company, the lenders party thereto, and Credit Suisse, as Administrative Agent, together with the related documents thereto (including the revolving loans thereunder, any guarantees and security documents), as amended, extended, renewed, restated, supplemented or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, and any agreement (and related document) including an indenture, governing Indebtedness incurred to Refinance, in whole or in part, the borrowings and commitments then outstanding or permitted to be outstanding under such Revolving Credit Agreement or successor Revolving Credit Agreement whether by the same or any other lender, investor or group of lenders or investors.
      “Sale/ Leaseback Transaction” means an arrangement relating to property owned by the Company or a Restricted Subsidiary on the Issue Date or thereafter acquired by the Company or a Restricted Subsidiary whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Restricted Subsidiary leases it from such Person.
      “SEC” means the U.S. Securities and Exchange Commission.
      “Securities Act” means the U.S. Securities Act of 1933, as amended.
      “Securitization Assets” means any accounts receivable or other revenue streams from Products subject to a Qualified Securitization Financing.
      “Securitization Fees” means reasonable distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Securitization Subsidiary in connection with any Qualified Securitization Financing.
      “Securitization Financing” means any transaction or series of transactions that may be entered into by the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries may sell, convey or otherwise transfer to (a) a Securitization Subsidiary (in the case of a transfer by the Company or any of its Subsidiaries) and (b) any other Person (in the case of a transfer by a Securitization Subsidiary), or may grant a security interest in, any Securitization Assets (whether now existing or arising in the future) of the Company or any of its Subsidiaries, and any assets related thereto including all collateral securing such Securitization Assets, all contracts and all guarantees or other obligations in respect of such Securitization Assets, proceeds of such Securitization Assets and other assets that are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving Securitization Assets and any Hedging Obligations entered into by the Company or any such Subsidiary in connection with such Securitization Assets.
      “Securitization Repurchase Obligation” means any obligation of a seller of Securitization Assets in a Qualified Securitization Financing to repurchase Securitization Assets arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, offset or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.
      “Securitization Subsidiary” means a Wholly Owned Subsidiary of the Company (or another Person formed for the purposes of engaging in a Qualified Securitization Financing in which the Company or any Subsidiary of the Company makes an Investment and to which the Company or any Subsidiary of the Company transfers Securitization Assets and related assets) that engages in no activities other than in connection with the financing of Securitization Assets of the Company or its Subsidiaries, all proceeds thereof and all rights (contingent and other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and which is designated by the Board of Directors or such other Person (as provided below) as a Securitization Subsidiary and (a) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by the Company or any other Subsidiary of the Company (excluding Guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings), (ii) is recourse to or obligates the Company or any other Subsidiary of the Company in any way other than pursuant to Standard Securitization Undertakings or (iii) subjects any property or asset of the Company or any other Subsidiary of the Company, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings, (b) with which neither the Company nor any other Subsidiary of the Company has any material contract, agreement, arrangement or understanding other than on terms which the Company reasonably believes to be no less favorable to the Company or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company and (c) to which neither the Company nor any other Subsidiary of the Company has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results. Any such designation by the Board of Directors or such other Person shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors or such other Person giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing conditions.
      “Senior Indebtedness” means with respect to any Person:

(1) Indebtedness of such Person, whether outstanding on the Issue Date or thereafter Incurred; and

(2) all other Obligations of such Person (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person whether or not post-filing interest is allowed in such proceeding) in respect of Indebtedness described in clause (1) above unless, in the case of clauses (1) and (2), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such Indebtedness or other Obligations are subordinate in right of payment to the Notes or the Subsidiary Guaranty of such Person, as the case may be; provided, however, that Senior Indebtedness shall not include:

(1) any obligation of such Person to the Company or any Subsidiary;

(2) any liability for Federal, state, local or other taxes owed or owing by such Person;

(3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments entering such liabilities);

(4) any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person; or

(5) that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the Indenture.

      “Senior Leverage Ratio” as of any date of determination means the ratio of (x) the aggregate amount of (i) Senior Indebtedness of the Company and its Restricted Subsidiaries as of such date of determination less (ii) the aggregate amount of cash and cash equivalents of the Company and its Restricted Subsidiaries as of such date of determination to (y) EBITDA for the most recent four consecutive fiscal quarters for which internal financial statements are available prior to such date of determination (the “Reference Period”); provided, however, that:

(1) if the transaction giving rise to the need to calculate the Senior Leverage Ratio is an Incurrence of Senior Indebtedness, the amount of such Senior Indebtedness and the amount of cash and cash equivalents shall be calculated after giving effect on a pro forma basis to such Senior Indebtedness and the use of proceeds of such Senior Indebtedness;

(2) if any Senior Indebtedness is to be repaid, repurchased, defeased or otherwise discharged on the date of the transaction giving rise to the need to calculate the Senior Leverage Ratio (other than, in each case, Senior Indebtedness Incurred under any revolving credit agreement unless commitments thereunder are permanently reduced), the aggregate amount of Senior Indebtedness and the amount of cash and cash equivalents shall be calculated on a pro forma basis.

(3) if since the beginning of the Reference Period the Company or any Restricted Subsidiary shall have made any Asset Disposition, the EBITDA for the Reference Period shall be reduced by an amount equal to the EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for the Reference Period or increased by an amount equal to the EBITDA (if negative) directly attributable thereto for the Reference Period;

(4) if since the beginning of the Reference Period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of assets which constitutes all or substantially all of an operating unit of a business, EBITDA for the Reference Period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Senior Indebtedness) as if such Investment or acquisition had occurred on the first day of the Reference Period; and

(5) if since the beginning of the Reference Period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such Reference Period) shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) above if made by the Company or a Restricted Subsidiary during the Reference Period, EBITDA for the Reference Period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition had occurred on the first day of the Reference Period.
For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Senior Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company. If any Senior Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Senior Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any interest rate agreement applicable to such Senior Indebtedness if such interest rate agreement has a remaining term in excess of 12 months).
      If any Senior Indebtedness is incurred under a revolving credit facility and is being given pro forma effect, the interest on such Indebtedness shall be calculated based on the average daily balance of such Senior Indebtedness for the four fiscal quarters subject to the pro forma calculation to the extent such Senior Indebtedness was incurred solely for working capital purposes.
      “Shareholders Agreement” means the Securities Purchase and Holders Agreement dated as of January 7, 2005, by and among GMH Holding Company, Citigroup Venture Capital Equity Partners, L.P., CVC Executive Fund LLC, CVC/ SSB Employee Fund, L.P., Court Square Capital Limited, the CVC co-investors identified therein and the management investors identified therein.

      “Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.
      “Sponsor” means CVC Management LLC and its Affiliates.
      “Standard & Poor’s” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.
      “Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by the Company or any Restricted Subsidiary of the Company that are customary in an accounts receivable securitization transaction.
      “Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).
      “Subordinated Obligation” means, with respect to a Person, any Indebtedness of such Person (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the Notes or a Subsidiary Guaranty of such Person, as the case may be, pursuant to a written agreement to that effect.
      “Subsidiary” means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Voting Stock is at the time owned or controlled, directly or indirectly, by:

(1) such Person;

(2) such Person and one or more Subsidiaries of such Person; or

(3) one or more Subsidiaries of such Person.
      “Subsidiary Guarantor” means each Subsidiary of the Company that executes the Indenture as a guarantor on the Issue Date and each other Subsidiary of the Company that thereafter guarantees the Notes pursuant to the terms of the Indenture.
      “Subsidiary Guaranty” means a Guarantee by a Subsidiary Guarantor of the Company’s obligations with respect to the Notes.
      “Temporary Cash Investments” means any of the following:

(1) any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof;

(2) investments in demand and time deposit accounts, certificates of deposit and money market deposits maturing within one year of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any State thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker-dealer or mutual fund distributor;

(3) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

(4) investments in commercial paper, maturing not more than one year after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of “P-1” (or higher) according to Moody’s or “A-1” (or higher) according to Standard and Poor’s;

(5) investments in securities with maturities of one year or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by Standard & Poor’s or “A” by Moody’s; and

(6) investments in money market funds that invest substantially all their assets in securities of the types described in clauses (1) through (5) above.

      “Term Credit Agreement” means the Term Loan Credit Agreement dated as of November 30, 2005 to be entered into by and among the Company, the lenders party thereto, and Credit Suisse, as Administrative Agent, together with the related documents thereto (including the term loans thereunder, any guarantees and security documents), as amended, extended, renewed, restated, supplemented or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, and any agreement (and related document), including an indenture, governing Indebtedness incurred to Refinance, in whole or in part, the borrowings and commitments then outstanding or permitted to be outstanding under such Term Credit Agreement or successor Term Credit Agreement, whether by the same or any other lender, investor or group of lenders or investors.
      “Trustee” means Wells Fargo Bank, N.A. until a successor replaces it and, thereafter, means the successor.
      “Trust Indenture Act” means the Trust Indenture Act of 1939 (15 U.S.C. §§ 77aaa-77bbbb) as in effect on the Issue Date.
      “Trust Officer” means the Chairman of the Board, the President or any other officer or assistant officer of the Trustee assigned by the Trustee to administer its corporate trust matters.
      “Unrestricted Subsidiary” means:

(1) NCID (Vegas), LLC, NCID (Austin), LLC, NCID (West Palm), LLC, NCID (Seattle), LLC and NCID, LLC and any other Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary.
      The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the covenant described under “— Certain Covenants — Limitation on Restricted Payments.”
      The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (A) either (x) the Company could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under “— Certain Covenants — Limitation on Indebtedness” or (y) the Consolidated Leverage Ratio will not increase as a result of such designation, and (B) no Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

      “U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer’s option.
      “Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.
      “Wholly Owned Subsidiary” means a Restricted Subsidiary all the Capital Stock of which (other than directors’ qualifying shares) is owned by the Company or one or more other Wholly Owned Subsidiaries.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
      The following discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended, applicable Treasury regulations, judicial authority and administrative rulings and practice as of the date hereof. The Internal Revenue Service may take a contrary view, and no ruling from the Service has been or will be sought. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the following statements and conditions. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to holders, whose tax consequences could be different from the following statements and conditions. Some holders, including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States, may be subject to special rules not discussed below. We recommend that each holder consult his own tax advisor as to the particular tax consequences of exchanging such holder’s Old Notes for New Notes, including the applicability and effect of any state, local or non-U.S. tax law.
      The exchange of the Old Notes for New Notes pursuant to the exchange offer should not be treated as an “exchange” for federal income tax purposes because the New Notes should not be considered to differ materially in kind or extent from the Old Notes. Rather, the New Notes received by a holder should be treated as a continuation of the Old Notes in the hands of such holder. As a result, there should be no federal income tax consequences to holders exchanging Old Notes for New Notes pursuant to the exchange offer.

PLAN OF DISTRIBUTION
      Each broker-dealer that receives new securities for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of these new securities. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new securities received in exchange for securities where those securities were acquired as a result of market-making activities or other trading activities. We and the subsidiary guarantors have agreed that, starting on the expiration date and ending on the close of business 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until November 5, 2006, all dealers effecting transactions in the new securities may be required to deliver a prospectus.
      Any broker-dealer who holds Transfer Restricted Securities (as defined in the registration rights agreement governing the Notes) that were acquired for the account of such broker-dealer as a result of market-making activities or other trading activities (other than initial Notes acquired directly from the Company or any affiliate of the Company), may exchange such Transfer Restricted Securities pursuant to the exchange offer.
      We will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. By acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
      For a period of 180 days after the expiration date, we and the subsidiary guarantors will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents. We have agreed to pay all expenses incident to the exchange offer, other than commissions or concessions of any brokers or dealers and will indemnify the holders of the securities against certain liabilities.

LEGAL MATTERS
      Certain legal matters in connection with the exchange of the Old Notes will be passed upon for us by Kirkland & Ellis LLP, New York, New York and Epstein Becker & Green, P.C., Atlanta, Georgia.
EXPERTS
      The consolidated financial statements as of March 27, 2005 and March 26, 2006, the fiscal year ended March 28, 2004 (Predecessor), the period from March 29, 2004 to January 6, 2005 (Predecessor), the period from January 7, 2005 to March 27, 2005 (Successor) and the fiscal year ended March 26, 2006, included in this prospectus have been so included in reliance on the reports (the Predecessor report includes an explanatory paragraph relating to the restatement of the financial statements as described in Note 2 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
      The market and industry data for the period from 2001 to 2005 included in this prospectus has been so included in reliance on the reports and other data of BPA Worldwide, Inc., a business consulting firm and publisher for the media industry, given on the authority of said firm as experts in the production of such industry data.
AVAILABLE INFORMATION
      Under the terms of the indenture, we agree that, whether or not required by the rules and regulations of the SEC, so long as any Notes are outstanding, we will furnish, or will cause the trustee to furnish, to the holders of Notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K, if we were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that describes our financial condition and results of operations and our consolidated subsidiaries, if any, and with respect to the annual information only, a report thereon by our independent registered public accounting firm and (ii) all current reports that would be required to be filed with the SEC on Form 8-K if we were required to file such reports. In addition, whether or not required by the rules and regulations of the SEC, we will file a copy of all such information and reports with the SEC for public availability (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. Information filed with the SEC may be read and copied by the public at the Public Reference Room of the SEC at 100 F Street, NE., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. In addition, we have agreed that, for so long as any Notes remain outstanding, we will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.
      Under the indenture governing the Notes we are required to file with the trustee annual, quarterly and other reports after we file these reports with the Securities and Exchange Commission. Annual reports delivered to the trustee and the holders of Notes will contain financial information that has been examined and reported upon, with an opinion expressed by an independent registered public accounting firm. We will also furnish such other reports as may be required by law.

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CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholder of
Network Communications, Inc.:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Network Communications, Inc. and its subsidiaries (Successor) at March 26, 2006 and March 27, 2005, and the results of their operations and cash flows for the year ended March 26, 2006 and the period from January 7, 2005 through March 27, 2005, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 21, presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers, LLP
Atlanta, Georgia
June 2, 2006

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholder of
Network Communications, Inc.:
      In our opinion, the accompanying consolidated statements of income, stockholder’s equity and cash flows present fairly, in all material respects, the results of Network Communications, Inc. and its subsidiaries (Predecessor) operations and cash flows for the period from March 29, 2004 through January 6, 2005 and the year ended March 28, 2004 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 21, presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      As further described in Note 2, the Company has restated its Consolidated Statement of Stockholder’s Equity (Predecessor) for the period ended January 6, 2005.
/s/ PricewaterhouseCoopers, LLP
Atlanta, Georgia
June 2, 2006 except for Note 2 as to which the date is August 2, 2006

NETWORK COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	March 27, 2005	March 26, 2006
	Successor	Successor

ASSETS
Current assets
Cash and cash equivalents	$4,090,960	$16,418,335
Accounts receivable, net of allowance for doubtful accounts of $1,330,861 and $1,517,075, respectively	10,661,558	17,702,681
Inventories	1,989,095	3,514,621
Prepaid expenses and deferred charges	2,585,954	2,923,030
Deferred tax assets	621,755	590,142
Income tax receivable	1,118,810	2,092,113
Other current assets	89,662	521,029

Total current assets	21,157,794	43,761,951

Property, equipment and computer software, net	35,241,465	28,001,751
Goodwill	262,046,695	283,159,664
Deferred financing costs, net	13,072,677	13,965,184
Intangible assets, net	149,582,458	146,084,373
Other assets	212,851	273,533

Total noncurrent assets	460,156,146	471,484,505

Total assets	$481,313,940	$515,246,456

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities
Accounts payable	$4,758,475	$6,257,052
Accrued compensation, benefits and related taxes	4,477,715	5,676,556
Customer deposits	1,218,965	1,415,699
Unearned revenue	2,282,678	7,431,466
Accrued interest	1,582,849	6,797,466
Other accrued expenses	552,475	1,020,155
Income tax payable	55,897	—
Current maturities of long-term debt	12,481,422	500,000
Current portion of capital lease obligations	467,831	676,103

Total current liabilities	27,878,307	29,774,497
Long-term debt, less current maturities	198,354,855	250,666,705
Capital lease obligations, less current portion	587,059	501,958
Deferred tax liabilities	63,518,697	54,232,211

Total liabilities	290,338,918	335,175,371

Commitments and contingencies (Note 12)
Stockholder’s Equity
Common Stock, $0.001 par value, 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital (including warrants of $533,583 at March 27, 2005 and March 26, 2006)	194,378,446	194,475,028
Accumulated deficit	(3,403,424)	(14,403,943)

Total stockholder’s equity	190,975,022	180,071,085

Total liabilities and stockholder’s equity	$481,313,940	$515,246,456

The accompanying notes are an integral part of these consolidated financial statements.

NETWORK COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

		Period from	Period from
	Fiscal Year Ended	March 29, 2004 to	January 7, 2005 to	Fiscal Year Ended
	March 28, 2004	January 6, 2005	March 27, 2005	March 26, 2006
	Predecessor	Predecessor	Successor	Successor

Sales	$118,832,581	$110,187,379	$29,202,950	$177,027,207
Cost of sales (exclusive of production depreciation and software amortization expense shown separately below)	77,749,711	71,123,276	19,773,346	117,145,922
Production depreciation and software amortization	7,092,739	3,245,394	2,036,372	9,783,787

Gross profit	33,990,131	35,818,709	7,393,232	50,097,498
Selling, general and administrative expenses	15,852,590	13,988,996	4,106,927	20,234,497
Depreciation and software amortization	2,492,044	1,140,274	715,482	3,437,738
Amortization of intangibles	7,464,456	6,128,259	3,278,542	15,049,148

Operating income (loss)	8,181,041	14,561,180	(707,719)	11,376,115

Other income (expense)
Interest and dividend income	48,131	44,481	19,649	205,930
Interest expense	(5,162,463)	(7,290,691)	(4,735,689)	(28,765,764)
Unrealized (loss)/gain on derivatives	(219,789)	417,932	—	6,483
Other income	112,181	42,489	109,593	4,523

Other expense	(5,221,940)	(6,785,789)	(4,606,447)	(28,548,828)

Income (loss) before expense (benefit) for income taxes	2,959,101	7,775,391	(5,314,166)	(17,172,713)
Income tax expense (benefit)	1,139,801	3,158,704	(1,910,742)	(6,172,194)

Net income (loss)	$1,819,300	$4,616,687	$(3,403,424)	$(11,000,519)

The accompanying notes are an integral part of these consolidated financial statements.

NETWORK COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

				Note
	Common Stock		Additional	Receivable
			Paid-In	from	Accumulated
	Shares	Amount	Capital	Stockholder	Deficit	Total

Balance at March 30, 2003	100	$—	$70,910,000	$(75,000)	$(2,426,172)	$68,408,828
(Predecessor)
Additional capitalization from parent	—	—	100,000	—	—	100,000
Incentive stock purchase plan	—	—	4,807	—	—	4,807
Net income	—	—	—	—	1,819,300	1,819,300

Balance at March 28, 2004	100	—	71,014,807	(75,000)	(606,872)	70,332,935
(Predecessor)
Incentive Stock purchase plan	—	—	278	—	—	278
Net income	—	—	—	—	4,616,687	4,616,687
Repayment of note from stockholder	—	—	—	75,000	—	75,000
Dividend to parent - June 24, 2004 (restated)	—	—		—	(61,629,119)	(61,629,119)

Balance at January 6, 2005	100	$—	$71,015,085	$—	$(57,619,304)	$13,395,781

(Predecessor) (restated)

Commencing with acquisition effective January 7, 2005
Recapitalization of Company	—	$—	$194,378,446	$—	$—	$194,378,446
Net loss	—	—	—	—	(3,403,424)	(3,403,424)

Balance at March 27, 2005	100	—	194,378,446	—	(3,403,424)	190,975,022

(Successor)
Capitalization from parent	—	—	96,582	—	—	96,582
Net loss	—	—	—	—	(11,000,519)	(11,000,519)

Balance at March 26, 2006	100	$—	$194,475,028	$—	$(14,403,943)	$180,071,085

(Successor)
The accompanying notes are an integral part of these consolidated financial statements.

NETWORK COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year	Period from	Period from	Fiscal Year
	Ended	March 29, 2004 to	January 7, 2005 to	Ended
	March 28, 2004	January 6, 2005	March 27, 2005	March 26, 2006
	Predecessor	Predecessor	Successor	Successor

Cash flows from operating activities
Net income (loss)	$1,819,300	$4,616,687	$(3,403,424)	$(11,000,519)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization of property, equipment and other assets	9,584,783	4,385,668	2,751,854	13,221,525
Amortization of intangible assets	7,464,456	6,128,259	3,278,542	15,049,148
Amortization of deferred financing costs	854,129	772,157	528,314	8,529,227
Amortization of debt discount for pay-in kind senior subordinated debt	—	—	—	62,774
Amortization of debt discount for senior notes	—	—	—	71,586
Interest expense for pay-in-kind senior subordinated debt	—	—	666,667	3,174,318
Unrealized loss/(gain) on derivatives	219,789	(417,932)	—	(6,483)
Deferred income taxes	(3,870,520)	463,897	(801,176)	(9,254,873)
Loss on sale of equipment	—	—	—	5,752
Incentive stock purchase plan	4,807	—	—	—
Changes in operating assets and liabilities, net of acquired businesses:
Accounts receivable	(2,838,924)	(1,708,519)	(18,719)	(5,325,407)
Inventories	(12,142)	(286,364)	(235,531)	(1,525,526)
Prepaid expenses and deferred charges	(775,009)	(117,647)	(207,562)	(21,051)
Income tax receivable/payable	(2,839,772)	505,557	1,472,387	(1,029,200)
Other current assets and other assets	24,433	212,540	214,834	(432,228)
Accounts payable	1,360,525	(521,999)	977,489	(2,167)
Accrued compensation, benefits and related taxes	162,187	(1,918,757)	1,672,459	905,552
Other current liabilities and other liabilities	397,946	(586,315)	1,758,422	9,646,243

Net cash provided by operating activities	11,555,988	11,527,232	8,654,556	22,068,671

Cash flows from investing activities
Purchase of property, equipment and computer software	$(4,836,708)	$(4,598,563)	$(1,518,851)	$(5,084,934)
Acquisitions of businesses, net of cash acquired	(18,190,660)	(3,241,842)	(254,435,775)	(31,745,970)
Proceeds from sale of equipment	—	—	—	9,860

Net cash used in investing activities	(23,027,368)	(7,840,405)	(255,954,626)	(36,821,044)

NETWORK COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	Fiscal Year	Period from	Period from	Fiscal Year
	Ended	March 29, 2004 to	January 7, 2005 to	Ended
	March 28, 2004	January 6, 2005	March 27, 2005	March 26, 2006
	Predecessor	Predecessor	Successor	Successor

Cash flows from financing activities
Net proceeds from (payments on) revolver	5,000,000	(4,000,000)	7,000,000	(7,000,000)
Proceeds from term loans	12,272,727	150,000,000	—	80,000,000
Payments on term loans	(9,456,691)	(84,266,036)	—	(178,687,500)
Proceeds from senior note	—	—	—	172,709,250
Payments on senior subordinated notes	—	—	—	(30,000,000)
Repayment of note from stockholder	—	75,000	—	—
Stock purchase plan	—	278	—	—
Dividend to parent	—	(61,629,119)	—	—
Equity capitalization	—	—	—	96,582
Recapitalization of Company	100,000	—	194,378,446	—
Payments on capital leases	(50,361)	(49,059)	(30,231)	(569,850)
Acquisition financing, net of issuance expenses	—	—	203,169,610	—
Repayment of predecessor debt	—	—	(147,375,000)	—
Derivative payment	—	(490,000)	—	(47,000)
Payment of debt issuance costs and prepayment penalties	(565,055)	(4,570,962)	(5,751,795)	(9,421,734)

Net cash provided by (used in) financing activities	7,300,620	(4,929,898)	251,391,030	27,079,748

Net increase (decrease) in cash	(4,170,760)	(1,243,071)	4,090,960	12,327,375
Cash at beginning of period	6,705,108	2,534,348	—	4,090,960

Cash at end of period	$2,534,348	$1,291,277	$4,090,960	$16,418,335

Supplemental disclosure
Cash paid during the period for:
Interest	$4,448,772	$6,404,431	$2,520,023	$11,847,603
Income taxes	$8,642,517	$2,329,057	$9,243	$4,256,395
Acquisition of businesses:
Fair value of assets acquired	$18,190,660	$3,241,842	$478,870,583	$34,921,579
Less liabilities assumed	—	—	224,434,808	3,175,609

Cash paid for acquisitions of businesses	$18,190,660	$3,241,842	$254,435,775	$31,745,970

Noncash investing and financing activities
Acquisition of assets through capital lease	$375,314	$958,899	$111,492	$693,020
The accompanying notes are an integral part of these consolidated financial statements.

NETWORK COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Basis of Presentation
      Network Communications, Inc. (“NCI”), and its wholly-owned subsidiaries, NCID, LLC and other entities and Network Publications Canada, Inc. (“NCI-Canada”) (collectively “the Company”) has its principal management, administrative and production facilities in Lawrenceville, GA. The Company is a publisher, producing The Real Estate Book, which is distributed in over 462 markets, including 49 states, the District of Columbia, Puerto Rico, Virgin Islands and Canada. It also produces the Apartment Finder, New Home Finder, Mature Living Choices, Unique Homes Magazine, Enclave Magazine, Black’s Guide, Kansas City Homes and Gardens, regional Home and Lifestyle magazines, and other publications. Revenue is generated from advertising displayed in these print publications and on-line versions of such publications. The combined online and print distribution provides a unique advantage in reaching real estate consumers. Advertisers may also purchase enhanced print or online listings for an additional fee. Each market is operated either by an independent distributor assigned a particular market or by the Company. NCI is a wholly-owned subsidiary of Gallarus Media Holdings, Inc. (“GMH”) which is a wholly-owned subsidiary of GMH Holding Company (“GMHC”). GMH was incorporated on May 21, 2002 to acquire the outstanding stock of NCI and NCI-Canada. GMHC holds all the equity issued to our investors - CVC, certain members of management and other external investors - for a total of $193.8 million. All equity transactions are recorded and maintained within the GMHC entity. GMH, a wholly-owned subsidiary of GMHC, holds the mezzanine debt with a base of $25.0 million. NCI, a wholly-owned subsidiary of GMH, holds the 10 3/4 % Senior Notes in the amount of $175.0 million and the senior credit facility of which $50.0 million was outstanding as of March 26, 2006.
      Effective June 28, 2002, pursuant to a stock purchase agreement and plan of merger, GMH acquired Hughes Holdings, Inc (“HHI”) and its wholly-owned subsidiaries, NCI and NCI-Canada. GMH acquired all of the issued and outstanding common stock of HHI for $133.36 million, including $1.54 million in transaction costs. The purchase price was funded through issuance of 60,300 shares of GMH preferred stock in the amount of $60.3 million and a term loan of $71.65 million. GMH was majority-owned by ABRY Partners IV, L.P. and ABRY Investment Partnership, L.P. (collectively referred to as “ABRY”). On the same day as the acquisition, HHI was merged with and into NCI. The acquisition was accounted for under the purchase method of accounting. As such, the purchase price was allocated to NCI’s tangible and intangible assets and liabilities based on their estimated fair values on the date of acquisition. The excess of the purchase price over the estimated fair value of net assets acquired resulted in assigning approximately $44.3 million to goodwill.
      On September 26, 2002, pursuant to a stock purchase agreement and plan of merger, NCI acquired all of the issued and outstanding stock of Black’s Holdings, Inc. (“BHI”). Prior to entering into the agreement, BHI was majority-owned by ABRY Partners IV, L.P. and ABRY Investment Partnership, L.P. Due to the common ownership of Black’s Holdings, Inc. and Gallarus Media Holdings, Inc., the acquisition was accounted for as a merger of entities under common control effective as of the June 28, 2002 date upon which they came under common ownership. In connection with the merger, the Company issued $10.6 million in preferred stock and $10.6 million in debt. The proceeds from the stock and debt along with available cash on hand was used to repay existing bridge loans. Additionally, $4.03 million was paid to the former BHI shareholders.
      On December 22, 2004, GMHC was incorporated as an acquisition vehicle which would facilitate the rollover of management shares from the Predecessor company to the Successor company. Additionally, GMHC was formed with the purpose of holding equity that may be issued in future transactions. On January 7, 2005, the majority of GMHC stock was acquired by Citigroup Venture Capital Equity Partners, L.P. (“CVC”). CVC has a history of acquisitions in the media and publishing segment. CVC was attracted to the Company and entered into a transaction to acquire NCI based on its position in local real estate media, its historic and projected organic revenue growth, its cash flow characteristics, its senior management team, and its ability to serve as a platform to expand into local media market segments other than real estate. The preceding factors were the driving force for the purchase price paid by CVC. CVC valued the Company using a discounted cash flow methodology based on current and projected future cash flows supplemented by review of valuation multiples for comparable media and publishing transactions.

NETWORK COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The net cash paid to ABRY of $243.2 million for the acquisition was based on a purchase price of $383.9 million, plus $6.7 million in related transaction costs, reduced for closing indebtedness of $147,375,000. The predecessor debt of $147,375,000 was settled simultaneously with the NCI acquisition and paid by NCI. The purchase price, the related transaction costs and certain closing indebtedness were settled in cash. The cash used in this acquisition was provided by our equity sponsor in the amount of $191.0 million, and senior and mezzanine debt in the amount of $203.7 million. These funds were used to fulfill the purchase price, as adjusted, pay the related transaction costs, and the remaining balance served as working capital for the Company. As a result of their acquisition of GHMC, our ultimate parent, CVC and its affiliates, own approximately 89% of GHMC’s outstanding capital stock. By virtue of their stock ownership, CVC has significant influence over our management and will be able to determine the outcome of all matters required to be submitted to the stockholders for approval. GMHC was subsequently recapitalized to reflect 17,524,091 shares of series L common stock in the amount of $192.7 million, 1,079,863 shares of series A common stock in the amount of $1.1 million (including the management rollover of shares), term loans of $148.7 million and senior subordinated debt of $55.0 million. In connection with the acquisition, the Company paid CVC Management a $3.0 million transaction fee for advisory services. This amount was recorded on the Company’s consolidated balance sheet as deferred financing costs. The accompanying Predecessor’s financial statements for the year ended March 28, 2004 (Predecessor) and from March 29, 2004 to January 6, 2005 (Predecessor) are those of GMH, NCI and its subsidiaries under the ownership of ABRY.
      The acquisition was accounted for under the purchase method of accounting. As such, the purchase price was allocated to NCI’s tangible and intangible assets and liabilities based on their estimated fair values on the date of acquisition. The excess of the purchase price over the estimated fair value of net assets acquired on January 7, 2005 resulted in assigning an initial goodwill balance of over $190.0 million. In accordance with SFAS 109, Accounting for Income Taxes, the Company recorded a deferred tax liability on its opening balance sheet to reflect the timing differences associated with its depreciable tangible and finite-lived intangible assets in the amount of $65,045,988. The final assignment resulted in $256.0 million to goodwill and is not tax deductible. The Company performed an impairment test of its goodwill as of March 26, 2006 and March 27, 2005 and determined that no impairment of goodwill existed.
      In valuing acquired assets and assumed liabilities, fair values are based on, but are not limited to: future expected cash flow; comparative analysis with similar organizations within the industry; historical experience with customer relationships; current replacement cost for similar capacity for certain fixed assets; market assumptions for contractual obligations; settlement plans for litigation and contingencies; and appropriate discount rates and growth rates. The associated valuation is then based on an income approach which reflects the present value of the earnings to be derived from the asset after subtracting a fair return on all of the other assets of the Company. The fair value of the business was determined by an independent third party valuation specialist and allocated as detailed below.

NETWORK COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The allocation of purchase consideration was as follows:

		Weighted-
		Average
		Amortization
		Period

Current assets	$18,863,748
Independent distributor agreements	68,000,000	15 years
Advertiser lists	13,400,000	12 years
Distribution network	5,150,000	10 years
Trademarks/trade names	43,600,000	15 years
Consumer database	13,715,000	12 years
Noncompete agreements	4,126,000	2 years
Goodwill	256,022,695
Fixed assets	36,474,468
Other long-term assets	8,307,286
Current liabilities	(11,742,151)
Deferred tax liability	(65,045,988)
Other long-term liabilities	(271,669)
Predecessor debt settled at closing	(147,375,000)

Cash paid to ABRY	$243,224,389

      Unaudited pro forma results of operations data for the fiscal year ended March 28, 2004 and the period from March 29, 2004 to January 6, 2005 (Predecessor) and the period from January 7, 2005 to March 27, 2005 (Successor), combined as fiscal 2005 for pro forma purposes below, as if the acquisition by CVC occurred on March 31, 2003 (Predecessor), follow. The pro forma results include estimates and assumptions which management believes are reasonable. However, pro forma results do not include any anticipated cost savings or other effects of the planned integration of these entities, and are not necessarily indicative of the results which would have occurred if the business combinations had been in effect on the dates indicated, or which may result in the future.

	Unaudited Pro Forma Results of
	Operations

	Fiscal Year	Fiscal Year
	Ended	Ended
	March 28, 2004	March 27, 2005

	(In thousands of dollars)
Sales	$118,833	$139,390
Loss before benefit for income taxes	$(23,864)	$(18,491)
Net loss	$(5,929)	$(8,752)
      The Company is satisfied that no material change in value has occurred in this acquisition since the acquisition date. The results of the CVC acquisition have been included in the Company’s consolidated financial statements since the acquisition date.
      Effective March 31, 2004, NCI Development Corporation was merged into NCI. A new subsidiary, NCID LLC (“NCIDL”) was created effective March 31, 2004 and four new subsidiaries, NCID (Austin), LLC (“NCIDA”), NCID (Seattle), LLC (“NCIDS”), NCID (Vegas), LLC (“NCIDV”) and NCID (West Palm), LLC (“NCIDW”) were created effective March 7, 2005. Each of NCIDL,

NETWORK COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
NCIDA, NCIDS, NCIDV and NCIDW is designated as an unrestricted subsidiary and provides the Company with organization and operational services for new market start-ups.

2.	Restatement of Financial Statements
      Subsequent to the issuance of its financial statements for the fiscal year ended March 26, 2006, the Company determined that $5.2 million of the $61.6 million in dividends paid to its parent (GMH) on June 24, 2004 had been unintentionally omitted from its Predecessor’s Consolidated Statement of Stockholder’s Equity. As such, the Company has restated its Predecessor Consolidated Statement of Stockholder’s Equity for the period from March 29, 2004 to January 6, 2005 to appropriately include the total dividends paid to GMH. The total dividends of $61.6 million were appropriately reflected in the Predecessor’s Consolidated Statement of Cash Flows, and therefore that statement does not require restatement. Other than the resultant understatement of dividends paid to the parent, and corresponding understatement of accumulated deficit and overstatement of total stockholder’s equity at January 6, 2005 in the Predecessor Consolidated Statement of Stockholder’s Equity, there was no effect of this error on any other Predecessor period, or to any other Predecessor financial statements previously issued by the Company. Further, the error does not impact any Successor financial statements due to the change in ownership and related accounting that took place effective January 7, 2005 (see Note 1).
      The following table summarizes the effect of the error on the Predecessor Consolidated Statement of Stockholder’s Equity for the period March 29, 2004 to January 6, 2005. The dividend payment was made in conjunction with a refinancing of debt on June 24, 2004 (see Note 12 for further discussion of the refinancing transaction).

	As Previously Reported	As Restated

Stockholder’s Equity
Dividend to parent	$(56,397,876)	$(61,629,119)
Accumulated Deficit	(52,388,061)	(57,619,304)
Total stockholder’s equity	$18,627,024	$13,395,781

3.	Summary of Significant Accounting Policies

Basis of Presentation
      The accompanying financial statements represent the consolidated statements of the Company and its wholly owned subsidiaries. The Company and its consolidated entities report on a 52-53 week accounting year which includes 13 four-week periods. Financial quarters 1, 2 and 3 each include 12 weeks; financial quarter 4 includes 16 weeks. The consolidated financial statements include the financial statements of the Company for the year ended March 28, 2004 (Predecessor), the period from March 29, 2004 to January 6, 2005 (Predecessor), the period from January 7, 2005 to March 27, 2005 (Successor) and the fiscal year ended March 26, 2006 (Successor). All significant intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications have been made to the prior year’s consolidated financial statements to conform with the current year presentation. For all periods presented other comprehensive income is equivalent to net income.

Cash and Cash Equivalents
      For the purpose of the statements of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. There were no cash equivalents as of March 27, 2005 (Successor) or March 26, 2006 (Successor).

NETWORK COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Trade Accounts Receivable
      Accounts receivable consists primarily of amounts due from advertisers in Company-operated markets and Independent Distributors (“ID”). The Company uses the allowance method of reserving for accounts receivable estimated to be uncollectible.

Concentrations of Credit Risk
      The Company maintains substantially all cash and cash equivalent balances in one financial institution. The Federal Deposit Insurance Corporation insures the balances up to $100,000. Management monitors the soundness of this financial institution and feels the Company’s risk is not significant.
      The Company grants credit without collateral to many of its customers. Substantially all trade accounts receivable are comprised of accounts related to advertising displayed in various real estate publications, home and design magazines and online advertising sales. Management believes credit risk with respect to those receivables is limited due to the large number of customers and their dispersion across geographic areas, as well as the distribution of those receivables among the various publication products of the Company.

Prepaid Expenses and Deferred Charges
      The Company prints and ships certain advertising publications and displays certain online advertising prior to the recognition of revenue. See “Revenue Recognition” discussion below. Deferred charges include the production cost related to unearned and unrecognized revenue on online ads and advertising publications shipped but not billed to customers. The related shipping and handling charges are included in production costs and classified as cost of sales.

Inventories
      Inventories of direct production materials, principally paper and ink, as well as resale items are valued at cost, determined on the first-in, first-out (FIFO) basis, which is not in excess of market. The work-in-process inventory component includes material cost, labor and production overhead. An allowance for obsolete inventory was not deemed necessary at March 27, 2005 (Successor) or March 26, 2006 (Successor).

Property, Equipment and Computer Software
      Property, equipment and computer software are stated at cost. In accordance with SFAS 141, Business Combinations, property, equipment and computer software was revalued to reflect the fair value acquired on the date of the most recent transaction, January 7, 2005. In valuing the assets acquired, the Company employed certain valuation techniques to develop the fair value of property, equipment and computer software in place at the date of the transaction. The valuation techniques included, but are not limited to: future expected cash flows; current replacement cost for the similar capacity equipment; and appropriate discount rates and growth rates.
      The cost of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items are sold or retired, the related costs and any accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

NETWORK COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Depreciation and amortization of property and equipment is provided utilizing the straight-line method over the estimated useful lives of the respective assets as follows:

Furniture and fixtures	5 years
Machinery and equipment	10 years
Transportation equipment	6 years
Computer software	2 years
Computer equipment	5 years
      Leasehold improvements and leased assets are amortized over the shorter of their estimated useful lives or lease terms.
      Depreciation and amortization expense associated with the fixed assets and software used to produce and deliver the Company’s advertising content has been included in the calculation of gross profit. All remaining depreciation and amortization of non-production equipment and software is included within selling, general and administrative expenses.

Software Development Costs
      In accordance with AICPA Statement of Position (“SOP”) 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use, the Company capitalizes qualifying costs of computer software. Costs incurred during the application development stage as well as upgrades and enhancements that result in additional functionality are capitalized. The internally developed software costs capitalized were $1.9 million as of March 27, 2005 (Successor), and $3.2 million as of March 26, 2006 (Successor). These capitalized software costs are included in “Property, equipment and computer software” in the consolidated balance sheets. Computer software is amortized utilizing the straight-line method over two years, the expected period of benefit. The net computer software costs capitalized were $17.7 million and $9.7 million at March 27, 2005 (Successor) and March 26, 2006 (Successor), respectively.

Deferred Financing Costs
      Deferred financing costs are capitalized and amortized over the terms of the underlying obligation using the straight-line method, which approximates the effective interest method. Amortization of deferred financing costs included in interest expense was $0.85 million for the year ended March 28, 2004 (Predecessor), $1.2 million for the period from March 29, 2004 to January 6, 2005 (Predecessor) and $1.4 million for the period from January 7, 2005 to March 27, 2005 (Successor) and $8.5 million for the fiscal period ended March 26, 2006 (Successor).
      In connection with the issuance of Senior Notes in November 2005 described in Note 10, the Company recorded $8.8 million of deferred costs for transaction fees and other related debt issuance costs. These deferred costs are amortized over the related terms of the notes using the straight-line method. Additionally, approximately $6.3 million of deferred financing costs related to the prior credit facilities was written off during the fiscal year ended March 26, 2006 (Successor).

Intangible Assets
      Intangible assets consist of the values assigned to a consumer database, Independent Distributor Agreements (“IDA”), advertiser lists, trade names, trademarks, and other intangible assets. The value and expected useful lives of our intangible assets were determined by an independent third party valuation specialist at the close of the CVC acquisition. The valuation and lives of our larger intangible assets (trademarks, trade names, independent distributors and advertiser lists) were determined by identifying the

NETWORK COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
remaining useful life of the components of each asset combined with a reasonable attrition rate and a reasonable expectation for increase in revenue by each component. Certain markets experience a lower attrition rate. This has contributed to intangible lives in excess of 15 years. Amortization of intangible assets is provided utilizing the straight-line method over the following estimated useful lives:

Advertiser lists	8-22 years
Consumer databases	4-17 years
Distribution network	10 years
Independent distributor agreements	15 years
Noncompete agreements	1-5 years
Trademarks/ Trade names	5-15 years
Subscriber lists	4-6 years

Goodwill
      The Company has recorded goodwill for the excess of cost of acquiring NCI and other businesses over the fair value amounts assigned to assets acquired and liabilities assumed. In accordance with Statement of Financial Accounting Standard (“SFAS”) No. 142, Goodwill and Other Intangible Assets, the Company tests goodwill for impairment at the end of the fiscal year, and will test for impairment between annual tests if an event occurs or circumstances change that would indicate the carrying amount may be impaired. Impairment testing for goodwill is performed at a reporting unit level. An impairment loss would generally be recognized when the carrying amount of the reporting unit’s net assets exceeds the estimated fair value of the reporting unit. The estimated fair value of a reporting unit is determined using various valuation techniques. The Company has not recognized any impairment of goodwill in the periods presented.

Impairment of Long Lived Assets
      The Company assesses the recoverability of long-lived assets at least annually or whenever adverse events or changes in circumstances indicate that impairment may have occurred in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, or SFAS 144. If the future undiscounted cash flows expected to result from the use of the related assets are less than the carrying value of such assets, an impairment has been incurred and a loss is recognized to reduce the carrying value of the long-lived assets to fair value, which is determined by discounting estimated future cash flows. The Company has not recognized an impairment loss in the periods presented.
      In addition to the recoverability assessment, the Company routinely reviews the remaining estimated lives of its long-lived assets. Any reduction in the useful life assumption will result in increased depreciation and amortization expense in the period when such determinations are made, as well as in subsequent periods.

Income Taxes
      Deferred taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

NETWORK COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Advertising Costs
      Advertising costs for the year ended March 28, 2004 (Predecessor), and the period from March 29, 2004 to January 6, 2005 (Predecessor), for the period from January 7, 2005 to March 27, 2005 (Successor) and the year ended March 26, 2006 (Successor) were $0.67 million, $0.64 million, $0.20 million and $1.34 million, respectively.

Advertising Barter Transactions
      The Company trades advertisements in its print magazines in exchange for rent, trade show advertising and other services. Revenue and related expenses from barter transactions are recorded at fair value in accordance with APB No. 29, “Accounting for Nonmonetary Transactions”, EITF No. 93-11, “Accounting for Barter Transactions Involving Barter Credits”, EITF No. 99-17, “Accounting for Advertising Barter Transactions”, and EITF 01-2, “Interpretations of APB No. 29”. Revenue from barter transactions is recognized in accordance with the Company’s revenue recognition policies. Expense from barter transactions is generally recognized as incurred. Revenue from barter transactions for the year ended March 28, 2004 (Predecessor), and the period from March 29, 2004 to January 6, 2005 (Predecessor), for the period from January 7, 2005 to March 27, 2005 (Successor) and the year ended March 26, 2006 (Successor) was approximately $0.04 million, $0.09 million, $0.01 million and $0.784 million respectively, with approximately equal related expense amounts in each year.

Foreign Currency Adjustments
      The U.S. dollar is the functional currency of the Company’s Canadian operations. All foreign currency asset and liability amounts are remeasured into U.S. dollars at the end of each period. Exchange gains and losses arising from remeasurement of foreign currency-denominated monetary assets and liabilities are included in operations in the period in which they occur. Aggregate foreign remeasurement adjustments included in operations totaled $0.08 million, $(0.03) million, $0.03 million and $(0.087) million, for the year ended March 28, 2004 (Predecessor), and the period from March 29, 2004 to January 6, 2005 (Predecessor), for the period from January 7, 2005 to March 27, 2005 (Successor) and the year ended March 26, 2006 (Successor), respectively.

Revenue Recognition and Unearned Revenue

Revenue recognition
      The principal revenue earning activity of the Company is related to the sale of on-line and print advertising by both Independent Distributors (“ID”) as well as direct sales to customers through Company-managed distribution territories. Independent Distributors are contracted to manage certain distribution territories on behalf of NCI. The Company maintains ownership of all magazines and distribution territories. Revenue recognition for print and online products are consistently applied within Company-managed and ID-managed distribution territories as described below. These revenue arrangements are typically sold as a bundled product to customers and include a print ad in a publication as well as online advertisement. The Company bills the customer a single negotiated price for both elements. In accordance with EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables, the Company separates its deliverables into units of accounting and allocates consideration to each unit based on relative fair values. The Company recognizes revenue for each unit of accounting in accordance with SEC Staff Accounting Bulletin Number 104, Revenue Recognition. Subscriptions are recorded as deferred revenue when received and recognized as revenue over the term of the subscription.

NETWORK COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Print
      Print revenues are derived from the sale of advertising pages in our publications. The Company sells a bundled product to our customers that includes print advertisement as well as a standard online advertisement. The customer can also purchase premium placement advertising pages such as front cover and back cover. Revenue for print advertisement sales, including the premium placement advertising pages, is recognized when publications are delivered and available for consumer access.

Online
      Online revenues are derived from the sale of advertising on our various websites. The Company sells a bundled product to our customers that includes a print ad in our publications as well as a standard online advertisement. The customer is also permitted to purchase premium internet advertisements whereby they can include additional data items such as floor plans, multiple photos and neighborhood information, and also secure premium placement in search results. Revenue for online sales, including the premium internet advertisements, is recognized ratably over the period the online advertisements are maintained on the website.

Unearned revenue
      Company billings may occur one to four days prior to the shipment of the related publication and final upload of online advertising. At both interim and fiscal year end, the Company records unearned revenue to properly account for the timing differences and properly match revenue recognition to the proper period. The Company receives cash deposits from customers for certain publications prior to printing and upload of online advertising. These deposits are recorded as a liability and reflected accordingly in the consolidated financial statements.

Derivative Instruments
      SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. This statement requires the recognition of all derivative instruments as either assets or liabilities in the balance sheet measured at fair value. The changes in fair value of derivative instruments will be recognized as gains or losses in the period of change. The Company did not elect to use hedge accounting for the derivative instruments entered into during fiscal 2005 and 2006. Accordingly, the Company recognizes the change in fair value of the instruments in the statements of operations.

Fair Value of Financial Instruments
      The Company’s financial instruments, including cash, cash equivalents, accounts receivable, accounts payable and accrued expenses, are carried at cost, which approximates their fair value because of the short-term maturity of these instruments. Long-term debt and capital lease obligations are carried at cost, which approximates fair value due to the proximity of the interest rates of these financial instruments and the prevailing market rates for similar instruments.

Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the

NETWORK COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
financial statements and the reported amounts of revenue and expenses during the reporting year and period. Actual results could differ from those estimates.

Segment Reporting
      NCI is a publishing company producing publications serving the real estate and housing market. The Company follows the provisions of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, and has one reportable business segment: publishing. The publishing segment consists of online and print advertising. Virtually all of the Company’s revenues and assets are based in the United States. The Chief Executive Officer (the chief operating decision maker) evaluates the performance of, and determines the amount of investment in, the Company based on the results of operations on a consolidated basis.

Recent Accounting Pronouncements
      In November 2004, the FASB issued Statement No. 151, Inventory Costs, which is an amendment of Accounting Research Bulletin (“ARB”) No. 43, Chapter 4. SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. This standard is effective for inventory costs incurred for fiscal years beginning after June 15, 2005. The adoption of this standard will not have a material impact on the Company’s consolidated financial statements.
      On June 1, 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. The Statement applies to all voluntary changes in accounting principles. The Company will adopt SFAS 154 at March 27, 2006 and does not anticipate any material change to its operating results as a result of the adoption.

4.	Prepaid expenses and deferred charges
      Prepaid expenses and deferred charges consist of the following:

	March 27, 2005	March 26, 2006
	Successor	Successor

Prepaid expenses	$1,315,307	$1,643,122
Deferred charges	1,270,647	1,279,908

	$2,585,954	$2,923,030

5.	Inventories
      Inventories consist of the following:

	March 27, 2005	March 26, 2006
	Successor	Successor

Distribution products and marketing aids for resale	$292,612	$505,159
Production, paper and ink	1,019,011	2,174,130
Work-in-process	677,472	835,332

	$1,989,095	$3,514,621

      An allowance for obsolete inventory was not deemed necessary at March 27, 2005 (Successor) or March 26, 2006 (Successor).

NETWORK COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Acquisitions
      During 2004, 2005 and 2006, we completed certain acquisitions as part of our overall strategy to expand our product offerings and geographical presence. NCI generally pays a premium over the fair value of the net tangible and identified intangible assets acquired to carry out the Company’s strategic initiatives and to ensure strategic fit with its current publications. The majority of our transactions are asset based in which we acquire the publishing assets associated with magazines that fit our predetermined criteria as a tuck under acquisition, an expansion of our geographical footprint or addition to market share in certain areas. We evaluate each magazine on an individual basis for fit with our organization based on its historical performance along with our expectations for growth. The strength of each criteria and the expected return on our investment is evaluated in developing the purchase price. Acquisitions in the media and publishing sector typically generate a significant amount of goodwill. The purchase price allocation is aggregated below for small business combinations in accordance with SFAS 141, in chronological order for fiscal 2004, 2005 and 2006.

Allocation of purchase price
      The application of purchase accounting under SFAS 141 requires that the total purchase price be allocated to the fair value of assets acquired and liabilities assumed based on their fair values at the acquisition date. The allocation process requires an analysis of acquired contracts, customer relationships, contractual commitments and legal contingencies to identify and record the fair value of all assets acquired and liabilities assumed. In valuing acquired assets and assumed liabilities, fair values are based on, but are not limited to: future expected cash flows; current replacement cost for similar capacity for certain fixed assets; market rate assumptions for contractual obligations; settlement plans for litigation and contingencies; and appropriate discount rates and growth rates.
      Goodwill resulting from the acquisitions discussed below was assigned to the Company’s one business segment. Goodwill and intangible assets acquired in conjunction with certain publication acquisitions are tax deductible. The deferred tax liabilities related to finite-lived intangible assets will be reflected as a tax benefit in the consolidated statements of income in proportion to and over the amortization period of the related intangible assets.

Predecessor
      On July 14, 2003, the Company acquired the publishing assets of Kansas City Homes & Gardens. Relocating in Kansas City and Welcome! To Kansas City from Showcase Publishing. The publications are focused on the home and design market in Kansas City.
      On July 23, 2003, the Company acquired the assets comprised of the Tallahassee Apartment Guide from Quest Publications. The magazine is an apartment directory publication serving the Tallahassee, Florida market.
      On September 5, 2003 the Company acquired the publishing assets of Rochester Renters Guide. Rochester Apartment Living, Buffalo Renters Guide and Syracuse Renters Guide from Upstate Publishing Group, Ltd. The books are apartment directory publications serving the upstate New York markets of Rochester, Buffalo and Syracuse.
      On September 22, 2003 the Company acquired the publishing assets of Twin Cities Apartment Living Guide and St Cloud Apartment Living Guide from Apartment Living Guide, a sole proprietorship. The books are apartment directory publications serving the Minneapolis and St. Cloud, Minnesota markets.
      On October 31, 2003, the Company acquired the publishing assets of The Real Estate Book of Northern Kentucky, Cincinnati East Ohio, Cincinnati West Ohio, Butler/ Warren Ohio and some custom

NETWORK COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
publishing contracts from Scanlon Company, an Independent Distributor for NCI. The magazines are residential housing real estate directory publications serving the Kentucky, Ohio and Indiana markets.
      On January 6, 2004, the Company acquired the publishing assets of Today’s Real Estate Guide from English Communications. The publication is a residential housing real estate directory serving the Lake, Sumter and Southern Marion counties in Florida.
      On January 30, 2004, the Company acquired the publishing assets of the Apartment Blue Book of Pierce County from Advanced Media, Inc., an Independent Distributor for NCI. The publication is an apartment directory serving the Pierce County area of Washington State.
      The aggregate purchase price including transaction costs was $18.4 million. The acquisitions were accounted for using the purchase method and, accordingly, the purchase prices were allocated to the assets acquired based on their estimated fair values on the dates of acquisition. The aggregate purchase price for these acquisitions was allocated as follows:

		Weighted Average
	March 28, 2004	Amortization
	(Predecessor)	Period

	(In thousands of dollars)
Tangible assets
Current assets	$246
Fixed assets	132

Total tangible assets	378
Intangible Assets
Advertiser list	7,063	21 years
Subscriber list	18	4 years
Trademarks/trade name	516	15 years
Non-compete	1,310	5 years
Goodwill	9,063

Total intangible assets	17,970
Total purchase price	$18,348

      On August 31, 2004, the Company acquired the publishing assets of The Real Estate Book of North King County, WA and South King County, WA from TREB Incorporated, an Independent Distributor for NCI. The magazines are residential housing real estate directories serving the Seattle, WA market.
      On November 5, 2004, the Company acquired the publishing assets of the Apartment Blue Book of Lufkin, Gulf Coast, Abilene, Bryan, North Houston and Southwest Houston from RTJW Limited Partnership, an Independent Distributor for NCI. The publications are apartment directories serving several Texas markets.

NETWORK COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The aggregate purchase price including transaction costs for the Predecessor acquisitions was $3.3 million. The acquisitions were accounted for using the purchase method and, accordingly, the purchase prices were allocated to the assets acquired based on their estimated fair values on the dates of acquisition. The results of operations for each entity are reflected in our consolidated financial statements as of the dates of their respective acquisitions. The aggregate purchase price for these acquisitions was allocated as follows:

		Weighted-
	Fair Value at	Average
	Purchase	Amortization
	Price	Period

	(In thousands of dollars)
Tangible assets
Current assets	$104

Total tangible assets	104

Intangible assets
Advertiser list	1,603	12 years
Distribution Network	358	10 years
Goodwill	1,240

Total intangible assets	3,201

Total purchase price	$3,305

Successor
      On March 1, 2005, the Company acquired the publishing assets of the Apartment Book and New Homes & Ideas from Lone Wolf Publishing, Inc. The Apartment Book is an apartment directory. New Homes & Ideas is a new home and home design publication. Both publications serve the Raleigh, NC market. The total purchase price including transaction costs was $11.1 million.
      The acquisition was accounted for using the purchase method and, accordingly, the purchase price was allocated to the assets acquired based on their estimated fair values on the date of acquisition. The purchase price for the acquisition was allocated as follows:

		Weighted-
	Fair Value at	Average
	Purchase	Amortization
	Price	Period

	(In thousands of dollars)
Tangible assets
Fixed assets	$181

Total tangible assets	181

Intangible assets
Advertiser list	3,350	19 years
Trademarks	390	15 years
Non-compete	1,130	5 years
Goodwill	6,032

Total intangible assets	10,902

Total purchase price	$11,083

NETWORK COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      On May 2, 2005, the Company acquired the publishing assets of Seattle Homes & Lifestyles, St. Louis Homes & Lifestyles, Colorado Homes & Lifestyles, Atlanta Homes & Lifestyles, Mountain Living, Log & Timber Style, and Homes & Lifestyle To The Trade from Wiesner Publishing. The publications are focused on the home and design market segment in their respective markets.
      The acquisition was accounted for using the purchase method and, accordingly, the purchase price was allocated to the assets acquired based on their estimated fair values on the date of acquisition. Goodwill and intangible assets acquired in conjunction with this acquisition are tax deductible. The purchase price for the acquisition was allocated as follows:

		Weighted-
	Fair Value at	Average
	Purchase	Amortization
	Price	Period

	(In thousands of dollars)
Tangible assets
Current assets	$2,067
Fixed assets	95

Total tangible assets	2,162

Liabilities assumed	(2,795)
Intangible assets
Advertiser list	3,610	4 years
Subscriber list	265	6 years
Trademark	1,840	15 years
Non-compete	930	3 years
Goodwill	16,984

Total intangible assets	23,629

Total purchase price	$22,996

      On September 9, 2005, the Company acquired the publishing assets of Home Tour Magazine of Knoxville, Home Tour Magazine of East Tennessee, Prestigious Properties and Commercial Real Estate Guide from Omni Communications. The publications are focused on the resale and commercial real estate markets in Knoxville, Tennessee and surrounding markets.
      On October 14, 2005, the Company acquired the publishing assets of Atlanta Home Improvement magazine and The Green Pages directory from Atlanta Home Improvement, Inc. The magazine and directory provide editorial and advertising focused on the home design, home renovation and home improvement sectors in the greater Atlanta market. The purchase price included an earnout tied to the revenue growth for the twelve-month period following the closing date of the acquisition.
      On November 4, 2005, the Company acquired the publishing assets of At Home In Arkansas from New At Home Media Group, LLC. The magazine, which is distributed via newsstands, subscriptions and direct mail, covers the home and design market segment for the state of Arkansas.
      On November 14, 2005 the Company acquired the publishing assets of Relocating In Las Vegas from Showcase Publishing, Inc. The magazine, which is targeted for new residents of Las Vegas, focuses on home products and services for the Vegas market.

NETWORK COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      During the third quarter of fiscal 2006, the Company also acquired publications in Colorado and Kansas for an aggregate purchase price of approximately $0.6 million. These acquisitions were made to add geographic presence in the resale, rental and leasing areas of our business.
      The aggregate purchase price for these acquisitions including transaction costs was $8.0 million. The acquisitions were accounted for using the purchase method and, accordingly, the purchase price was allocated to the assets based on their estimated fair values on the date of acquisition. The aggregate purchase price for these acquisitions was allocated as follows:

		Weighted-
	Fair Value at	Average
	Purchase	Amortization
	Price	Period

	(In thousands of dollars)
Tangible assets
Fixed assets	$125

Total tangible assets	125

Liabilities assumed	(85)
Intangible assets
Advertiser list	2,787	9 years
Subscriber List	18	4 years
Distribution Network	275	10 years
Trade name	849	5 years
Non-compete	976	5 years
Goodwill	3,061

Total intangible assets	7,966

Total purchase price	$8,006

      Unaudited pro forma results of operations data for the period from March 29, 2004 to January 6, 2005 (Predecessor) and the period from January 7, 2005 to March 27, 2005 (Successor) and the fiscal year ended March 26, 2006 (Successor), as if NCI and the entities described above had been combined as of March 29, 2004 (Predecessor), follow. The pro forma results include estimates and assumptions which management believes are reasonable. However, pro forma results do not include any anticipated cost savings or other effects of the planned integration of these entities, and are not necessarily indicative of the results which would have occurred if the business combinations had been in effect on the dates indicated, or which may result in the future.

	Unaudited Pro Forma Results of Operations

	Period from	Period from
	March 29, 2004 to	January 7, 2005 to	Fiscal Year Ended
	January 6, 2005	March 27, 2005	March 26, 2006
	Predecessor	Successor	Successor

	(In thousands of dollars)
Sales	$122,802	$32,685	$182,020
Income (loss) before expense (benefit) for income taxes	$8,662	$(5,085)	$(16,685)
Net income (loss)	$5,158	$(3,263)	$(10,703)

NETWORK COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company is satisfied that no material change in value has occurred in these acquisitions or other acquisitions since the acquisition dates. The results of all acquired entities have been included in the Company’s consolidated financial statements since the respective acquisition date.
7.     Property, Equipment and Computer Software
      Property, equipment and computer software consist of the following:

	March 27, 2005	March 26, 2006
	Successor	Successor

Owned
Leasehold improvements	$2,730,758	$2,923,955
Furniture and fixtures	2,119,765	2,505,987
Machinery and equipment	10,891,161	12,408,012
Transportation equipment	44,428	26,997
Computer equipment and software	20,887,209	24,095,292

	36,673,321	41,960,243
Accumulated depreciation	(2,685,828)	(15,237,085)

	$33,987,493	$26,723,158

Capital Lease
Transportation equipment	$276,000	$468,207
Computer equipment and software	1,043,998	1,505,293
Machinery	—	39,518

	1,319,998	2,013,018
Accumulated amortization	(66,026)	(734,425)

	$1,253,972	$1,278,593

Total
Leasehold improvements	$2,730,758	$2,923,955
Furniture and fixtures	2,119,765	2,505,987
Machinery and equipment	10,891,161	12,447,530
Transportation equipment	320,428	495,204
Computer equipment and software	21,931,207	25,600,585

	37,993,319	43,973,261
Accumulated depreciation and amortization	(2,751,854)	(15,971,510)

	$35,241,465	$28,001,751

      Depreciation and amortization expense for property, equipment and computer software totaled $9.58 million for the year ended March 28, 2004 (Predecessor), $4.4 million for the period from March 29, 2004 to January 6, 2005 (Predecessor), $2.75 million for the period from January 7, 2005 to March 27, 2005 (Successor) and $13.22 million for the year ended March 26, 2006 (Successor). Such amounts included $7.71 million, $3.53 million, $2.20 million and $10.6 million related to the depreciation of computer equipment and software for the year ended March 28, 2004 (Predecessor), the period from March 29, 2004 to January 6, 2005 (Predecessor), the period from January 7, 2005 to March 27, 2005 (Successor), and the year ended March 26, 2006 (Successor), respectively. Amortization related to assets under capital leases was approximately $0.04 million for the year ended March 28, 2004 (Predecessor), $0.26 million for the period

NETWORK COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
from March 29, 2004 to January 6, 2005 (Predecessor), $0.07 million for the period from January 7, 2005 to March 27, 2005 (Successor), and $0.67 million for the year ended March 26, 2006 (Successor).

8.	Goodwill
      The total amount of goodwill on the Company’s books at March 27, 2005 (Successor) and March 26, 2006 (Successor) is $262.0 million and $283.2 million, respectively.
      The Company performed an impairment test of its goodwill at March 27, 2005 (Successor) and March 26, 2006 (Successor) and determined that no impairment of goodwill existed.

Balance, March 28, 2004 (Predecessor)	$61,030,946
Additions	1,343,736

Balance, January 6, 2005 (Predecessor)	$62,374,682

Acquisition effective January 7, 2005
Opening balance	$256,022,695
Additions	6,024,000

Balance, March 27, 2005 (Successor)	262,046,695
Additions	21,112,969

Balance, March 26, 2006 (Successor)	$283,159,664

NETWORK COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Intangible Assets
      Intangible assets consist of the following:

	March 27, 2005	March 26, 2006
	Successor	Successor

Carrying Amount
Independent distributor agreements	$68,000,000	$68,000,000
Advertiser lists	16,750,000	23,146,900
Distribution network	5,150,000	5,425,346
Trademarks/trade names	43,990,000	46,679,047
Consumer databases	13,715,000	13,715,000
Noncompete agreements	5,256,000	7,162,754
Subscriber list	—	283,016

	$152,861,000	$164,412,063

Accumulated Amortization
Independent distributor agreements	(1,133,333)	(5,666,643)
Advertiser lists	(296,828)	(2,629,808)
Distribution network	(128,750)	(657,751)
Trademarks/trade names	(728,833)	(3,851,800)
Consumer databases	(427,360)	(2,136,775)
Noncompete agreements	(563,438)	(3,342,550)
Subscriber list	—	(42,363)

	(3,278,542)	(18,327,690)

Intangible assets, net	$149,582,458	$146,084,373

      Amortization expense was $7.46 million for the year ended March 28, 2004 (Predecessor), $6.13 million for the period from March 29, 2004 to January 6, 2005 (Predecessor), $3.28 million for the period from January 7, 2005 to March 27, 2005 (Successor), and $15.0 million for the year ended March 26, 2006 (Successor). Based on the current amount of intangible assets subject to amortization, the average estimated amortization expense is expected to be approximately $12.5 million for each of the fiscal years 2007 through 2011. As acquisitions and dispositions occur in the future, these amounts may vary.

10.	Accrued Compensation, Benefits and Related Taxes
      Accrued expenses consist of the following:

	March 27, 2005	March 26, 2006
	Successor	Successor

Accrued salaries	$1,712,279	$1,960,637
Accrued commissions/bonuses	519,269	900,550
Accrued profit sharing	1,257,820	1,639,333
Other	988,347	1,176,036

	$4,477,715	$5,676,556

NETWORK COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Long-Term Debt
      Long-term debt consists of the following:

	March 27, 2005	March 26, 2006
	Successor	Successor

10 3/4 % Senior Notes, due December 1, 2013	$—	$175,000,000
New Senior Term loan	—	50,000,000
Senior Term A loan	23,000,000	—
Senior Term B loan	125,687,500	—
Revolver	7,000,000	—
Senior Subordinated Note	55,666,666	28,840,984

	211,354,166	253,840,984
Less:
Unamortized discount on noncurrent Senior Notes and Senior Subordinated Note	(517,889)	(2,674,279)
Current portion	(12,481,422)	(500,000)

	$198,354,855	$250,666,705

Prior Senior Credit Facility
      GMH, as Parent, and Network Communications, Inc., as Borrower, entered into an amended and restated loan agreement on February 11, 2005. The facility provided the Company and GMH with a $25.0 million revolving loan facility and a $148.69 million term facility (together the “senior credit facility”). Prior to the February 11, 2005 facility, the Company had entered into a senior credit facility on June 24, 2004, which consisted of a $25.0 million revolving commitment and $150.0 million term loan facility.
      Under the senior credit facility, the Company, at its option, could borrow funds at an interest rate equal to the London Interbank Offered Rate (“LIBOR”) plus a margin or at the lender’s base rate (which approximates the Prime rate) plus a margin. Interest rates under the term facility were base rate plus a margin of 1.75% or LIBOR plus a margin of 2.75%. Interest rates under the revolving facility were base rate plus a margin ranging from 2.25% to 1.25% or LIBOR plus a margin ranging from 3.25% to 2.25%. The applicable margin payable by the Company on the revolving facility was determined by the Company’s senior leverage ratio, which was calculated quarterly.
      The Company had $148.69 million of term loans (Term A and Term B) outstanding under the term facility with no availability to borrow at March 27, 2005 (Successor). Also, as of March 27, 2005 (Successor) the Company had $18.0 million, available to borrow under the revolving loan facility. As of March 27, 2005 (Successor) $7.0 million was outstanding under the revolving facility. The interest rate at March 27, 2005 (Successor) for the Revolver was at a rate of base plus 2.25% and/or LIBOR plus 3.25%. The effective interest rate on the balance outstanding under the Term A loan was 5.61% at March 27, 2005 (Successor). The effective interest rate on the balance outstanding under the Term B loan was 5.53% at March 27, 2005 (Successor). The effective interest rate under the Revolver was 5.94% at March 27, 2005 (Successor).
      In August 2004, the Company entered into an interest rate cap transaction for $75.0 million of its outstanding senior credit facility. The transaction involved establishing a cap of 6% on the interest rate to be paid by the Company. The Predecessor paid $0.04 million for the cap which had a market value of

NETWORK COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
$0.009 million at March 27, 2005 (Successor). The Company terminated this transaction effective July 25, 2005 and received $0.003 million from the counterparty.
      Prior to 2004, the Predecessor entered into an interest rate collar which did not qualify for hedge accounting under SFAS 133 and, accordingly, appreciation and depreciation in value was charged to operations. The collar was terminated in June 2004, at which time the Predecessor recorded a gain of $0.42 million.
      In addition to providing fixed principal payment schedules for the term and revolving facilities the loan agreement also included an Excess Cash Flow Repayment provision that required repayment of principal based on the Company’s leverage ratio, EBITDA, working capital, debt service and tax payments. The Excess Cash Flow amount was calculated and paid annually with the repayment of principal allocated on a pro rata basis to the term and revolving loans. The Company made a payment of $7.07 million under the Excess Cash Flow Repayment provision based on the period ended March 27, 2005 (Successor) financial results. This payment was made on July 1, 2005 and was included in current maturities of long-term debt at March 27, 2005 (Successor). The Excess Cash Flow Repayment was allocated to the principal balances of the Term A, Term B and Term C loans in the amounts of $0.88 million, $4.99 million and $1.20 million, respectively. The Company was also required to pay an annual non-utilization fee equal to .50% of the unused portion of the credit facility.
      On May 2, 2005, the Company executed an amendment to the amended and restated loan agreement dated February 11, 2005. The amendment provided the Company with an additional term loan facility (Term C) of $30.0 million to fund the Wiesner acquisition and to use for general corporate purposes.
      Under the Term C loan, the Company, at its option, could borrow funds at an interest rate equal to the London Interbank Offered Rate (“LIBOR”) plus a margin or at the lender’s base rate (which approximates the Prime rate) plus a margin. Interest rates under the term facility were base rate plus a margin of 1.5% or LIBOR plus a margin of 2.5%.

Senior Subordinated Debt
      Network Communications, Inc., as borrower, entered into a senior subordinated credit agreement on January 7, 2005. The agreement provided the Company with a $30.0 million loan that was fully drawn on the execution date.
      The interest rate on the senior subordinated debt was 10% per annum. The interest was earned on the unpaid principal amount of the loan from date made through maturity. Interest was payable in cash on June 30 and December 31 of each year. Interest payments commenced on June 30, 2005.
      Also on January 7, 2005, GMH, as borrower, entered into a senior subordinated credit agreement (Parent Mezzanine Debt). The agreement provides GMH a loan of $25.0 million. The full amount of the loan was drawn on January 7, 2005. NCI’s assets are pledged to collateralize this obligation. Therefore, the related liability is recorded on the accompanying balance sheet.
      The loan bears interest on the unpaid principal balance amount thereof from the date made through maturity at a rate equal to 12% per annum. Interest is payable on June 30 and December 31. The interest is pay-in-kind, thus the unpaid accrued interest is added to the outstanding balance of the loan.
      The maturity date for the Parent Mezzanine Debt is June 30, 2013. The principal of the loan and any accrued unpaid interest is due at maturity. There is no amortization of principal during the term of the loan. The principal can be paid in advance of the maturity date, however, there is a call premium ranging from 1% to 3% depending on when the prepayment is made.

NETWORK COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      As of March 27, 2005 (Successor), $0.67 million had been added to principal for interest on the Parent Mezzanine Debt. As of March 26, 2006 (Successor) the total principal added to the Parent Mezzanine Debt was $3.84 million on a cumulative basis.
      In conjunction with the senior subordinated credit agreement for the Parent Mezzanine Debt, GMHC entered into a warrant agreement. The warrant agreement gives the lender of the Parent Mezzanine Debt the right to purchase 585,926.7 Class A common shares authorized by GMHC. The purchase rights represented by the warrant are exercisable through January 7, 2015. The warrant agreement contains certain provisions requiring an adjustment of exercise price and number of shares based on the occurrence of specific events (all as are defined in the warrant agreement and stock purchase warrant).
      In accordance with Accounting Principles Board Opinion No. 14 (“APB 14”), Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, an independent valuation analysis was performed to determine the debt proceeds allocated to the warrants issued in connection with the senior subordinated debt. The valuation was based on market and financial data from comparable companies that were publicly traded. Revenue, EBITDA and total assets were compared to arrive at a base and a reasonable multiple for each measure. A liquidity discount was applied to arrive at NCI’s business enterprise valuation and subsequently, a fair market value for the total equity. The per share warrant value was indicated at $0.91 per share resulting in a total valuation of $0.53 million. The Company allocated $0.53 million to the warrants based on their relative fair value and recorded this amount as a debt discount and additional paid-in capital. The debt discount will be amortized over the eight year life of the related debt.
      Both senior subordinated debt agreements contain restrictive provisions which include, but are not limited to, requiring the Company to maintain certain financial ratios and limits upon the Company’s ability to incur additional indebtedness, make certain acquisitions or investments, sell assets or make other restricted payments, including dividends. The Company is also required to calculate quarterly covenants for debt leverage ratios, interest coverage ratio and fixed charge ratio.
      The loan agreement allows the lender to accelerate repayment of the principal in the case of specific events of default outlined in the senior subordinated credit agreement. Management believes the Company currently has no risk with regards to events of default.
      On July 25, 2005, the Company entered into an interest rate cap transaction for $50.0 million of its outstanding senior credit facility. The transaction involved establishing a cap of 6% on the interest rate to be paid by the Company. The Company paid $0.047 million for the cap which had a market value of $0.006 million at March 26, 2006 (Successor). The related derivative asset has been included in Other Assets on the condensed consolidated balance sheet.

Refinancing
      On November 30, 2005, the Company refinanced its existing capital structure. The objective of the refinancing was to provide the Company with a long-term capital structure that is consistent with its strategy and preserve acquisition flexibility. The refinancing was completed through an offering of $175 million of Senior Notes and a new senior secured credit facility comprised of a $50.0 million senior credit term loan facility, a new revolving credit facility with an availability of $35.0 million and an additional $75.0 million in uncommitted incremental term loans. The transactions described in this paragraph are collectively referred to herein as the “Refinancing”. The proceeds of the Refinancing were used to repay the outstanding balances under the Term A, Term B, Term C and $30.0 million of the senior subordinated debt resulting in no extinguishment gain or loss.

NETWORK COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     10 3/4% Senior Notes
      In November 2005, the Company completed the sale of $175.0 million of Senior Notes under Rule 144A of the Securities Act of 1933. The Senior Notes are unsecured senior obligations and rank equally with all other senior, unsecured and unsubordinated indebtedness. Interest on the Senior Notes is payable in arrears semi-annually on June 1 and December 1, commencing on June 1, 2006. The Senior Notes mature on December 1, 2013. The interest rate on the Senior Notes is 10 3/4%.
      The Senior Notes are governed by an indenture with Wells Fargo Bank, N.A., which acts as trustee. The indenture provides that the Company will not subject its property or assets to any mortgage or other encumbrance unless the Senior Notes are secured equally and ratably with other indebtedness that is secured by that property or assets. There is no sinking fund or mandatory redemption applicable to the Senior Notes. The Senior Notes are redeemable, in whole or in part, at any time prior to December 1, 2009 at a price equal to their principal amount plus any accrued interest and any “make-whole” premium, which is designed to compensate the investors for early payment of their investment. The premium is the greater of (i) 1.00% of the principal amount of such Note and (ii) the excess of (A) the present value at such redemption date of (1) the redemption price of such Note on December 1, 2009 plus (2) all required remaining scheduled interest payments due on such Note through December 1, 2009 (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate, over (B) the principal amount of such note on such redemption date. The redemption prices expressed as a percentage of the principal amount, plus accrued and unpaid interest to the redemption date for the 12-month period commencing on December 1 follow:

Optional
Redemption
Period	Percentage

2009	105.375%
2010	102.688%
2011 and thereafter	100.00%
      The Senior Notes were issued at a discount of $2.29 million, which is being amortized as interest expense over the life of the Senior Notes. The unamortized discount was $2.2 million at March 26, 2006 (Successor).
      The Company is obligated to file an Exchange Offer Registration Statement with the SEC by July 28, 2006 and to use commercially reasonable efforts to cause the Exchange Offer Registration Statement to become effective by October 26, 2006. The Company filed its initial registration statement with the SEC on June 2, 2006.

New Senior Credit Facility
      In conjunction with the Refinancing, the Company entered into a Term Loan Credit Agreement with certain lenders for an aggregate principal amount of $50 million. The proceeds of the loan were used to repay all amounts outstanding under the existing credit agreement, amounts outstanding in respect of the senior subordinated notes (including accrued interest and applicable prepayment penalties) and to pay fees and expenses incurred in connection with the Refinancing.
      Under the new senior credit facility, the Company, at its option, can borrow funds at an interest rate equal to the London Interbank Offered Rate (“LIBOR”) plus a margin or at the lender’s base rate (which approximates the Prime rate) plus a margin. Interest rates under the term facility are base rate plus a margin of 1.50% or LIBOR plus a margin of 2.50%. Interest rates under the revolving facility are base rate plus a margin ranging from 1.50% to .75% or LIBOR plus a margin ranging from 2.50% to 1.75%. The applicable margin payable by the Company on the revolving facility is determined by the Company’s senior leverage ratio, which is calculated quarterly.

NETWORK COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company had $50.0 million outstanding under the term facility with no availability to borrow at March 26, 2006 (Successor). Also, as of the current fiscal year end, the Company had $35.0 million available to borrow under the revolving loan facility. There were no borrowings outstanding under the revolving facility as of March 26, 2006 (Successor). The interest rate at March 26, 2006 (Successor) for the Revolver was at a rate of base plus 1.25% and/or LIBOR plus 2.25%. The effective interest rate on the balances outstanding under the term loan was 7.24% at March 26, 2006 (Successor).
      The final repayment of any outstanding amounts under the revolving facility is due November 30, 2010. The term loan facility commences amortization in quarterly installments of $0.125 million beginning March 31, 2006 through November 30, 2012.
      Under the new credit facility, the Company may obtain additional funding through Incremental Loan Commitments in an amount not to exceed $75 million. As of March 26, 2006 (Successor), there were no borrowings against the Incremental Loan Facility.
      The new senior credit facility is collateralized by substantially all of the assets of NCI and its subsidiaries. In addition, NCI’s subsidiaries are joint and several guarantors of the obligations. The loan agreement contains certain restrictive provisions which include, but are not limited to, requiring the Company to maintain certain financial ratios and limits upon the Company’s ability to incur additional indebtedness, make certain acquisitions or investments, sell assets or make other restricted payments, including dividends (as defined in the term loan credit agreement).
      The Company’s new senior credit facility contains a subjective acceleration clause in which certain events of default, as detailed in the new senior credit facility agreement, will result in acceleration of the call date of the new senior credit facility. Management reviews these events on a regular basis and believes that the Company currently has no risk associated with these events.
      In addition to providing fixed principal payment schedules for the term and revolving facilities the loan agreement also includes an Excess Cash Flow Repayment provision that requires repayment of principal based on the Company’s leverage ratio, EBITDA, working capital, debt service and tax payments. The Excess Cash Flow amount is calculated and paid annually with the repayment of principal allocated on a pro rata basis to the term and revolving loans. The Company is also required to pay an annual non-utilization fee equal to .50% of the unused portion of the revolving credit facility.
      Aggregate minimum principal maturities on long-term debt as of fiscal year end follow:

2007	$500,000
2008	500,000
2009	500,000
2010	500,000
2011	500,000
Thereafter	251,340,984

$253,840,984

      The Company assumes that as amounts become due under the loan agreement the amounts needed for the payments will be obtained from the Company’s operating cash flow supplemented by borrowings under the revolving loan as needed.

12.	Stockholder’s Equity
      On January 7, 2005, NCI’s parent, GMH, a wholly-owned subsidiary of GMHC, was acquired by CVC for consideration of $383.9 million, adjusted as defined within the Agreement and Plan of Merger.

NETWORK COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
GMHC was subsequently recapitalized to reflect 17,524,091 shares of series L common stock in the amount of $192.7 million, 1,079,863 shares of series A common stock in the amount of $1.1 million, term loans of $148.7 million and senior subordinated debt of $55.0 million. GMH recapitalized NCI with the proceeds from its common equity in the amount of $194.4 million, including the value allocated to the warrants. The funds received for capitalization have been recorded in the accompanying financial statements as Additional Paid-In Capital (“APIC”).
      On June 24, 2004, the Company entered into a refinancing agreement with its existing lenders to repay current debt balances and enter into new debt agreements providing the Company with additional capital. In connection with the recapitalization, the Company increased the term loan portion of its senior credit facility from approximately $86.0 million to $150.0 million. A portion of the proceeds were used to pay a dividend to our parent, GMH. GMH used these funds to pay a dividend to its prior stockholders. The distribution reflected a payment of $5,231,243 to GMH’s preferred equity holders and $56,397,876 to GMH’s common equity holders.

13.	Commitments and Contingencies

Commitments
      The Company has entered into a contract for the manufacture of a printing press expected to be delivered in two years from the contract date. This commitment became effective in August 2005. The total cost of the press, including installation, will be $5.2 million. The press is expected to be delivered and installed in fiscal 2007. The payments for the press will be made according to certain performance based milestones. Failure to meet the agreed-upon milestones could result in a termination of the contract. Title to the equipment will transfer to the Company upon delivery to its Lawrenceville facility. The Company made its first contract payment during fiscal 2006 in the amount of $0.47 million. The remaining balance of $4.7 million will be paid during fiscal 2007.

Operating Leases
      The Company is obligated under noncancellable operating leases and leases for office space which expire at various dates through 2012. Certain of the leases require additional payments for real estate taxes, water and common maintenance costs.
      Minimum lease payments due under noncancellable operating lease agreements with terms in excess of a year follow:

2007	$3,677,878
2008	2,686,782
2009	2,270,517
2010	1,642,498
2011	1,287,007
Thereafter	1,320,208

Total minimum lease payments	$12,884,890

      Rent expense for the year ended March 28, 2004 (Predecessor), for the period March 29, 2004 to January 6, 2005 (Predecessor), for the period January 7, 2005 to March 27, 2005 (Successor), and for the year ended March 26, 2006 (Successor) amounted to $2.70 million, $2.23 million, $0.59 million and $3.40 million.

NETWORK COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Capital Leases
      The Company is obligated under capital leases for computer equipment and software which expire at various dates through 2013.
      Payments due under capital lease agreements with terms in excess of a year follow:

2007	$676,103
2008	352,038
2009	162,034
2010	46,185
2011	6,732
Thereafter	8,415

Total minimum lease payments	1,251,507
Less amount representing interest	(73,446)

Present value of minimum capital lease payments	$1,178,061

      Principal payments and interest expense for the year ended March 28, 2004 (Predecessor), the period March 29, 2004 to January 6, 2005 (Predecessor), the period January 7, 2005 to March 27, 2005 (Successor), and the year ended March 26, 2006 (Successor) amounted to $0.006 million, $0.28 million, $0.10 million, and $0.57 million, respectively.

Employment Agreements
      Two senior executives of the company have employment agreements which terminate in January 2010. Pursuant to the agreements, the executives are entitled to annual base salaries and annual bonuses based on the Company’s EBITDA for each year. These agreements also provide for severance benefits equal to two years’ base salary and benefits upon termination of employment by the Company without cause.

Other
      The Company is involved in various claims and lawsuits which arise in the normal course of its business. Management does not believe that any of these actions will have a material adverse effect on the Company’s financial position or results of operations.

NETWORK COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	Income Taxes
      The expense (benefit) for income taxes consists of the following:

	Fiscal Year			Fiscal Year
	Ended	March 29, 2004 to	January 7, 2005 to	Ended
	March 28, 2004	January 6, 2005	March 27, 2005	March 26, 2006
	Predecessor	Predecessor	Successor	Successor

Federal
Current	$4,165,456	$2,194,488	$(932,726)	$2,208,823
Deferred	(3,273,524)	392,015	(678,042)	(7,408,566)

	891,932	2,586,503	(1,610,768)	(5,199,743)

State
Current	844,864	500,318	(176,840)	378,655
Deferred	(596,995)	71,883	(123,134)	(1,351,106)

	247,869	572,201	(299,974)	(972,451)

Income tax expense (benefit)	$1,139,801	$3,158,704	$(1,910,742)	$(6,172,194)

      The expense (benefit) for income tax differs from the amount that would be calculated applying the federal statutory rate of 35% (2006 and 2005) and 34% (2004) to (loss) income before expense (benefit) for income taxes as follows:

	Fiscal Year			Fiscal Year
	Ended	March 29, 2004 to	January 7, 2005 to	Ended
	March 28, 2004	January 6, 2005	March 27, 2005	March 26, 2006
	Predecessor	Predecessor	Successor	Successor

Expected income tax expense (benefit)	$1,035,685	$2,721,387	$(1,859,958)	$(6,010,449)
State income taxes, net of federal benefit	133,572	315,693	(197,038)	(628,306)
Permanent differences	98,827	95,350	76,030	394,379
Other	(128,283)	26,274	70,224	72,182

Income tax expense (benefit)	$1,139,801	$3,158,704	$(1,910,742)	$(6,172,194)

NETWORK COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company’s deferred tax assets and liabilities consist of the following:

	March 27, 2005	March 26, 2006
	Successor	Successor

Deferred tax assets
Allowance for doubtful accounts	$517,705	$590,142
Unearned revenue	104,050	—

Total current deferred tax assets	621,755	590,142

Deferred tax liabilities
Intangible assets amortization	(52,694,610)	(48,176,285)
Property, equipment and depreciation	(11,020,564)	(7,240,843)
Other	196,477	1,184,917

Total noncurrent deferred tax liabilities	(63,518,697)	(54,232,211)

Net deferred tax liabilities	$(62,896,942)	$(53,642,069)

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the existence of sufficient deferred tax liabilities, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

15.	Profit Sharing and 401(k) Plans
      The Company has a Profit Sharing Plan for all employees that is funded based on a percentage of the Company’s adjusted earnings before interest, taxes, depreciation and amortization less capital expenditures for the current year. The Profit Sharing Plan is at the discretion of the Company and can be amended or terminated by the Company at any time. The expense for the profit sharing plan for the year ended March 28, 2004 (Predecessor), the period from March 29, 2004 to January 6, 2005 (Predecessor), the period from January 7, 2005 to March 27, 2005 (Successor), and the year ended March 26, 2006 (Successor) was $1.08 million, $1.04 million, $0.21 million, and $1.55 million, respectively.
      The Company sponsors defined contribution plans pursuant to which employees can elect to defer a portion of their compensation for funding of retirement investments. The Company matches a certain percentage of the employee’s elected contribution, which is reported as an expense in the applicable payroll period. The Company contributed $1.22 million, $1.03 million, $0.24 million, and $1.37 million to the plans during the year ended March 28, 2004 (Predecessor), the period from March 29, 2004 to January 6, 2005 (Predecessor), the period from January 7, 2005 to March 27, 2005 (Successor), and the year ended March 26, 2006 (Successor), respectively.

16.	Related Party Transaction
      On June 28, 2002, the Predecessor entered into a management and consulting agreement with ABRY Partners, LLC (ABRY) whereby the Predecessor would owe ABRY approximately $0.21 million for the year ended March 27, 2005 (Successor), and 105% of the previous year’s fee in subsequent years for management and consulting services. The management and consulting agreement with ABRY terminated effective January 7, 2005.

NETWORK COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In December 2004, the Company entered into a 10-year advisory agreement with CVC Management LLC (“CVC”) whereby the Company is to pay CVC in quarterly installments an annual fee, which is the greater of $0.21 million or .016% of the fiscal 2006 annual consolidated revenue, in exchange for advisory services. The Company was also to reimburse CVC for reasonable out-of-pocket expenses incurred in its performance of advisory services. The amounts accrued under this agreement as of March 27, 2005 (Successor) and March 26, 2006 (Successor) was $0.0 million and $0.07 million, respectively.
      We retained TMG Public Relations (“TMG”) to perform public relations and marketing services on the Company’s behalf on a project-by-project basis. TMG is owned by the spouse of Dan McCarthy, NCI’s Chairman and Chief Executive Officer. In each of fiscal 2005 and 2006, we made payments to TMG of $0.19 million. The Company accrued $0.028 million for services rendered as of March 26, 2006 (Successor). We expect to continue to use the services of TMG during fiscal 2007.

17.	Subsequent Events
      In May 2006, the Company made two acquisitions. The Company acquired the publishing assets of Kansas City New Homes Journal and The Apartment Community Guide from Communix Publishing and H&W Publishing, respectively. The total purchase price for these acquisitions was $2.1 million.

$175,000,000
Network Communications, Inc.
Exchange Offer for
10 3/4 % Senior Notes due 2013
PROSPECTUS
August 7, 2006
          We have not authorized any dealer, salesperson or other person to give any information or represent anything to you other than the information contained in this prospectus. You may not rely on unauthorized information or representations.
      This prospectus does not offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who can not legally be offered the securities.
      The information in this prospectus is current only as of the date on its cover, and may change after that date. For any time after the cover date of this prospectus, we do not represent that our affairs are the same as described or that the information in this prospectus is correct, nor do we imply those things by delivering this prospectus or selling securities to you.
      Until November 5, 2006, all dealers that effect transactions in these securities, whether or not participating in the exchange offer may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.